Morehead Medical Pavilion CHARLOTTE North Cypress I HOUSTON McAuley Medical Center PHOENIX WakeMed Medical Park RALEIGH Overlake Medical Pavilion SEATTLE St. Anthony's Plaza III DENVER

Dear Fellow Shareholders, 2025 was a transformational year for Healthcare Realty 2.0 — one that validated the strategic direction we set out and demonstrated our team’s ability to execute with discipline and urgency. The results speak for themselves: Normalized FFO of $1.61 per share exceeded the midpoint of our original guidance by three cents; Same Store NOI growth of 4.8% outpaced guidance by 140 basis points; Same Store Occupancy climbed 103 basis points to end the year at 92.1%; and we executed 5.8 million square feet of new and renewal leases. All of this substantiates that Healthcare Realty 2.0 is a fundamentally different and stronger company than it was just one year ago. In July, we published our three-year Strategic Plan — a clear and purposeful roadmap built around five pillars: (1) improved corporate governance; (2) organizational platform restructuring; (3) portfolio optimization; (4) reprioritized capital allocation; and (5) balance sheet management. I am proud to report that, in just a few quarters, we are tracking well ahead of schedule on each of them. CORPORATE GOVERNANCE I was honored to be named the third CEO in the history of Healthcare Realty last April, and I have worked diligently to build a management team capable of executing our vision. In January 2026, Dan Gabbay joined as CFO, bringing 20 years of real estate investment banking experience. Rob Hull (COO), Ryan Crowley (CIO), and Andrew Loope (CLO) round out our executive leadership with a combined tenure of more than 60 years at the company — institutional knowledge that is invaluable as we drive transformational change. At the Board level, we made an equally deliberate change: reducing the size of our Board from 12 to 7 members. The reduction was part of a thoughtful effort to better align the size of the Board with other companies in the REIT industry, while simultaneously maintaining our commitment to operating with best practices of corporate governance. I believe we now have one of the highest-quality boards in our sector. ORGANIZATIONAL PLATFORM RESTRUCTURING We have fundamentally rebuilt our Asset Management and Leasing platform — creating tighter alignment, introducing a new leasing model, and instilling a culture of rigorous ROI discipline throughout the organization. The talented individuals we have added across the organization are energized by the opportunity ahead and committed to the standards we have set. The work of the past year has laid a foundation that I believe will generate meaningful value for shareholders for years to come. Over the last two quarters, the results of this restructuring are visible in our operating metrics: • Cash leasing spreads improved +60 basis points • Tenant retention increased +220 basis points • Lease IRRs improved +2,500 basis points • Lease payback period reduced by four months Letter to Shareholders 3

4 Collectively, our corporate governance changes and platform restructuring efforts have generated $10 million in annualized G&A savings, bringing our total G&A expense to $45 million — a level that now compares favorably to our peer group. PORTFOLIO OPTIMIZATION We sold nearly $1.2 billion of assets at a blended 6.7% cap rate, exiting 14 non-core markets in the process. The proceeds have been strategically redeployed, and our geographic footprint is now concentrated in large, high-growth metropolitan statistical areas where outpatient demand is strongest. I am confident we have assembled the premier Outpatient Medical real estate portfolio in the country — a conviction supported by our nearly 5% same-store NOI growth in 2025. REPRIORITIZED CAPITAL ALLOCATION Our approach to capital allocation is defined by discipline. Every dollar we deploy must meet a high bar for risk-adjusted return. Our framework is built around three targeted uses of capital: • Redevelopment projects that unlock embedded value within the existing portfolio • Share repurchases that return capital directly to shareholders • Joint venture acquisitions that provide accretive growth while managing leverage This targeted framework ensures we are investing in opportunities with the highest probability of creating long-term shareholder value, while maintaining the financial flexibility we have worked hard to rebuild. BALANCE SHEET MANAGEMENT Our balance sheet is in the strongest position it has been in years. The initiatives we prioritized are complete, and the results are meaningful: • Net Debt to adjusted EBITDA reduced by nearly a full turn to 5.4x • Debt maturities extended and liquidity materially increased • Credit outlook upgraded to Stable by both Moody’s and S&P We also made the long-overdue decision to right-size our dividend. This was a difficult but necessary step — one that had been deferred for over a decade. Today, our dividend is well-covered, appropriate for the business, and structured to grow as conditions allow. At a current yield of nearly 6%, it remains a compelling component of total shareholder return. LOOKING AHEAD The opportunity before us is significant. Healthcare Realty 2.0 is the only pure-play REIT focused exclusively on the Outpatient Medical sector — a segment where demand continues to far outpace supply, where alignment with the nation’s leading health systems gives us a meaningful competitive advantage, and where the demographic tailwinds are powerful and long-lasting. We intend to be the standard by which all others in this sector are measured — and to translate that position into durable, growing returns for the shareholders who have placed their trust in us. I want to thank our shareholders for their continued trust and patience. I also want to recognize the extraordinary dedication of our employees — their work is the foundation of everything we have accomplished, and everything we will achieve. Sincerely, Peter Scott President and Chief Executive Officer 1

Company Overview Healthcare Realty is a publicly-traded Real Estate Investment Trust (REIT) that owns and operates outpatient medical facilities throughout the United States. As the first REIT to specialize in medical outpatient buildings, the Company has built a leading medical real estate portfolio affiliated with market-leading healthcare systems. 90% Top 50 MSAs BBB/Baa2 S&P/Moody's Credit Rating $10.7B Enterprise Value 5.4x Net Debt to Adj. EBITDA $6.5B Market Cap 33M Owned SF 5.2% Dividend Yield(1) 562 Properties $725M Annualized Adj. EBITDA Note: Financial and portfolio information as of December 31, 2025, and market data as of February 26, 2026. See the Company’s 4Q 2025 Supplemental report for the quarter ended December 31, 2025 for more information. (1) Based on 4Q annualized dividend of $0.96, and closing share price as of February 26, 2026. 2100 Church Street NASHVILLE 5

Premier Outpatient Medical Platform Superior scale, growth, and demographics TOP MARKETS TOTAL SF % OF NOI Dallas 3.5M 9.9% Houston 2.1M 5.3% Charlotte 1.7M 5.6% Denver 1.7M 4.9% Los Angeles 1.6M 4.0% Seattle 1.6M 7.1% Indianapolis 1.4M 2.9% Phoenix 1.4M 3.3% Atlanta 1.3M 4.3% Nashville 1.2M 3.0% Raleigh 1.2M 3.4% Tampa 0.8M 2.6% Miami 0.8M 2.4% Austin 0.8M 2.5% Boston 0.7M 4.0% Washington 0.7M 2.6% New York 0.6M 2.1% San Francisco 0.6M 2.3% Hartford 0.6M 2.0% Orlando 0.4M 2.1% TOP 25 TOP 50 TOP 75 TOP 100 68% 46% 57% 75% TOP 25 TOP 50 TOP 75 TOP 100 69% 90% 94% 97% DEEP RELATIONSHIPS WITH LEADING HEALTH SYSTEMS Associated Health Systems by Rank (% of MOB SF) CONCENTRATED IN TOP MARKETS MSA by Rank (% of MOB SF) 6

Management Team Peter Scott President and Chief Executive Officer Rob Hull Executive Vice President and Chief Operating Officer Ryan Crowley Executive Vice President and Chief Investment Officer Andrew Loope Executive Vice President, General Counsel and Secretary Daniel Gabbay Executive Vice President and Chief Financial Officer 7

Board of Directors Constance B. Moore Retired President and Chief Executive Officer, BRE Properties Jay P. Leupp Managing Partner and Senior Portfolio Manager, Terra Firma Asset Management, LLC Thomas N. Bohjalian Chair of the Board; Retired Executive Vice President, Senior Portfolio Manager and Head of U.S. Real Estate and Trading, Cohen & Steers Peter Scott President and Chief Executive Officer, Healthcare Realty Trust Incorporated Glenn J. Rufrano Executive Chairman, PREIT; Retired Chief Executive Officer, VEREIT David B. Henry Retired Vice Chairman and Chief Executive Officer, Kimco Realty Donald C. Wood President and Chief Executive Officer, Federal Realty Investment Trust 8

DIRECT DEPOSIT OF DIVIDENDS Direct deposit of dividends is offered as a convenience to shareholders of record. For information, write Computershare Investor Services, P.O. Box 43078, Providence, Rhode Island 02940-3078, or call 1.888.801.0107. Information may also be obtained at the transfer agent’s website www.computershare.com. FORM 10-K The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2025, with the Securities and Exchange Commission. Shareholders may obtain a copy of this report, without charge, by writing: Investor Relations, Healthcare Realty Trust Incorporated, 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203. Or, via e-mail: communications@healthcarerealty.com. CERTIFICATIONS The Company’s chief executive officer and chief financial officer have filed the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to the Company’s Annual Report on Form 10-K. In addition, the Company’s chief executive officer certified to the New York Stock Exchange in 2025 that he was not aware of any violation by the Company of the New York Stock Exchange’s corporate governance listing standards. ANNUAL SHAREHOLDERS MEETING The annual meeting of shareholders will be held on May 19, 2026, at 10:00 a.m. Central Time at 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203. CORPORATE ADDRESS Healthcare Realty Trust Incorporated 3310 West End Avenue, Suite 700 Nashville, Tennessee 37203 Phone: 615.269.8175 Fax: 615.269.8461 www.healthcarerealty.com communications@healthcarerealty.com INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Deloitte & Touche LLP 1033 Demonbreun Street, Suite 400 Nashville, Tennessee 37203 TRANSFER AGENT Computershare Investor Services P.O. Box 43078 Providence, Rhode Island 02940-3078 1.888.801.0107 www.computershare.com CUSIP NUMBERS Senior Notes due 2026: 42225UAD6 Senior Notes due 2027: 42225UAF1 Senior Notes due 2028: 421946AK0 Senior Notes due 2030: 42225UAG9 Senior Notes due 2030: 421946AL8 Senior Notes due 2031: 421946AM6 Senior Notes due 2031: 42225UAH7 9

2025 Form 10-K PART I Item 1 Business 1 Item 1A Risk Factors 7 Item 1B Unresolved Staff Comments 21 Item 1C Cybersecurity 21 Item 2 Properties 22 Item 3 Legal Proceedings 22 Item 4 Mine Safety Disclosures 22 PART II Item 5 Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 22 Item 6 [Reserved] 24 Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations 25 Item 7A Quantitative and Qualitative Disclosures About Market Risk 48 Item 8 Financial Statements and Supplementary Data 49 Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 91 Item 9A Controls and Procedures 91 Item 9B Other Information 94 Item 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 94 PART III Item 10 Directors, Executive Officers and Corporate Governance 95 Item 11 Executive Compensation 96 Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 96 Item 13 Certain Relationships and Related Transactions, and Director Independence 96 Item 14 Principal Accountant Fees and Services 97 Item 15 Exhibits and Financial Statement Schedules 97 Item 16 Form 10-K Summary 101 SIGNATURES AND SCHEDULES 101 HEALTHCARE REALTY TRUST

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______________ Form 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2025 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from             to Commission File Number: 001-35568 HEALTHCARE REALTY TRUST INCORPORATED (Exact name of Registrant as specified in its charter) Maryland 20-4738467 (State or other jurisdiction of Incorporation or organization) (I.R.S. Employer Identification No.) 3310 West End Avenue Suite 700 Nashville, Tennessee 37203 (Address of principal executive offices) (615) 269-8175 (Registrant’s telephone number, including area code) Securities Registered Pursuant to Section 12(b) of the Act: Title of Each Class Trading Symbol Name of Each Exchange on Which Registered Class A Common Stock, $0.01 par value per share HR New York Stock Exchange Securities Registered Pursuant to Section 12(g) of the Act: None (Title of Class) Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒    No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐    No  ☒ Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No ☐ Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.: Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15- U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒   If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes ☐    No ☒ The aggregate market value of the shares of common stock of the Registrant (based upon the closing price of these shares on the New York Stock Exchange on June 30, 2025), held by non-affiliates on June 30, 2025 was $5,534,691,368. As of February 5, 2026, there were 348,849,902 shares of the Registrant’s common stock outstanding. DOCUMENTS INCORPORATED BY REFERENCE Portions of the Registrant’s definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held on May 19, 2026 are incorporated by reference into Part III of this Report.

PART I

Item 1. Business

Healthcare Realty Trust Incorporated is a self-managed and self-administered real estate investment trust ("REIT") that owns, leases, manages, acquires, finances, develops and redevelops income-producing real estate properties associated primarily with the delivery of outpatient healthcare services throughout the United States. All references in this report to "Healthcare Realty," the "Company," "we," "us," or "our" mean Healthcare Realty Trust Incorporated together with its consolidated subsidiaries, including Healthcare Realty Holdings, L.P., or operating partnership (the "OP").

The Company operates so as to qualify as a REIT for federal income tax purposes. As a REIT, the Company is not subject to corporate federal income tax with respect to taxable income distributed to its stockholders. See "Item 1A. Risk Factors" for a discussion of risks associated with qualifying as a REIT.

Real Estate Properties

The Company had gross investments of approximately $10.3 billion in 502 consolidated real estate properties, construction in progress, redevelopments, financing receivables, financing lease right-of-use assets, land held for development and corporate property as of December 31, 2025, excluding held for sale assets. The Company had a weighted average ownership interest of approximately 30% in 61 real estate properties, excluding held for sale assets, held in unconsolidated joint ventures as of December 31, 2025. The Company provided leasing and property management services to approximately 93% of its portfolio nationwide as of December 31, 2025. The Company's real estate property investments by geographic area are detailed in Note 2 to the Consolidated Financial Statements. The following table details the Company's owned properties by facility type as of December 31, 2025:

			December 31, 2025	
Dollars and square feet in thousands	INVESTMENT	SQUARE FEET	NUMBER OF PROPERTIES	OCCUPANCY [1]
Medical office/outpatient [2]	$ 9,306,615	26,690	481	89.6 %
Inpatient	406,399	869	14	100.0 %
Office	272,967	1,096	4	99.5 %
	9,985,981	**28,655**	**499**	**90.3 %**
Land held for development	57,535	—	—	—
Investments in financing receivables, net [3,4]	123,249	160	1	100.0 %
Financing lease right-of-use assets [4]	75,083	27	1	80.9 %
Corporate property	50,748	109	1	97.0 %
Total real estate investments	**10,292,596**	**28,951**	**502**	**90.4 %**
Unconsolidated joint ventures [5]	453,607	3,889	61	90.9 %
Total investments	**$ 10,746,203**	**32,840**	**563**	**90.5 %**

1 The occupancy column represents the percentage of total rentable square feet leased (including month-to-month and holdover leases), excluding held for sale assets.

2 Includes two real estate properties held in consolidated joint ventures.

3 Investments in financing receivables, net includes an investment of $117.3 million in a single-tenant net lease property in San Diego, CA related to a sale-leaseback transaction.

4 Financing lease right-of-use assets includes a multi-tenant lease property in Columbus, OH related to a sale-leaseback transaction totaling $13.9 million, of which $7.9 million was accounted for as an imputed lease arrangement as required under ASC 842, Leases. The remaining $6.0 million was accounted for as a financing arrangement and is included in investments in financing receivables, net.

5 Represents the Company's equity investment in unconsolidated joint ventures. Square feet have not been adjusted by the Company's ownership percentage. Square feet, number of properties, and occupancy excludes two properties that are classified as held for sale.

Financial Concentrations

The Company's real estate portfolio is leased to a diverse tenant base. For the year ended December 31, 2025, the Company did not have any tenants that accounted for 10% or more of the Company's consolidated revenues. See Note 2 to the Consolidated Financial Statements for additional information regarding the Company's gross investments by geographic market.

1

Expiring Leases

As of December 31, 2025, the weighted average remaining years to expiration pursuant to the Company's leases was approximately 4.4 years, with expirations through 2052. The table below details the Company's lease expirations as of December 31, 2025, excluding the Company's unconsolidated joint ventures, financing receivables, assets held for sale and right-of-use assets.

EXPIRATION YEAR	NUMBER OF LEASES	LEASED SQUARE FEET	PERCENTAGE OF LEASED SQUARE FEET
2026 [1]	1,155	3,885,553	14.9 %
2027	949	4,363,442	16.8 %
2028	906	3,463,342	13.3 %
2029	683	3,060,019	11.8 %
2030	634	3,021,085	11.6 %
2031	329	1,663,709	6.4 %
2032	301	1,969,215	7.6 %
2033	190	751,017	2.9 %
2034	190	1,061,192	4.1 %
2035	206	1,274,194	4.9 %
Thereafter	187	1,475,890	5.7 %
	5,730	25,988,658	100.0 %

1 Includes 85 leases totaling 238,548 square feet that expired prior to December 31, 2025, and were on month-to-month terms.

See "Trends and Matters Impacting Operating Results" as part of Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this report for additional information regarding the Company's leases and leasing efforts.

Liquidity

The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company expects to meet its liquidity needs through cash on hand, cash flows from operations, asset sales and joint venture contributions, equity and debt issuances in the public or private markets and borrowings under commercial credit facilities.

Business Strategy

The Company owns and operates properties that facilitate the delivery of healthcare services in primarily outpatient settings. To execute its strategy, the Company engages in a broad spectrum of integrated services including leasing, management, acquisition, financing, development and redevelopment of such properties. The Company seeks to generate stable, growing income and lower the long-term risk profile of its portfolio of properties by focusing on facilities primarily located on or near the campuses of acute care hospitals associated with leading health systems. The Company seeks to reduce financial and operational risk by owning properties in high-growth markets with a broad tenant mix that includes over 30 physician specialties, as well as surgery, imaging, cancer, and diagnostic centers.

2025 Investment Activity

The Company disposed of 70 properties in 2025 for sales prices totaling approximately $1.1 billion. These transactions yielded net cash proceeds of approximately $1.0 billion, net of approximately $77.6 million of closing costs and related adjustments, and $11.8 million in Company financed notes. The weighted average capitalization rate for these sales was 6.7%. The Company calculates the capitalization rate for dispositions as the in-place cash net operating income divided by the sales price.

In 2025, the Company funded $136.6 million toward development and redevelopment of properties.

See the Company's discussion regarding the 2025 joint venture and disposition activity in Note 4 to the Consolidated Financial Statements and development activity in Note 14 to the Consolidated Financial Statements. Also, please refer to the Company's discussion in "Trends and Matters Impacting Operating Results" as part of Item 7.

2

Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II of this report. Competition The Company competes for the acquisition and development of real estate properties with private investors, healthcare providers, other REITs, real estate partnerships and financial institutions, among others. The business of acquiring and developing new healthcare facilities is highly competitive and is subject to price, construction and operating costs, and other competitive pressures. Some of the Company's competitors may have lower costs of capital. The financial performance of all of the Company’s properties is subject to competition from similar properties. The extent to which the Company’s properties are utilized depends upon several factors, including the number of physicians using or referring patients to an associated healthcare facility, healthcare employment, competitive systems of healthcare delivery, and the area’s population, size and composition. Private, federal and state health insurance programs and other laws and regulations may also have an effect on the utilization of the properties. Government Regulation The facilities owned by the Company are utilized by medical tenants which are required to comply with extensive regulation and legislation at the federal, state and local levels, including, but not limited to, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Affordable Care Act"), the Bipartisan Budget Act of 2015, the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”), and laws intended to combat fraud, waste and abuse such as the Anti-Kickback Statute, Stark Law and False Claims Act, and laws intended to protect the privacy and security of patient information, such as the Health Insurance Portability and Accountability Act of 1996. Medical tenants are subject to state and federal laws and regulations that establish, among other things, requirements for participation in government-sponsored reimbursement programs, including the Medicare and Medicaid programs. The Company's leases generally require the tenant to comply with all applicable laws relating to the tenant's use and occupation of the leased premises. Although lease payments to the Company are not directly affected by these laws and regulations, changes in these programs or the loss by a tenant of its license or ability to participate in government-sponsored reimbursement programs could have a material adverse effect on the tenant's ability to make lease payments to the Company. Government healthcare programs have increased over time as a significant percentage of the U.S. population’s health insurance coverage. The Medicare and Medicaid programs are highly regulated and subject to frequent evaluation and change. Changes from year to year in reimbursement methodology, rates and other regulatory requirements may cause the profitability of providing care to Medicare and Medicaid patients to decline, which could adversely affect tenants' ability to make lease payments to the Company. The Centers for Medicare and Medicaid Services continued to adjust Medicare payment rates in 2025 to implement site-neutral payment policies. These changes have lowered Medicare payments for services delivered in off-campus hospital outpatient departments in an effort to lessen reimbursement disparity in off-campus medical office and outpatient facilities. The Company’s medical office buildings that are located on hospital campuses could become more valuable as hospital tenants will keep their higher Medicare rates for on-campus outpatient services. However, the Company has not seen a material impact from site-neutral Medicare payment policy, positively or negatively. The Company cannot predict the amount of benefit or loss from these measures or if other federal health policy will ultimately require cuts to reimbursement rates for services provided in other settings. The Company cannot predict the degree to which these changes, or changes to federal healthcare programs in general, may affect the economic performance of some or all of the Company's tenants, positively or negatively. Since 2018, physicians have been required to report patient data on quality and performance measures that began to affect their Medicare payments in 2020. Implementation of MACRA, and the ongoing debate over the most effective payment system to use to promote value-based reimbursement, along with its budget-neutrality rule that requires any increases in payments to be offset by decreases, present the industry and its individual participants with uncertainty and financial risk. The Company cannot predict the degree to which any such changes may affect the economic performance of the Company's tenants or, indirectly, the Company. 3

Legislative Developments Taxation of Dividends The Tax Cuts and Jobs Act of 2017 (“TCJA”) generally allows a deduction for individuals equal to 20% of certain income from pass-through entities, including ordinary dividends distributed by a REIT (excluding capital gain dividends and qualified dividend income). In addition, the deduction for ordinary REIT dividends is not subject to the wage and tax basis limitations applicable to the deduction for other qualifying pass-through income. The TCJA was a far-reaching and complex revision to the existing U.S. federal income tax laws. Many provisions of this act, such as the 20% deduction mentioned above, that were set to expire at the end of 2025 have been permanently extended as a result of the passing of the One Big Beautiful Bill Act of 2025 (“OBBBA”) that was signed into law on July 4, 2025. Healthcare Each year, legislative proposals for health policy are introduced in Congress and state legislatures, and regulatory changes are proposed and enacted by government agencies. These proposals, individually or in the aggregate, could significantly change the delivery of healthcare services and limit the ability of the Company and other REITs to own and lease certain healthcare facilities, either nationally or at the state level, if implemented. Examples of significant legislation or regulatory action recently proposed, enacted, or in the process of implementation include: • federal legislative proposals that would prohibit payments from federal healthcare programs to healthcare providers that sell assets to REITs or use assets as collateral for loans from REITs; • state legislation and legislative proposals that (i) prohibit licensure of certain healthcare facilities leased from REITs, (ii) require additional government oversight and approval of healthcare provider transactions involving a change in control or sales of assets, including real estate, and (iii) impose public reporting requirements on ownership and control of healthcare provider entities; • the expansion or reduction of, or the decision in some states not to expand, Medicaid benefits and health insurance exchange subsidies established by the Affordable Care Act, whereby individuals and small businesses purchase health insurance with assistance from federal subsidies; • various state legislature proposals for state-funded single-payer health insurance and a limit on allowable rates of reimbursement to healthcare providers; • the implementation of quality control, cost containment, and value-based payment system reforms for Medicaid and Medicare, such as expansion of pay-for-performance criteria, bundled provider payments, accountable care organizations, comparative effectiveness research, and lower payments for hospital readmissions; • ongoing evaluation of and transition toward value-based reimbursement models for Medicare payments to physicians as designated under MACRA; • annual regulatory updates to Medicare policy for healthcare providers that can broadly change reimbursement methodology under budget-neutral guidelines, with the effect of lowering payments for some services and increasing payments for others, having a varying impact, positively or negatively, on providers; • ongoing efforts to equalize Medicare payment rates across different facility-type settings, according to Section 603 of the Bipartisan Budget Act of 2015, which lowered Medicare payment rates, effective January 1, 2017, for services provided in off-campus, provider-based outpatient departments to the same level of rates for physician office settings; • the continued adoption by providers of federal standards for the Medicare Promoting Interoperability Program; • reforms to the physician self-referral laws, commonly referred to as the Stark Law, as adjusted in 2020 in order to promote the transition toward value-based, coordinated care among providers, although clear intent to boost referrals could still yield provider penalties; • consideration of broad reforms to Medicare and Medicaid impacting eligibility and reimbursement; 4

• more stringent regulatory criteria by which federal antitrust agencies evaluate the potential for anti- competitive practices as a result of mergers and acquisitions of health systems and physicians; • state and federal regulations requiring increased scrutiny of healthcare-related transactions, particularly those involving REITs and private equity firms; • regulations requiring the publication of hospital prices for certain services, as well as hospitals’ negotiated rates with insurers for these services; • limits on price increases in pharmaceutical drugs and the cost to Medicare beneficiaries, including the potential for setting prices according to an international standard; and • the prohibition of “surprise billing,” or high payment rates charged to consumers for out-of-network physician services. The Company cannot predict whether any proposals, rulings, or legislation will be fully implemented, adopted, repealed, or amended, or what effect, whether positive or negative, such developments might have on the Company's business. Such proposals, rulings, or legislation could have a material adverse effect on the Company's business and results of operations. Environmental Matters Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property (such as the Company) may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, under, or disposed of in connection with such property, as well as certain other potential costs (including government fines and injuries to persons and adjacent property) relating to hazardous or toxic substances. Most, if not all, of these laws, ordinances and regulations contain stringent enforcement provisions including, but not limited to, the authority to impose substantial administrative, civil, and criminal fines and penalties upon violators. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances, and liability may be imposed on the owner in connection with the activities of a tenant or operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner’s liability therefore could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or lease such property or to borrow using such property as collateral. A property can also be negatively impacted either through physical contamination, or by virtue of an adverse effect on value, from contamination that has or may have emanated from other properties. Operations of the properties owned, developed or managed by the Company are and will continue to be subject to numerous federal, state, and local environmental laws, ordinances and regulations, including those relating to the following: the generation, segregation, handling, packaging and disposal of medical wastes; air quality requirements related to operations of generators, incineration devices, or sterilization equipment; facility siting and construction; disposal of non-medical wastes and ash from incinerators; and underground storage tanks. Certain properties owned, developed or managed by the Company contain, and others may contain or at one time may have contained, underground storage tanks that are or were used to store waste oils, petroleum products or other hazardous substances. Such underground storage tanks can be the source of releases of hazardous or toxic materials. Operations of nuclear medicine departments at some properties also involve the use and handling, and subsequent disposal of, radioactive isotopes and similar materials, activities which are closely regulated by the Nuclear Regulatory Commission and state regulatory agencies. In addition, several of the Company's properties were built during the period that asbestos was commonly used in building construction and other such facilities may be acquired by the Company in the future. The presence of such materials could result in significant costs in the event that any asbestos- containing materials requiring immediate removal and/or encapsulation are located in or on any facilities or in the event of any future renovation activities. The Company has had environmental site assessments conducted on substantially all of the properties that it currently owns. These site assessments are limited in scope and provide only an evaluation of potential environmental conditions associated with the property, not compliance assessments of ongoing operations. While it is the Company’s policy to seek indemnification from tenants relating to environmental liabilities or conditions, even 5 where leases do contain such provisions, there can be no assurance that the tenant will be able to fulfill its indemnification obligations. In addition, the terms of the Company’s leases do not give the Company control over the operational activities of its tenants or healthcare operators, nor will the Company monitor the tenants or healthcare operators with respect to environmental matters. Human Capital Resources We believe our employees are a critical component to the achievement of our business objectives and recognition as a trusted owner and operator of medical office properties. As of December 31, 2025, the Company employed 539 people. Our employees are comprised of accountants, maintenance engineers, property managers, leasing personnel, architects, administrative staff, an investments team, and the corporate management team. By supporting, recognizing, and investing in our employees, we believe that we are able to attract and retain the highest quality talent. We are committed to fostering, cultivating, and preserving a culture of diversity and inclusion. We embrace employee differences in race, color, religion, sex, sexual orientation, national origin, age, disability, veteran status, and other characteristics that make our employees unique. To retain talented employees who contribute to the Company’s strategic objectives, we offer an attractive set of employee benefits, including: • Health benefits and 401(k) eligibility starting on the first day of employment; • Dollar-for-dollar match on 401(k) contributions up to $2,800, encouraging higher employee savings; • 100% of long-term disability and life insurance premiums paid; and • Tuition reimbursement up to $3,000 annually for any employee pursuing higher education. Additional information regarding employee and community engagement is available in the 2025 Corporate Responsibility Report, which is posted on the Company's website (www.healthcarerealty.com). Environment, Social, and Governance (“ESG”) Our goal is to create long-term value for all stakeholders, including our employees and investors who expect responsible financial and environmental stewardship, and for our healthcare system partners who rely on the Company to provide well-operated facilities that allow them to effectively serve and care for their local communities. We seek to help healthcare professionals deliver the best care by providing the highest level of service in the most desirable outpatient settings. Our ESG objectives include full integration of our sustainability strategy, improved transparency and reporting, enhanced operational frameworks, and continued stakeholder engagement. As we implement our strategy and pursue our objectives, the Company’s actions are guided by our Sustainability Principles and Policies, to ensure continuous improvement and long-term success. Our Sustainability Principles and Policies include: a. Integration: Embed and integrate leading environmental, social and governance practices designed to enhance portfolio performance into the Company’s daily operations. b. Impact: Drive positive impact across the Company while mitigating risk and creating long-term value for stakeholders, including our tenants, investors, employees, and the communities in which we live, work and invest. c. Integrity: Conduct business with integrity, respect and excellence, earning the right to be a preferred provider of outpatient medical properties. The Company’s Board of Directors is committed to overseeing the integration of our ESG principles throughout the Company. In addition, the Company's incentive program for named executive officers includes ESG performance measures. To more effectively track and communicate the Company’s ESG performance, we have adopted various frameworks and methodologies, including participation in the annual GRESB Assessment; reporting disclosures in alignment with the Sustainability Accounting Standards Board; establishing goals and key performance indicators under the 6

Sustainable Development Goals, and we are working toward expanding our climate risk and resiliency strategies in alignment with the Task Force on Climate-Related Disclosure. More information regarding the Company’s Sustainability Principles and Policies and ESG performance can be found in the Company’s 2025 Corporate Responsibility Report on its website (www.healthcarerealty.com). Available Information The Company makes available to the public free of charge through its website the Company’s Proxy Statement, Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after the Company electronically files such reports with, or furnishes such reports to, the Securities and Exchange Commission ("SEC"). The Company’s website address is www.healthcarerealty.com. Corporate Governance Principles The Company has adopted Corporate Governance Principles relating to the conduct and operations of the Board of Directors. The Corporate Governance Principles are posted on the Company’s website (www.healthcarerealty.com) and are available in print to any stockholder who requests a copy. Committee Charters The Board of Directors has an Audit Committee, Compensation and Human Capital Committee, and Nominating and Corporate Governance Committee. The Board of Directors has adopted written charters for each committee, which are posted on the Company’s website (www.healthcarerealty.com) and are available in print to any stockholder who requests a copy. Executive Officers Information regarding the executive officers of the Company is set forth in Part III, Item 10 of this report and is incorporated herein by reference. Item 1A. Risk Factors The following are some of the risks and uncertainties that could negatively affect the Company’s consolidated financial condition, results of operations, business and prospects. These risk factors are grouped into three categories: risks relating to the Company’s business and operations; risks relating to the Company’s capital structure and financings; and risks relating to government regulations. These risks, as well as the risks described in Item 1 under the headings “Competition,” “Government Regulation,” “Legislative Developments,” and “Environmental Matters,” and in Item 7 under the heading “Disclosure Regarding Forward-Looking Statements,” should be carefully considered before making an investment decision regarding the Company. The risks and uncertainties described in Item 1 and below are not the only ones facing the Company, and there may be additional risks that the Company does not presently know of or that the Company currently considers not likely to have a material impact. If any of the events underlying the following risks actually occurred, the Company’s business, consolidated financial condition, operating results and cash flows, including distributions to the Company's stockholders, could suffer, and the trading price of its common stock could decline. Risks relating to our business and operations The Company's expected results may not be achieved. The Company's expected results may not be achieved, and actual results may differ materially from expectations. This may be the result of various factors, including, but not limited to: changes in the economy; the availability and cost of capital at favorable rates; increases in property taxes, utilities and other operating expenses; changes to facility-related healthcare regulations; changes in interest rates; competition for quality assets; negative developments in the operating results or financial condition of the Company's tenants, including, but not limited to, their ability to pay rent; the Company's ability to reposition or sell facilities with profitable results; the Company's ability to re-lease space at similar rates as vacancies occur; the Company's ability to timely reinvest proceeds from the sale of assets at similar yields; government regulations affecting tenants' Medicare and Medicaid reimbursement 7 rates and operational requirements; unanticipated difficulties and/or expenditures relating to future acquisitions and developments; changes in rules or practices governing the Company's financial reporting; and other financial, legal and operational matters. The Company may from time to time decide to sell properties and may be required under purchase options to sell certain properties. The Company may not be able to reinvest the proceeds from sales at rates of return equal to the return received on the properties sold. Uncertain market conditions could result in the Company selling properties at unfavorable prices or at losses in the future. The Company’s revenues depend on the ability of its tenants under its leases to generate sufficient income from their operations to make rental payments to the Company. The Company’s revenues are subject to the financial strength of its tenants and associated health systems. The Company has no operational control over the business of these tenants and associated health systems who face a wide range of economic, competitive, government reimbursement and regulatory pressures and constraints, including the loss of licensure or certification. Any slowdown in the economy, decline in the availability of financing from the capital markets, and changes in healthcare regulations may adversely affect the businesses of the Company’s tenants to varying degrees. Such conditions may further impact such tenants’ abilities to meet their obligations to the Company and, in certain cases, could lead to restructurings, disruptions, or bankruptcies of such tenants. The Company leases to government tenants from time to time that may be subject to annual budget appropriations. If a government tenant fails to receive its annual budget appropriation, it might not be able to make its lease payments to the Company. In addition, defaults under leases with federal government tenants are governed by federal statute and not by state eviction or rent deficiency laws. These conditions could adversely affect the Company’s revenues and could increase allowances for losses and result in impairment charges, which could decrease net income attributable to common stockholders and equity and reduce cash flows from operations. The Company's results of operations have been and will continue to be impacted negatively by the Prospect Medical bankruptcy. As previously disclosed, Prospect Medical Holdings (“Prospect”) filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in January of 2025. Prospect leased approximately 80,912 square feet of space from the Company. In October 2025, a subsidiary of Hartford HealthCare (“Hartford Health”) was selected as the successful bidder for the Prospect assets associated with the Company’s Prospect leases. The Company signed direct leases with Hartford Heath totaling 65,477 square feet effective January 1, 2026 and retained certain sublet in additional spaces. There is no assurance that the Company will be able to timely relet the remaining Prospect leased space that was not assumed by Hartford Health. Owning real estate and indirect interests in real estate is subject to inherent risks. The Company’s operating performance and the value of its real estate assets are subject to the risk that if its properties do not generate revenues sufficient to meet its operating expenses, including debt service, the Company’s cash flow and ability to pay dividends to stockholders will be adversely affected. The Company may incur impairment charges on its real estate properties or other assets. The Company performs an impairment review on its real estate properties every year. In addition, the Company assesses the potential for impairment of identifiable intangible assets and long-lived assets, including real estate properties and goodwill, whenever events occur or a change in circumstances indicates that the recorded value might not be fully recoverable. The decision to sell a property also requires the Company to assess the potential for impairment. The Company incurred impairment charges of $361.1 million in 2025, related to completed or planned dispositions, changes in holding periods or changes in property use. The Company may determine in future periods that an impairment has occurred in the value of one or more of its real estate properties or other assets. In such an event, the Company may be required to recognize an impairment which could have a material adverse effect on the Company’s consolidated financial condition and results of operations. The Company has properties subject to purchase options that expose it to reinvestment risk and reduction in expected investment returns. The Company had approximately $55.7 million, or 0.54%, of real estate property investments that were subject to purchase options held by lessees that were exercisable as of December 31, 2025. Other properties have purchase 8 options that will become exercisable after 2025. Properties with purchase options exercisable in 2025 produced aggregate net operating income of approximately $7.2 million in 2025. The exercise of these purchase options exposes the Company to reinvestment risk and a reduction in investment return. Certain properties subject to purchase options may be purchased at rates of return above the rates of return the Company expects to achieve with new investments. If the Company is unable to reinvest the sale proceeds at rates of return equal to the return received on the properties that are sold, it may experience a decline in lease revenues and profitability and a corresponding material adverse effect on the Company’s consolidated financial condition and results of operations. For more specific information concerning the Company’s purchase options, see “Purchase Options” in the “Trends and Matters Impacting Operating Results” as a part of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II of this report. If the Company is unable to promptly re-let its properties, if the rates upon such re-letting are significantly lower than the previous rates or if the Company is required to undertake significant expenditures or make significant leasing concessions to attract new tenants, then the Company’s business, consolidated financial condition and results of operations would be adversely affected. A portion of the Company’s leases will expire over the course of any year. For more specific information concerning the Company’s expiring leases, see "Expiring Leases" in Item 1 and in the "Trends and Matters Impacting Operating Results" as part of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II of this report. The Company may not be able to re-let space on terms that are favorable to the Company or at all. Further, the Company may be required to make significant capital expenditures to renovate or reconfigure space or make significant leasing concessions to attract new tenants. Certain of the Company’s properties are special purpose healthcare facilities and may not be easily adaptable to other uses. Some of the Company’s properties are specialized medical facilities. If the Company or the Company’s tenants terminate the leases for these properties or the Company’s tenants lose their regulatory authority to operate such properties, the Company may not be able to locate suitable replacement tenants to lease the properties for their specialized uses. Alternatively, the Company may be required to spend substantial amounts to adapt the properties to other uses. Any loss of revenues and/or additional capital expenditures occurring as a result may have a material adverse effect on the Company’s consolidated financial condition and results of operations. The Company has, and in the future may have more exposure to fixed rent escalators, which could lag behind inflation and the growth in operating expenses such as real estate taxes, utilities, insurance, and maintenance expense. The Company receives a significant portion of its revenues by leasing assets subject to fixed rent escalations. Approximately 96% of leases have increases that are based upon fixed percentages and approximately 4% of leases have increases based on the Consumer Price Index ("CPI"). To the extent fixed percentage increases lag behind inflation and operating expense growth, the Company's performance, growth, and profitability would be negatively impacted. As of December 31, 2025, the Company had weighted average annual fixed rent escalators of 2.93% with its wholly-owned and consolidated properties. The Company’s real estate investments are illiquid and the Company may not be able to sell properties strategically targeted for disposition. Because real estate investments are relatively illiquid, the Company’s ability to adjust its portfolio promptly in response to economic or other conditions is limited. Certain significant expenditures generally do not change in response to economic or other conditions, including debt service (if any), real estate taxes, and operating and maintenance costs. This combination of variable revenue and relatively fixed expenditures may result in reduced earnings and could have an adverse effect on the Company’s financial condition. In addition, the Company may not be able to sell properties targeted for disposition, including properties held for sale, due to adverse market conditions. This may negatively affect, among other things, the Company’s ability to sell properties on favorable terms, execute its operating strategy, repay debt, or pay dividends. 9

The Company is subject to risks associated with the development and redevelopment of properties. The Company expects development and redevelopment of properties will continue to be a key component of its growth plans. The Company is subject to certain risks associated with the development and redevelopment of properties including the following: • The construction of properties generally requires various government and other approvals that may not be received when expected, or at all, which could delay or preclude commencement of construction; • The development, construction or expansion of healthcare facilities in certain states may require a certificate of need approval prior to commencing such projects or allowing tenants to occupy and operate on the property; • Opportunities that the Company pursued but later abandoned could result in the expensing of pursuit costs, which could impact the Company’s consolidated results of operations; • Construction costs could exceed original estimates, which could impact the building’s profitability to the Company; • Operating expenses could be higher than forecasted; • Time required to initiate and complete the construction of a property and to lease up a completed property may be greater than originally anticipated, thereby adversely affecting the Company’s cash flow and liquidity; • Occupancy rates and rents of a completed development or redevelopment property may not be sufficient to make the property profitable to the Company; and • Favorable capital sources to fund the Company’s development and redevelopment activities may not be available when needed. The Company may make material acquisitions and undertake developments and redevelopments that may involve the expenditure of significant funds and may not perform in accordance with management’s expectations. The Company regularly pursues potential transactions to acquire, develop or redevelop real estate assets. Future acquisitions could require the Company to issue equity securities, incur debt or other contingent liabilities or amortize expenses related to other intangible assets, any of which could adversely impact the Company’s consolidated financial condition or results of operations. In addition, equity or debt financing required for such acquisitions may not be available at favorable times or rates. The Company’s acquired, developed, redeveloped and existing real estate properties may not perform in accordance with management’s expectations because of many factors including the following: • The Company’s purchase price for acquired facilities may be based upon a series of market or building-specific judgments which may be incorrect; • The costs of any maintenance or improvements for properties might exceed estimated costs; • The Company may incur unexpected costs in the acquisition, construction or maintenance of real estate assets that could impact its expected returns on such assets; and • Leasing may not occur at all, within expected time frames or at expected rental rates. Further, the Company can give no assurance that acquisition, development and redevelopment opportunities that meet management’s investment criteria will be available when needed or anticipated. The Company is exposed to risks associated with geographic concentration. As of December 31, 2025, the Company had investment concentrations of greater than 5% of its total investments in the Dallas, TX (9.5%), Seattle, WA (6.1%), Houston, TX (6.0%), and Charlotte, NC (5.4%) markets. These concentrations increase the exposure to adverse conditions that might affect these markets, including natural disasters, local economic conditions, local real estate market conditions, increased competition, state and local regulation (including property taxes) and other localized events or conditions. Many of the Company’s leases are dependent on the viability of associated health systems. Revenue concentrations relating to these leases expose the Company to risks related to the financial condition of the associated health systems. Most of the Company’s properties on or adjacent to hospital campuses are largely dependent on the viability of the health system’s campus where they are located, whether or not the hospital or health system is a tenant in such 10 properties. The viability of these health systems depends on factors such as the quality and mix of healthcare services provided, competition, payor mix, demographic trends in the surrounding community, market position and growth potential. If one of these hospitals is unable to meet its financial obligations, is unable to compete successfully, or is forced to close or relocate, the Company’s properties on or near such hospital campus could be adversely impacted. Many of the Company’s properties are held under ground leases. These ground leases contain provisions that may limit the Company’s ability to lease, sell, or finance these properties. As of December 31, 2025, the Company had 168 properties that were held under ground leases, representing an aggregate gross investment of approximately $4.2 billion. The weighted average remaining term of the Company's ground leases is approximately 60.6 years, including renewal options. The Company’s ground lease agreements with hospitals and health systems typically contain restrictions that limit building occupancy to physicians on the medical staff of an affiliated hospital and prohibit tenants from providing services that compete with the services provided by the affiliated hospital. Ground leases may also contain consent requirements or other restrictions on sale or assignment of the Company’s leasehold interest, including rights of first offer and first refusal in favor of the lessor. These ground lease provisions may limit the Company’s ability to lease, sell, or obtain mortgage financing secured by such properties which, in turn, could adversely affect the income from operations or the proceeds received from a sale. As a ground lessee, the Company is also exposed to the risk of reversion of the property upon expiration of the ground lease term, or an earlier breach by the Company of the ground lease, which may have a material adverse effect on the Company’s consolidated financial condition and results of operations. The Company may experience uninsured or underinsured losses. The Company carries comprehensive liability insurance and property insurance covering its owned and managed properties. A portion of the property insurance is provided by a wholly-owned captive insurance company. In addition, tenants under single-tenant leases are required to carry property insurance covering the Company’s interest in the buildings. Some types of losses may be uninsurable or too expensive to insure against. Insurance companies, including the captive insurance company, limit or exclude coverage against certain types of losses, such as losses due to named windstorms, terrorist acts, earthquakes, toxic mold, and losses without direct physical loss, such as business interruptions occurring from pandemics. Accordingly, the Company may not have sufficient insurance coverage against certain types of losses and may experience decreases in the insurance coverage available. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, the Company might remain obligated for any mortgage debt or other financial obligation related to the property. Further, if any of the Company's insurance carriers were to become insolvent, the Company would be forced to replace the existing coverage with another suitable carrier, and any outstanding claims would be at risk for collection. In such an event, the Company cannot be certain that the Company would be able to replace the coverage at similar or otherwise favorable terms. The Company has obtained title insurance policies for each of its properties, typically in an amount equal to its purchase price. However, the coverage provided by this insurance may be for amounts less than the current or future values of our properties. In such an event, if there is a title defect relating to any of the Company's properties, it could lose some of the capital invested in and anticipated profits from such property. The Company cannot give assurance that material losses in excess of insurance proceeds will not occur in the future. Damage from catastrophic weather and other natural events, whether caused by climate change or otherwise, could result in losses to the Company. Many of our properties are located in areas susceptible to revenue loss, cost increase, or damage caused by severe weather conditions or natural disasters such as wildfires, hurricanes, earthquakes, tornadoes and floods. The Company could experience losses to the extent that such damages exceed insurance coverage, cause an increase in insurance premiums, and/or a decrease in demand for properties located in such areas. In the event that climate change causes such catastrophic weather or other natural events to increase broadly or in localized areas, such costs and damages could increase above historic expectations. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve energy efficiency of our 11 existing properties and could require the Company to spend more on development and redevelopment properties without a corresponding increase in revenue. The Company faces risks associated with security breaches through cyber attacks, cyber intrusions, or otherwise, as well as other significant disruptions of its information technology networks and related systems. The Company faces risks associated with security breaches, whether through cyber attacks or cyber intrusions over the Internet, malware, computer viruses, attachments to emails, persons inside the Company, or persons with access to systems inside the Company, and other significant disruptions of the Company's information technology ("IT") networks and related systems. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. The Company's IT networks and related systems are essential to the operation of its business and its ability to perform day-to-day operations (including managing building systems) and, in some cases, may be critical to the operations of certain of our tenants. Although the Company makes efforts to maintain the security and integrity of these types of IT networks and related systems, it has experienced breaches. While breaches to date have not had a material impact, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that these security measures will be effective or that future attempted security breaches or disruptions would not be successful or damaging. A security breach or other significant disruption involving the Company's IT network and related systems could: • disrupt the proper functioning of the Company's networks and systems and therefore the Company's operations and/or those of certain tenants; • result in misstated financial reports, violations of loan covenants, missed reporting deadlines, and/or missed permitting deadlines; • result in the Company's inability to properly monitor its compliance with the rules and regulations regarding the Company's qualification as a REIT; • result in loss, theft, or misappropriation of Company funds, or funds held by tenants or other parties; • result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive, or otherwise valuable information of the Company or others, which others could use to compete against the Company or which could expose it to damage claims by third parties for disruption, destructive, or otherwise harmful purposes or outcomes; • result in the Company's inability to maintain the building systems relied upon by its tenants for the efficient use of their leased space; • require significant management attention and resources to remedy any damages that result; • subject the Company to claims for breach of contract, damages, credits, penalties, or termination of leases or other agreements; or • damage the Company's reputation among its tenants and investors generally. Although the Company carries cyber risk insurance, losses could exceed insurance coverage available and any or all of the foregoing could have a material adverse effect on the Company's consolidated financial condition and results of operations. The Company has structured and may in the future structure acquisitions of property in exchange for limited partnership units of the OP on terms that could limit its liquidity or flexibility. The Company has acquired and may in the future acquire properties by issuing limited partnership units of the OP in exchange for a property owner contributing property to the Company. If the Company continues to enter into such transactions in order to induce the contributors of such properties to accept units of the OP rather than cash in exchange for their properties, it may be necessary for the Company to provide additional incentives. For instance, the OP's limited partnership agreement provides that any holder of units may exchange limited partnership units on a one-for-one basis for shares of common stock or, at the Company's option, cash equal to the value of an equivalent number of shares of the Company's common stock. The Company may, however, enter into additional contractual 12 arrangements with contributors of property under which it would agree to repurchase a contributor’s units for shares of the Company's common stock or cash, at the option of the contributor, at set times. If the contributor required the Company to repurchase units for cash pursuant to such a provision, it would limit the Company's liquidity and, thus, its ability to use cash to make other investments, satisfy other obligations or make distributions to stockholders. Moreover, if the Company were required to repurchase units for cash at a time when it did not have sufficient cash to fund the repurchase, the Company might be required to sell one or more of its properties to raise funds to satisfy this obligation. Furthermore, the Company might agree that if distributions the contributor received as a limited partner in the OP did not provide the contributor with an established return level, then upon redemption of the contributor’s units the Company would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of a property to defer taxable gain on the contribution of property to the OP, the Company might agree not to sell a contributed property for a defined period of time or until the contributor exchanged the contributor’s units for cash or shares. Such an agreement would prevent the Company from selling those properties or require the Company to indemnify the contributor for taxes if the Company did sell the properties. Healthcare Realty Trust is a holding company with no direct operations and, as such, it relies on funds received from the OP to pay liabilities, and the interests of its stockholders will be structurally subordinated to all liabilities and obligations of the OP and its subsidiaries. Substantially all of Healthcare Realty Trust's assets are held through the OP, which holds substantially all of its assets through subsidiaries. Healthcare Realty Trust does not have, apart from its interest in the OP, any independent operations. Substantially all of Healthcare Realty Trust's cash flow is dependent upon cash distributions from the OP. As a result, Healthcare Realty Trust relies on distributions from the OP to pay any dividends that may be declared on its shares of Class A common stock. Healthcare Realty Trust also relies on distributions from the OP to meet its other obligations, including any tax liability on taxable income allocated to it from the OP. In addition, because Healthcare Realty Trust is a holding company, stockholder claims will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of the OP and its subsidiaries. In the event of a bankruptcy, liquidation, or reorganization of Healthcare Realty Trust, its assets and those of the OP and its subsidiaries will be available to satisfy the claims of stockholders only after all of Healthcare Realty Trust's and the OP’s and its subsidiaries’ liabilities and obligations have been paid in full. The Company cannot assure you that it will be able to continue paying dividends at or above the rates previously paid. The stockholders of the Company may not receive dividends at the same rate they received previously for various reasons, including the following: (i) the Company may not have enough cash to pay such dividends due to changes in the Company's cash requirements, capital spending plans, cash flow or financial position; (ii) decisions on whether, when and in what amounts to make any future distributions will remain at all times entirely at the discretion of the Board of Directors, which reserves the right to change the Company's current dividend practices at any time and for any reason; (iii) reduction of outstanding indebtedness; and (iv) the amount of dividends that the Company's subsidiaries may distribute to the Company may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators, and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur. Stockholders of the Company do not have a contractual or other legal right to dividends that have not been authorized by the Board of Directors. 13

Pandemics and measures intended to prevent their spread or mitigate their severity could have a material adverse effect on the Company's business, results of operations, cash flows and financial condition. Pandemics can have repercussions across regional and global economies and financial markets. For example, during the COVID-19 pandemic, all of the states and cities in which the Company owns properties, manages properties, and/ or has development or redevelopment projects instituted quarantines, restrictions on travel, “shelter in place” rules, restrictions on the types of businesses that may continue to operate, and/or restrictions on the types of construction projects that may continue. As a result, a number of the Company's tenants temporarily closed their offices or clinical space or operated on a reduced basis in response to government requirements or recommendations. Pandemics can cause and have caused severe economic, market and other disruptions worldwide. There can be no assurance that a similar situation in the future would not affect the Company's access to capital and other sources of funding, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of economic conditions, including supply chain constraints, that could result from another pandemic may ultimately decrease occupancy levels and average rent per square foot across the Company's portfolio as tenants reduce or defer their spending. The effect of any new variants of existing viruses or of another pandemic in the future on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, the availability and effectiveness of vaccines, and the effect of government requirements or recommendations, all of which are uncertain and difficult to predict. The Company's success depends, in part, on its ability to attract and retain talented employees. The loss of any one of the Company's key personnel or the inability to maintain appropriate staffing could adversely impact the Company's business. The success of the Company's business depends, in part, on the leadership and performance of its executive and senior management team and key employees and the ability to maintain appropriate staffing levels across the Company. Failure to attract, retain and motivate highly qualified employees, or failure to develop and implement a viable succession plan, could result in loss of institutional knowledge or important skill sets. Further, an ineffective culture could significantly impact the Company's performance and adversely affect its business. Rising labor costs, increased competition for talent, and a tight labor market may make it difficult for the Company to hire skilled and unskilled employees to meet staffing needs. Risks relating to our capital structure and financings The Company has incurred significant debt obligations and may incur additional debt and increase leverage in the future. As of December 31, 2025, the Company had approximately $4.1 billion of outstanding indebtedness excluding discounts, premiums and debt issuance costs. Covenants under the Fifth Amended and Restated Revolving Credit and Term Loan Agreement dated as of July 25, 2025, among Healthcare Realty Trust, the OP, and Wells Fargo Bank, National Association, as Administrative Agent, and the other lenders that are party thereto, as amended ("Unsecured Credit Facility"), and the indentures governing the OP's senior notes permit the Company to incur substantial, additional debt, and the Company may borrow additional funds, which may include secured borrowings or additional instances of notes by the OP that are fully guaranteed by Healthcare Realty Trust. The Company has approximately $1.3 billion of combined debt maturities in 2026 and 2027. A high level of indebtedness would require the Company to dedicate a substantial portion of its cash flows from operations to service debt, thereby reducing the funds available to implement the Company's business strategy and to make distributions to stockholders. A high level of indebtedness could also: • limit the Company’s ability to adjust rapidly to changing market conditions in the event of a downturn in general economic conditions or in the real estate and/or healthcare industries; • impair the Company’s ability to obtain additional debt financing or require potentially dilutive equity to fund obligations and carry out its business strategy; and • result in a downgrade of the rating of the Company’s debt securities by one or more rating agencies, which would increase the costs of borrowing under the Unsecured Credit Facility and the cost of issuance of new debt securities, among other things. 14

In addition, from time to time, the Company secures mortgage financing or assumes mortgages to partially fund its investments. If the Company is unable to meet its mortgage payments, then the encumbered properties could be foreclosed upon or transferred to the mortgagee with a consequent loss of income and asset value. A foreclosure on one or more of the Company's properties could have a material adverse effect on the Company’s consolidated financial condition and results of operations. The Company may not be able to repay, refinance, or extend any or all of our debt at maturity or upon any acceleration. If any refinancing is done at higher interest rates, the increased interest expense could adversely affect the Company's financial condition and results of operations. Any such refinancing could also impose tighter financial ratios and other covenants that restrict the Company's ability to take actions that could otherwise be in its best interest, such as funding new development activity, making opportunistic acquisitions, or paying dividends. Covenants in the Company’s debt instruments limit its operational flexibility, and a breach of these covenants could materially affect the Company’s consolidated financial condition and results of operations. The terms of the Unsecured Credit Facility, the indentures governing the OP’s outstanding senior notes (which are fully and unconditionally guaranteed by Healthcare Realty Trust) and other debt instruments that the Company may enter into in the future are subject to customary financial and operational covenants. These provisions include, among other things: a limitation on the incurrence of additional indebtedness; limitations on mergers, investments, acquisitions, redemptions of capital stock, and transactions with affiliates; and maintenance of specified financial ratios. The Company’s continued ability to incur debt and operate its business is subject to compliance with these covenants, which limit operational flexibility. Breaches of these covenants could result in defaults under applicable debt instruments, even if payment obligations are satisfied. Financial and other covenants that limit the Company’s operational flexibility, as well as defaults resulting from a breach of any of these covenants in its debt instruments, could have a material adverse effect on the Company’s consolidated financial condition and results of operations. If lenders under the Unsecured Credit Facility fail to meet their funding commitments, the Company’s operations and consolidated financial position would be negatively impacted. Access to external capital on favorable terms is critical to the Company’s success in growing and maintaining its portfolio. If financial institutions within the Unsecured Credit Facility were unwilling or unable to meet their respective funding commitments to the Company, any such failure would have a negative impact on the Company’s operations, consolidated financial condition and ability to meet its obligations, including the payment of dividends to stockholders. The unavailability of equity and debt capital, volatility in the credit markets, increases in interest rates, or changes in the Company’s debt ratings could have an adverse effect on the Company’s ability to meet its debt payments, make dividend payments to stockholders or engage in acquisition and development activity. A REIT is required by the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), to make dividend distributions, thereby retaining less of its capital for growth. As a result, a REIT typically requires new capital to invest in real estate assets. However, there may be times when the Company will have limited access to capital from the equity and/or debt markets. Changes in the Company’s debt ratings could have a material adverse effect on its interest costs and financing sources. The Company’s debt rating can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions, and capital management activities. In recent years, the capital and credit markets have experienced volatility and at times have limited the availability of funds. The Company’s ability to access the capital and credit markets may be limited by these or other factors, which could have an impact on its ability to refinance maturing debt, fund dividend payments and operations, acquire healthcare properties and complete development and redevelopment projects. If the Company is unable to refinance or extend principal payments due at maturity of its various debt instruments, its cash flow may not be sufficient to repay maturing debt or make dividend payments to stockholders. If the Company defaults in paying any of its debts or satisfying its debt covenants, it could experience cross-defaults among debt instruments, the debts could be accelerated, and the Company could be forced to liquidate assets for less than the values it would otherwise receive. Further, the Company obtains credit ratings from various credit-rating agencies based on their evaluation of the Company's credit. These agencies' ratings are based on a number of factors, some of which are not within the Company's control. In addition to factors specific to the Company's financial strength and performance, the rating agencies also consider conditions affecting REITs generally. The Company's credit ratings could be downgraded. If 15 the Company's credit ratings are downgraded or other negative action is taken, the Company could be required, among other things, to pay additional interest and fees on borrowings under the Unsecured Credit Facility. Increases in interest rates could have a material adverse effect on the Company's cost of capital. During 2025, the Federal Reserve mainly kept interest rates constant and in the latter part of the year actually decreased rates by a total of 75 basis points with the easing of inflation. However, if inflation climbs again, the Federal Reserve may again raise interest rates. Any increases in interest rates will increase interest costs on any new debt and existing variable rate debt. Such increases in the cost of capital could adversely impact our ability to finance operations, acquire and develop properties, and refinance existing debt. Additionally, increased interest rates may also result in less liquid property markets, limiting our ability to sell existing assets. The Company's swap agreements may not effectively reduce its exposure to changes in interest rates.  The Company enters into swap agreements from time to time to manage some of its exposure to interest rate volatility. These swap agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. In addition, these arrangements may not be effective in reducing the Company’s exposure to changes in interest rates. When the Company uses forward-starting interest rate swaps, there is a risk that it will not complete the long-term borrowing against which the swap is intended to hedge. If such events occur, the Company’s consolidated financial condition and results of operations may be adversely affected. See Note 10 to the Consolidated Financial Statements for additional information on the Company's interest rate swaps. The Company has entered into joint venture agreements that limit its flexibility with respect to jointly owned properties and expects to enter into additional such agreements in the future. As of December 31, 2025, the Company had investments of $453.6 million in unconsolidated joint ventures with unrelated third parties comprised of 61 properties, excluding held for sale properties, and seven parking garages. The Company may acquire, develop, or redevelop additional properties in joint ventures with unrelated third parties. In such investments, the Company is subject to risks that may not be present in its other forms of ownership, including: • joint venture partners could have financing and investment goals or strategies that are different than those of the Company, including terms and strategies for such investment and what levels of debt place on the venture; • the parties to a joint venture could reach an impasse on certain decisions, which could result in unexpected costs, including costs associated with litigation or arbitration; • a joint venture partner's actions might have the result of subjecting the property or the Company to liabilities in excess of those contemplated; • joint venture partners could have investments that are competitive with the Company's properties in certain markets; • interests in joint ventures are often illiquid and the Company may have difficulty exiting such an investment, or may have to exit at less than fair market value; • joint venture partners may be structured differently than the Company for tax purposes and there could be conflicts relating to the Company's REIT status; and • joint venture partners could become insolvent, fail to fund capital contributions, or otherwise fail to fulfill their obligations as a partner, which could require the Company to invest more capital into such ventures than anticipated. The U.S. federal income tax treatment of the cash that the Company might receive from cash settlement of a forward equity agreement is unclear and could jeopardize the Company's ability to meet the REIT qualification requirements. The Company has utilized and, in the future, may utilize forward equity agreements to secure pricing for equity capital needed at a later time. The Company currently has no forward equity agreements outstanding. In the event that we enter into forward equity agreements in the future and elect to settle any such forward equity agreement for cash and the settlement price is below the applicable forward equity price, we would be entitled to receive a cash payment from the relevant forward purchaser. Under Section 1032 of the Internal Revenue Code, generally, no gains and losses are recognized by a corporation in dealing with its own shares, including pursuant to a "securities futures contract" (as defined in the Internal Revenue Code, by reference to the Exchange Act). Although we believe that any amount received by us in exchange for our stock would qualify for the exemption under Section 1032 of the Internal 16

Revenue Code, because it is not entirely clear whether a forward equity agreement qualifies as a "securities futures contract," the U.S. federal income tax treatment of any cash settlement payment we receive is uncertain. In the event that we recognize a significant gain from the cash settlement of a forward equity agreement, we might be unable to satisfy the gross income requirements applicable to REITs under the Internal Revenue Code. In that case, we may be able to rely upon the relief provisions under the Internal Revenue Code in order to avoid the loss of our REIT status. Even if the relief provisions apply, we will be subject to a 100% tax on the greater of (i) the excess of 75% of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 75% test or (ii) the excess of 95% of our gross income (excluding gross income from prohibited transactions) over the amount of such gross income attributable to sources that qualify under the 95% test, multiplied in either case by a fraction intended to reflect our profitability. In the event that these relief provisions were not available, we could lose our REIT status under the Internal Revenue Code. In the event of our bankruptcy or insolvency, any forward equity agreements will automatically terminate, and the Company would not receive the expected proceeds from any forward sale of shares of its common stock. If we file for or consent to a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or we or a regulatory authority with jurisdiction over us presents a petition for our winding-up or liquidation, and we consent to such a petition, any forward equity agreements that are then in effect will automatically terminate. If any such forward equity agreement so terminates under these circumstances, we would not be obligated to deliver to the relevant forward purchaser any shares of common stock not previously delivered, and the relevant forward purchaser would be discharged from its obligation to pay the applicable forward equity price per share in respect of any shares of common stock not previously settled under the applicable forward equity agreement. Therefore, to the extent that there are any shares of common stock with respect to which any forward equity agreement has not been settled at the time of the commencement of any such bankruptcy or insolvency proceedings, we would not receive the relevant forward equity price per share in respect of those shares of common stock. Risks relating to government regulations The Company's property taxes could increase due to reassessment or property tax rate changes. Real property taxes on the Company's properties may increase as its properties are reassessed by taxing authorities or as property tax rates change. In addition, the Company could incur significant costs associated with an appeal of any of these assessments. For example, a current California law commonly referred to as Proposition 13 generally limits annual real estate tax increases on California properties to 2% of assessed value at the date of acquisition. Accordingly, the assessed value and resulting property tax the Company pays is less than it would be if the properties were assessed at current values. The Company owns 31 properties in California, representing 9.1% of its total revenue. From time to time, proposals have been made to reduce the beneficial impact of Proposition 13, particularly with respect to commercial property, which would include medical office buildings. If such an initiative passed, it could end or reduce the beneficial effect of Proposition 13 for the Company's properties, and property tax expense could have increase substantially, adversely affecting the Company's cash flow from operations and net income. Trends in the healthcare service industry, including the impact of the One Big Beautiful Bill Act passed during 2025 that is subject of ongoing analysis, may negatively affect the demand for the Company’s properties, lease revenues and the values of its investments. The healthcare service industry may be affected by the following: • transition to value-based care and reimbursement of providers; • competition among healthcare providers; • consolidation among healthcare providers, health insurers, hospitals and health systems; • a rise in government-funded health insurance coverage; • pressure on providers' operating profit margins from lower reimbursement rates, lower admissions growth, and higher expense growth; • availability of capital; • credit downgrades; • liability insurance expense; 17

• rising pharmaceutical drug expense; • regulatory and government reimbursement uncertainty related to the Medicare and Medicaid programs; • a trend toward government regulation of pharmaceutical pricing; • government regulation of hospitals' and health insurers' pricing transparency; • federal court decisions on cases challenging the legality of the Affordable Care Act, in whole or in part; • site-neutral rate-setting for Medicare services across different care settings; • disruption in patient volume and revenue from pandemics, such as COVID-19; • trends in the method of delivery of healthcare services, such as telehealth; • heightened health information technology security standards and the meaningful use of electronic health records by healthcare providers; • potential tax law changes affecting providers; and • state and federal regulations that provide for heightened scrutiny of healthcare transactions involving REITs and private equity firms. These trends, among others, can adversely affect the economic performance of some or all of the tenants and, in turn, negatively affect the lease revenues and the value of the Company’s property investments. The costs of complying with governmental laws and regulations may adversely affect the Company's results of operations. All real property and the operations conducted on real property are subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on tenants, owners, or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may hinder the Company's ability to sell, rent, or pledge such property as collateral for future borrowings. Compliance with new laws or regulations or stricter interpretation of existing laws may require the Company to incur significant expenditures. For example, enacted or proposed legislation to address climate change could increase utility and other costs of operating the Company's properties. Future laws or regulations may impose significant environmental liability. Additionally, operations of tenants or other parties in the vicinity of the Company's properties, such as the presence of underground storage tanks, may affect the Company's properties. There are various local, state, and federal fire, health, life-safety, and similar regulations with which the Company may be required to comply and that may subject us to liability in the form of fines or damages for noncompliance. Any expenditures, fines, or damages that the Company must pay would adversely affect its results of operations. Discovery of previously undetected environmentally hazardous conditions may adversely affect the Company's financial condition and results of operations. Under various federal, state, and local environmental laws and regulations, a current or previous property owner or operator may be liable for the cost to remove or remediate hazardous or toxic substances on such property. These costs could be significant. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require significant expenditures or prevent the Company from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could adversely affect the Company's financial condition and results of operations. 18

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize the Company’s REIT qualification. The Company’s continued qualification as a REIT will depend on the Company’s satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, the Company’s ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which the Company has no control or only limited influence, including in cases where the Company owns an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes. If the Company fails to remain qualified as a REIT, the Company will be subject to significant adverse consequences, including adversely affecting the value of its common stock. The Company intends to operate in a manner that will allow it to continue to qualify as a REIT for federal income tax purposes. Although the Company believes that it qualifies as a REIT, it cannot provide any assurance that it will continue to qualify as a REIT for federal income tax purposes. The Company’s continued qualification as a REIT will depend on the satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. The Company’s ability to satisfy the asset tests depends upon the characterization and fair market values of its assets. The Company’s compliance with the REIT income and quarterly asset requirements also depends upon the Company’s ability to successfully manage the composition of the Company’s income and assets on an ongoing basis. Accordingly, there can be no assurance that the Internal Revenue Service (“IRS”) will not contend that the Company has operated in a manner that violates any of the REIT requirements. If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax on its taxable income at regular corporate rates and possibly increased state and local taxes (and the Company might need to borrow money or sell assets in order to pay any such tax). Further, dividends paid to the Company’s stockholders would not be deductible by the Company in computing its taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to the Company’s stockholders, which in turn could have an adverse impact on the value of the Company’s common stock. In addition, in such an event the Company would no longer be required to pay dividends to maintain REIT status, which could adversely affect the value of the Company’s common stock. Unless the Company were entitled to relief under certain provisions of the Internal Revenue Code, the Company also would continue to be disqualified from taxation as a REIT for the four taxable years following the year in which the Company failed to qualify as a REIT. Even if the Company remains qualified for taxation as a REIT, the Company is subject to certain federal, state and local taxes on its income and assets, including taxes on any undistributed taxable income, and state or local income, franchise, property and transfer taxes. These tax liabilities would reduce the Company’s cash flow and could adversely affect the value of the Company’s common stock. For more specific information on state income taxes paid, see Note 15 to the Consolidated Financial Statements. The Company’s articles of incorporation, as well as provisions of the MGCL, contain limits and restrictions on transferability of the Company’s common stock which may have adverse effects on the value of the Company’s common stock. In order to qualify as a REIT, no more than 50% of the value of the Company’s outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. To assist in complying with this REIT requirement, the Company’s articles of incorporation contain provisions restricting share transfers where the transferee would, after such transfer, own more than 9.8% either in number or value of the outstanding stock of the Company. If, despite this prohibition, stock is acquired increasing a transferee’s ownership to over 9.8% in value of the outstanding stock, the stock in excess of this 9.8% in value is deemed to be held in trust for transfer at a price that does not exceed what the purported transferee paid for the stock, and, while held in trust, the stock is not entitled to receive dividends or to vote. In addition, under these circumstances, the Company has the right to redeem such stock. 19

In addition, certain provisions of the MGCL applicable to the Company may have the effect of inhibiting or deterring a third party from making a proposal to acquire the Company or of delaying or preventing a change of control under circumstances that otherwise could provide Company stockholders with the opportunity to realize a premium over the then-prevailing market price of such shares, including: • provisions under Subtitle 8 of Title 3 of the MGCL that permit the Board of Directors, without stockholders’ approval and regardless of what is currently provided in the Company's Articles of Incorporation or bylaws, to implement certain takeover defenses; • “business combination” provisions that, subject to limitations, prohibit certain business combinations, asset transfers and equity security issuances or reclassifications between the Company and an “interested stockholder” (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the Company's outstanding voting stock or an affiliate or associate of the Company who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the Company's then outstanding stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter may impose supermajority voting requirements unless certain minimum price conditions are satisfied; and • “control share” provisions that provide that holders of “control shares” of the Company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by Company stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. Pursuant to a resolution adopted by the Board of Directors, the Company is prohibited from classifying the Board of Directors under Subtitle 8 unless stockholders entitled to vote generally in the election of directors approve a proposal to repeal such resolution by the affirmative of a majority of the votes cast on the matter. In the case of the business combination provisions of the MGCL, the Board of Directors has adopted a resolution providing that any business combination between the Company and any other person is exempted from this statute, provided that such business combination is first approved by the Board of Directors. This resolution, however, may be altered or repealed in whole or in part at any time. In the case of the control share provisions of the MGCL, the Company has opted out of these provisions pursuant to a provision in its bylaws. The Company may, however, by amendment to its bylaws, opt into the control share provisions of the MGCL. The Company may also choose to adopt other takeover defenses in the future. Any such actions could deter a transaction that may otherwise be in the interest of Company stockholders. These restrictions on the transfer of the Company’s shares could have adverse effects on the value of the Company’s common stock. Complying with the REIT requirements may cause the Company to forego otherwise attractive opportunities. To qualify as a REIT for federal income tax purposes, the Company must continually satisfy tests concerning, among other things, the sources of its income, the nature of its assets, the amounts it distributes to its stockholders and the ownership of its stock. The Company may be unable to pursue investments that would be otherwise advantageous to the Company in order to satisfy the source-of-income or distribution requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder the Company’s ability to make certain attractive investments. The prohibited transactions tax may limit the Company's ability to sell properties. A REIT's net gain from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The Company may be subject to the prohibited transaction tax equal to 100% of net gain upon the disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, there can be no assurance that the Company can comply in all cases with the safe harbor or that it will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of 20 business. Consequently, the Company may choose not to engage in certain sales of its properties or may conduct such sales through a taxable REIT subsidiary, which would be subject to federal and state income taxation. New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for the Company to qualify as a REIT. The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the federal income tax treatment of an investment in the Company. The federal income tax rules that affect REITs are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. Revisions in federal tax laws and interpretations thereof could cause the Company to change its investments and commitments and affect the tax considerations of an investment in the Company. There can be no assurance that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to the Company’s qualification as a REIT or with respect to the federal income tax consequences of qualification. New and increased transfer tax rates may reduce the value of the Company’s properties. In recent years, several cities in which the Company owns assets have increased transfer tax rates. These include Boston, Los Angeles, San Francisco, Seattle, and Washington, D.C. In 2022, Los Angeles increased its transfer tax rate from 0.45% to 5.5% on sales of real properties greater than $10 million in value, effective April 1, 2023. In 2020, San Francisco increased it transfer tax rate to 6% for sales in excess of $25 million in value. Also in 2020, the State of Washington increased its transfer tax rate from 1.28% to 3% on sales in excess of $3 million in value; the combined state and local transfer tax rate in Seattle/King County, Washington is 3.5% on sales above $3 million. As state and municipal governments seek new ways to raise revenue, other jurisdictions may implement new real estate transfer taxes or increase existing transfer tax rates. Increases in such tax rates can impose significant additional transaction costs on sales of commercial real estate and may reduce the value of the Company’s properties for sale by the amount of the new or increased tax. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity The Company annually reviews its overall risk profile with the Audit Committee and full Board of Directors. Assessing, identifying and managing material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. The Audit Committee of the Company’s Board of Directors has oversight in the management of risks associated with cybersecurity. The Audit Committee is briefed regularly on cybersecurity matters, including meeting with the Company’s head of technology at least annually and receiving a memorandum quarterly regarding cybersecurity. In addition, the Audit Committee discusses cybersecurity with other members of management and the internal audit staff at each quarterly meeting. The Audit Committee reports to the full Board of Directors quarterly regarding cybersecurity. Management of the Company plays an integral role in assessing and managing risks from cybersecurity threats. The Company has a dedicated technology services department, led by the Company’s head of technology. The Company also has an in-house internal audit staff that is involved in risk management of cybersecurity threats. The Company solicits input from key employees regarding the overall risk environment, including cybersecurity threats. The Company requires all employees to complete cybersecurity training semi-annually and periodically facilitates penetration tests on the Company's systems. The Company’s head of technology reports to the Company’s Executive Vice President and Chief Operating Officer. In addition, as discussed in more detail below, any cybersecurity incident is reported to the Company’s legal department. 21

Although the Company’s Executive Vice President and Chief Operating Officer and the members of its legal department do not have a technology services background, we believe that the Company’s head of technology and technology services team possess the requisite background and experience to effectively manage the Company’s cybersecurity needs. The Company also engages with third parties on an as-needed basis to advise and assist in managing cybersecurity risks. When the Company utilizes third-party services that include web-based platforms or data collection stored on third-party servers, it reviews the service provider’s SOC1 attestation reports on internal controls and inquires regarding controls and procedures utilized by such third parties with respect to cybersecurity of the Company’s data. The Company has in place a cybersecurity incident response plan. Procedures for addressing cybersecurity incidents include reporting incidents up to senior management, including the Company’s legal department for analysis. If a cybersecurity incident were determined to be material by the Company's legal department, the Company’s Audit Committee would be informed promptly and the Company’s disclosure committee would address appropriate public disclosures. As noted above, management regularly reports to the Audit Committee regarding the current cyber threat environment and the controls and procedures meant to address such risks. The Company carries cyber risk insurance, but there can be no assurance that losses from a cybersecurity incident would not exceed the insurance coverage. Although the Company has not experienced a cybersecurity incident that materially affected or, to the Company’s knowledge, is reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition, the Company has, from time to time, experienced threats to and breaches of its data and systems. The Company faces risks associated with security breaches through cyber attacks, cyber intrusions, or otherwise, as well as other significant disruptions of its information technology networks and related systems. These risks are described in more detail under Item 1A. Risk Factors. Item 2. Properties In addition to the properties described in Item 1. “Business,” in Note 2 to the Consolidated Financial Statements, and in Schedule III of Item 15 of this Annual Report on Form 10-K, the Company leases office space from unrelated third parties from time to time. The Company owns its corporate headquarters located at 3310 West End Avenue in Nashville, Tennessee. Item 3. Legal Proceedings The Company is not aware of any pending or threatened litigation that, if resolved against the Company, would have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows. Item 4. Mine Safety Disclosures Not applicable. PART II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Shares of the Company’s common stock are traded on the New York Stock Exchange under the symbol “HR.” As of December 31, 2025, there were 1,863 stockholders of record. Future dividends will be declared and paid at the discretion of the Board of Directors. The Company’s ability to pay dividends is dependent upon its ability to generate funds from operations and cash flows, and to make accretive new investments. 22

Equity Compensation Plan Information The following table provides information as of December 31, 2025, about the Company’s common stock that may be issued as restricted stock and upon the exercise of options, warrants and rights under the Company’s existing compensation plans, including the Amended and Restated 2006 Incentive Plan. PLAN CATEGORY NUMBER OF SECURITIES TO BE ISSUED upon exercise of outstanding options, warrants, and rights WEIGHTED AVERAGE EXERCISE PRICE of outstanding options, warrants, and rights NUMBER OF SECURITIES REMAINING AVAILABLE  for future issuance under equity  compensation plans (excluding securities reflected in the first column) Equity compensation plans approved by security holders — — 3,979,387 Equity compensation plans not approved by security holders — — — Total — — 3,979,387 Issuer Purchases of Equity Securities During the year ended December 31, 2025, the Company withheld and canceled shares of Company common stock to satisfy employee tax withholding obligations payable upon the vesting of non-vested shares, as follows: PERIOD TOTAL NUMBER OF SHARES PURCHASED AVERAGE PRICE PAID per share TOTAL NUMBER OF SHARES purchased as part of publicly announced plans or programs MAXIMUM NUMBER (or Approximate DOLLAR VALUE) OF SHARES that may yet be purchased under the plans or programs January 1 - January 31 4,029 $ 16.27 — 236,957,114 February 1 - February 28 9,034 16.56 — 236,957,114 March 1 - March 31 — — — 236,957,114 April 1 - April 30 18,877 15.83 — 236,957,114 May 1 - May 31 4,535 14.50 — 236,957,114 June 1 - June 30 49,441 15.48 — 236,957,114 July 1 - July 31 30,479 15.81 — 236,957,114 August 1 - August 31 96,164 16.67 — 236,957,114 September 1 - September 30 — — — 236,957,114 October 1 - October 31 952 17.68 — 500,000,000 November 1 - November 30 — — — 500,000,000 December 1 - December 31 20,985 17.19 — 500,000,000 Total 234,496 $ 16.24 Authorization to Repurchase Common Stock On October 28, 2025, the Company's Board of Directors authorized the repurchase of up to $500.0 million of outstanding shares of the Company's common stock, superseding the previous $300.0 million stock repurchase authorization. The stock repurchase authorization expires on October 27, 2026, and the Company may suspend or terminate repurchases at any time without prior notice. Under the Maryland General Corporation Law, outstanding shares of common stock acquired by a corporation become authorized but unissued shares, which may be re-issued. As of December 31, 2025, the Company had $500.0 million remaining under its current share repurchase authorization. Subsequent Activity In January 2026, the Company repurchased 2.9 million shares of its common stock at an average price of $17.27 per share for a total of $50.0 million resulting in $450.0 million of authorized share repurchases remaining. 23

Stock Performance Graph The following graph provides a comparison of the Company's cumulative total shareholder return with the Russell 3000 Index and cumulative total returns of FTSE NAREIT All Equity REITs Index for the period from December 31, 2020 through December 31, 2025. The comparison assumes $100 was invested on December 31, 2020, in the Company's common stock and in each of the indexes and assumes reinvestment of dividends, as applicable. The Company's data for periods prior to July 20, 2022, is the stock performance of Healthcare Realty Trust Incorporated (now known as HRTI, LLC) ("Legacy HR"), which merged into Healthcare Trust of America, Inc. (now known as Healthcare Realty Trust Incorporated)(the "Merger"). Item 6. [Reserved] 24

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Disclosure Regarding Forward-Looking Statements This report and other materials the Company has filed or may file with the SEC, as well as information included in oral statements or other written statements made, or to be made, by senior management of the Company, contain, or will contain, disclosures that are “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as “may,” “will,” “expect,” “believe,” “anticipate,” “target,” “intend,” “plan,” “estimate,” “project,” “continue,” “should,” “could” and other comparable terms. These forward-looking statements are based on the current plans and expectations of management and are subject to a number of risks and uncertainties that could materially affect the Company’s current plans and expectations and future financial condition and results. Such risks and uncertainties as more fully discussed in Item 1A “Risk Factors” of this report and in other reports filed by the Company with the SEC from time to time include, among other things, the following: Risks relating to our business and operations • The Company's expected results may not be achieved; • The Company’s revenues depend on the ability of its tenants under its leases to generate sufficient income from their operations to make rental payments to the Company; • The Company's results of operations have been and will continue to be impacted negatively by the Prospect Medical bankruptcy; • Owning real estate and indirect interests in real estate is subject to inherent risks; • The Company may incur impairment charges on its real estate properties or other assets; • The Company has properties subject to purchase options that expose it to reinvestment risk and reduction in expected investment returns; • If the Company is unable to promptly re-let its properties, if the rates upon such re-letting are significantly lower than the previous rates or if the Company is required to undertake significant expenditures or make significant leasing concessions to attract new tenants, then the Company’s business, consolidated financial condition and results of operations would be adversely affected; • Certain of the Company’s properties are special purpose healthcare facilities and may not be easily adaptable to other uses; • The Company has, and in the future may have more exposure to fixed rent escalators, which could lag behind inflation and the growth in operating expenses such as real estate taxes, utilities, insurance, and maintenance expense; • The Company’s real estate investments are illiquid and the Company may not be able to sell properties strategically targeted for disposition; • The Company is subject to risks associated with the development and redevelopment of properties; • The Company may make material acquisitions and undertake developments and redevelopments that may involve the expenditure of significant funds and may not perform in accordance with management’s expectations; • The Company is exposed to risks associated with geographic concentration; • Many of the Company’s leases are dependent on the viability of associated health systems. Revenue concentrations relating to these leases expose the Company to risks related to the financial condition of the associated health systems; • Many of the Company’s properties are held under ground leases. These ground leases contain provisions that may limit the Company’s ability to lease, sell, or finance these properties; • The Company may experience uninsured or underinsured losses; • Damage from catastrophic weather and other natural events, whether caused by climate change or otherwise, could result in losses to the Company; 25

• The Company faces risks associated with security breaches through cyber attacks, cyber intrusions, or otherwise, as well as other significant disruptions of its information technology networks and related systems; • The Company has structured and may in the future structure acquisitions of property in exchange for limited partnership units of the OP on terms that could limit its liquidity or flexibility; • Healthcare Realty Trust is a holding company with no direct operations and, as such, it relies on funds received from the OP to pay liabilities, and the interests of its stockholders will be structurally subordinated to all liabilities and obligations of the OP and its subsidiaries • The Company cannot assure you that it will be able to continue paying dividends at or above the rates previously paid; • Pandemics and measures intended to prevent their spread or mitigate their severity could have a material adverse effect on the Company's business, results of operations, cash flows and financial condition; and • The Company's success depends, in part, on its ability to attract and retain talented employees. The loss of any one of the Company's key personnel or the inability to maintain appropriate staffing could adversely impact the Company's business. Risks relating to our capital structure and financings • The Company has incurred significant debt obligations and may incur additional debt and increase leverage in the future; • Covenants in the Company’s debt instruments limit its operational flexibility, and a breach of these covenants could materially affect the Company’s consolidated financial condition and results of operations; • If lenders under the Unsecured Credit Facility fail to meet their funding commitments, the Company’s operations and consolidated financial position would be negatively impacted; • The unavailability of equity and debt capital, volatility in the credit markets, increases in interest rates, or changes in the Company’s debt ratings could have an adverse effect on the Company’s ability to meet its debt payments, make dividend payments to stockholders or engage in acquisition and development activity; • Increases in interest rates could have a material adverse effect on the Company's cost of capital; • The Company's swap agreements may not effectively reduce its exposure to changes in interest rates; • The Company has entered into joint venture agreements that limit its flexibility with respect to jointly owned properties and expects to enter into additional such agreements in the future; • The U.S. federal income tax treatment of the cash that the Company might receive from cash settlement of a forward equity agreement is unclear and could jeopardize the Company's ability to meet the REIT qualification requirements; and • In the event of our bankruptcy or insolvency, any forward equity agreements will automatically terminate, and the Company would not receive the expected proceeds from any forward sale of shares of its common stock. Risks relating to government regulations • The Company's property taxes could increase due to reassessment or property tax rate changes; • Trends in the healthcare service industry, including the impact of the One Big Beautiful Bill Act passed during 2025 that is subject of ongoing analysis, may negatively affect the demand for the Company’s properties, lease revenues and the values of its investments; • The costs of complying with governmental laws and regulations may adversely affect the Company's results of operations; • Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code; • If the Company fails to remain qualified as a REIT, the Company will be subject to significant adverse consequences, including adversely affecting the value of its common stock; • The Company’s articles of incorporation, as well as provisions of the MGCL, contain limits and restrictions on transferability of the Company’s common stock which may have adverse effects on the value of the Company’s common stock; 26

• Complying with the REIT requirements may cause the Company to forego otherwise attractive opportunities; • The prohibited transactions tax may limit the Company's ability to sell properties; • New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for the Company to qualify as a REIT; and • New and increased transfer tax rates may reduce the value of the Company’s properties. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Stockholders and investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in the Company’s filings and reports, including, without limitation, estimates and projections regarding the performance of development projects the Company is pursuing. Overview The Company owns and operates properties that facilitate the delivery of healthcare services in primarily outpatient settings. To execute its strategy, the Company engages in a broad spectrum of integrated services including leasing, management, acquisition, financing, development and redevelopment of such properties. The Company seeks to generate stable, growing income and lower the long-term risk profile of its portfolio of properties by focusing on facilities primarily located on or near the campuses of acute care hospitals associated with leading health systems. The Company seeks to reduce financial and operational risk by owning properties in high-growth markets with a broad tenant mix that includes over 30 physician specialties, as well as surgery, imaging, cancer, and diagnostic centers. This section is organized into the following sections: • Liquidity and Capital Resources; • Trends and Matters Impacting Operating Results; • Results of Operations; • Non-GAAP Financial Measures and Key Performance Indicators; and • Application of Critical Accounting Policies to Accounting Estimates. Liquidity and Capital Resources The Company monitors its liquidity and capital resources and considers several indicators in its assessment of capital markets for financing acquisitions and other operating activities. The Company considers, among other factors, its leverage ratios and lending covenants, dividend payout percentages, interest rates, underlying treasury rates, debt market spreads and cost of equity capital to compare its operations to its peers and to help identify areas in which the Company may need to focus its attention. Sources and Uses of Cash The Company's revenues are derived from its real estate property portfolio based on contractual arrangements with its tenants. These sources of revenue represent the Company's primary source of liquidity to fund its dividends and its operating expenses, including interest incurred on debt, principal payments on debt, general and administrative costs, capital expenditures and other expenses incurred in connection with managing its existing portfolio and investing in additional properties. To the extent additional investments are not funded by these sources, the Company will fund its investment activity generally through equity or debt issuances either in the public or private markets, asset sales and joint venture contributions or through proceeds from the Unsecured Credit Facility. The Company expects to continue to meet its liquidity needs, including capital for additional investments, tenant improvement allowances, operating and finance lease payments, paying dividends, and funding debt service, through cash on hand, cash flows from operations and the cash flow sources addressed above. See Note 3 to the Consolidated Financial Statements for additional discussion of operating and financing lease payment obligations. See "Trends and Matters Impacting Operating Results" for additional information regarding the Company's sources and uses of cash. 27

The Company also had unencumbered real estate assets with a gross book value of approximately $10.4 billion at December 31, 2025, of which a portion could serve as collateral for secured mortgage financing. The Company believes that its liquidity and sources of capital are adequate to satisfy its cash requirements. The Company cannot, however, be certain that these sources of funds will be available at a time and upon terms acceptable to the Company in sufficient amounts to meet its liquidity needs. The Company has exposure to variable interest rates and its common stock price is impacted by the volatility in the stock markets. However, the Company’s leases, which provide its main source of income and cash flow, have terms of approximately one to 20 years and have lease rates that generally increase on an annual basis at fixed rates or based on consumer price indices. Operating Activities Cash flows provided by operating activities for the two years ended December 31, 2025 and 2024 were $457.1 million and $501.6 million, respectively. Several items impact cash flows from operating activities including, but not limited to, cash generated from property operations, interest payments and the timing related to the payment of invoices and other expenses and receipt of tenant rent. The Company may, from time to time, sell properties and redeploy cash from property sales into new investments. To the extent revenues related to the properties being sold exceed income from these new investments, the Company's consolidated results of operations and cash flows could be adversely affected. See "Trends and Matters Impacting Operating Results" for additional information regarding the Company's operating activities. Investing Activities A summary of the significant transactions impacting investing activities for the year ended December 31, 2025 is listed below. See Note 4 to the Consolidated Financial Statements for more detail on these activities. Capital Funding In 2025, the Company incurred capital expenditures totaling $308.8 million for the following: • $136.6 million toward development and redevelopment of properties; • $90.2 million toward first generation tenant improvements; • $46.9 million toward second generation tenant improvements; and • $35.1 million toward capital expenditures. See "Trends and Matters Impacting Operating Results" below for more detail. Real Estate Notes Receivable In 2025, the Company had the following activity on its real estate notes receivables: • In January 2025, the Company received $14.9 million as payment towards the principal balance of its mortgage loan that matured on December 2, 2024. • In March 2025, the Company provided seller financing of $5.4 million in connection with the sale of a real estate property in Houston, Texas. • In March 2025, the Company executed a mezzanine loan receivable agreement with a maximum loan commitment of $8.5 million. As of December 31, 2025, the Company had funded the full $8.5 million under this agreement. • In April 2025, a mortgage loan receivable of $37.7 million maturing in February 2026 was repaid in full. • In December 2025, the Company received $5.8 million as payment towards the principal balance of its mortgage loan that matured on December 22, 2024, • In December 2025, the Company provided seller financing of $6.4 million in connection with the sale of a real estate property in Houston, Texas. See Note 1 to the Consolidated Financial Statements accompanying this report for more information about real estate notes receivable and allowance for credit losses. 28

Dispositions

The following table details the Company's asset sales for the year ended December 31, 2025:

Dollars in thousands	DATE DISPOSED	SALE PRICE	CLOSING ADJUSTMENTS	COMPANY-FINANCED MORTGAGE NOTES	NET PROCEEDS	NET REAL ESTATE INVESTMENT	OTHER	GAIN/ (IMPAIR-MENT)	SQUARE FOOTAGE
Boston, MA	2/7/2025	$ 4,500	$ (135)	$ —	$ 4,365	$ 4,325	$ 15	$ 25	30,304
Denver, CO [1]	2/14/2025	8,600	(2,144)	—	6,456	7,948	113	(1,605)	69,715
Houston, TX [2]	3/20/2025	15,000	(4,087)	(5,400)	5,513	14,343	347	(3,777)	127,933
Boston, MA	4/30/2025	486	(47)	—	439	60	2	377	—
Boston, MA	5/23/2025	3,000	(36)	—	2,964	2,631	27	306	33,176
Jacksonville, FL	6/26/2025	8,100	(11)	—	8,089	23,064	(529)	(14,446)	53,169
Yakima, WA [1]	6/26/2025	31,000	(2,256)	—	28,744	8,689	343	19,712	91,561
Houston, TX	6/27/2025	10,500	(15)	—	10,485	10,250	42	193	—
South Bend, IN	7/15/2025	43,100	(283)	—	42,817	29,481	(7)	13,343	205,573
Milwaukee, WI [1]	7/29/2025	42,000	(913)	—	41,087	40,644	270	173	147,406
Naples, FL	7/29/2025	19,250	(2,692)	—	16,558	15,586	559	413	61,359
New York, NY	7/30/2025	25,000	(1,290)	—	23,710	15,531	364	7,815	89,893
Boston, MA	8/25/2025	450	(45)	—	405	413	32	(40)	9,010
Lakeland, FL [3]	8/27/2025	7,325	(772)	—	6,553	6,899	234	(580)	31,158
Salem, OR	8/29/2025	4,000	(427)	—	3,573	3,482	159	(68)	21,026
Milwaukee, WI [1]	9/29/2025	60,000	(2,203)	—	57,797	61,485	(2,884)	(804)	220,747
Tampa, FL	9/30/2025	22,000	(778)	—	21,222	6,218	646	14,358	47,962
Dallas, TX [3]	9/30/2025	58,800	(1,885)	—	56,915	26,822	5,379	24,714	448,879
Chicago, IL	9/30/2025	18,700	(477)	—	18,223	18,417	(181)	(13)	56,531
Columbus, OH [4]	9/30/2025	33,750	(2,470)	—	31,280	27,884	410	2,986	117,060
Miami, FL	9/30/2025	62,000	(1,867)	—	60,133	45,152	2,580	12,401	152,976
New Haven, CT	10/16/2025	725	(4)	—	721	612	3	106	—
Des Moines, IA	10/29/2025	7,225	(841)	—	6,384	9,275	(2,346)	(545)	152,655
Jacksonville, FL [1]	11/17/2025	18,600	(1,065)	—	17,535	17,590	463	(518)	40,333
Richmond, VA [5]	11/18/2025	171,000	(8,772)	—	162,228	57,224	13,263	91,741	405,945
Boston, MA	12/8/2025	278	(44)	—	234	283	1	(49)	10,380
Atlanta, GA	12/19/2025	3,000	(981)	—	2,019	3,331	(1,209)	(103)	—
Multiple [6]	12/19/2025	348,900	(35,341)	—	313,559	287,121	1,413	25,025	1,522,500
Memphis, TN	12/29/2025	23,021	(79)	—	22,942	8,876	(2,070)	16,136	116,473
Phoenix, AZ	12/29/2025	22,275	(756)	—	21,519	17,367	1,217	2,935	89,980
Phoenix, AZ	12/29/2025	5,225	(335)	—	4,890	4,927	21	(58)	89,983
Houston, TX [7]	12/30/2025	12,500	(4,559)	(6,400)	1,541	7,631	4,811	(4,501)	49,319
Total Dispositions		$ 1,090,310	$ (77,610)	$ (11,800)	$ 1,000,900	$ 783,561	$ 23,488	$ 205,652	4,493,006

1 Includes two medical outpatient properties.

2 The Company provided seller financing of approximately $5.4 million in connection with this sale.

3 Includes four medical outpatient properties.

4 Includes three medical outpatient properties.

5 Includes six medical outpatient properties.

6 The Company sold six MOBs in El Paso, TX, four MOBs in Indianapolis, IN, two MOBs in each of Chicago, IL, Cincinnati, OH, Des Moines, IA, Fort Wayne, IN, Minneapolis, MN and Pittsburgh, PA; and one MOB in each of Detroit, MI, Las Vegas, NV and Salt Lake City, UT to a single buyer in a single transaction.

7 The Company provided seller financing of approximately $6.4 million in connection with this sale.

29

Subsequent Dispositions On January 14, 2026, the Company disposed of a 60,039 square foot medical outpatient building in Atlanta, Georgia for $21.9 million. Financing Activities Common Stock Repurchases During 2025, the Company did not repurchase any shares of its common stock. As of December 31, 2025, the Company had $500.0 million remaining under its current share repurchase authorization. Subsequent Repurchase Activity In January 2026, the Company repurchased 2.9 million shares of its common stock at an average price of $17.27 per share for a total of $50.0 million resulting in $450.0 million of authorized share repurchases remaining. At-The-Market Equity Offering Program On December 17, 2025, the Company renewed its ATM equity offering program to sell shares of the Company's common stock from time to time in at-the-market sales transactions. The Company entered into equity distribution agreements with various sales agents having an aggregate offering price of up to $1.0 billion. As of December 31, 2025, there has been no activity under the program. Debt Activity Below is a summary of the significant debt financing activity for the year ended December 31, 2025. See Note 9 to the Consolidated Financial Statements for additional information on financing activities. Mortgage Activity During the year ended December 31, 2025, the Company repaid in full a mortgage note payable bearing interest at a rate of 4.25% that encumbered a 45,157 square foot property in California. Senior Notes During the year ended December 31, 2025, the Company repaid its Senior Notes due 2025 at maturity including $250 million of principal and $4.8 million of accrued interest. Term Loans During the year ended December 31, 2025, the Company repaid the $300 million Unsecured Term Loan due January 2026, the $200 million Unsecured Term Loan due January 2026, and the $150 million Unsecured Term Loan due June 2026 and recorded approximately $0.5 million of accelerated amortization expense included in the loss on extinguishment of debt. Interest Rate Swaps As of December 31, 2025, the Company had seven outstanding interest rate derivatives totaling $500 million to hedge one-month Secured Overnight Financing Rate (“SOFR”). The following details the amount and rate of each swap as of such date (dollars in thousands): EXPIRATION DATE NOTIONAL AMOUNT WEIGHTED AVERAGE RATE May 2026 $ 100,000 2.15 % December 2026 150,000 3.84 % June 2027 150,000 4.13 % December 2027 100,000 4.13 % Total $ 500,000 3.65% 30

The following table details the Company's debt balances as of December 31, 2025:

	PRINCIPAL BALANCE	CARRYING BALANCE [1]	WEIGHTED YEARS TO MATURITY [2]	CONTRACTUAL RATE	EFFECTIVE RATE
Senior Notes due 2026	$ 600,000	$ 595,026	0.6	3.50 %	4.94 %
Senior Notes due 2027	500,000	492,693	1.5	3.75 %	4.76 %
Senior Notes due 2028	300,000	298,652	2.0	3.63 %	3.85 %
Senior Notes due 2030	650,000	597,188	4.1	3.10 %	5.30 %
Senior Notes due 2030	299,500	297,610	4.2	2.40 %	2.72 %
Senior Notes due 2031	299,785	296,866	5.2	2.05 %	2.25 %
Senior Notes due 2031	800,000	685,874	5.2	2.00 %	5.13 %
Total Senior Notes Outstanding	**3,449,285**	**3,263,909**		**2.90 %**	**4.47 %**
$1.5 billion unsecured credit facility	120,000	120,000	4.5	SOFR + 0.84%	4.61 %
$200 million unsecured term loan	200,000	199,635	3.5	SOFR + 0.94%	4.81 %
$300 million unsecured term loan	300,000	299,055	3.0	SOFR + 0.94%	4.81 %
Mortgage notes payable	28,904	28,824	0.6	3.94 %	4.50 %
Total Outstanding Notes and Bonds Payable	**$ 4,098,189**	**$ 3,911,423**		**3.19 %**	**4.52 %**

1 Balances are reflected net of discounts and debt issuance costs and include premiums.

2 Includes extension options.

Subsequent Debt Activity

In February 2026, the Company entered into a commercial paper dealer agreement to issue short-term commercial paper notes up to $600.0 million, with maturities up to 364 days. The program is back-stopped by the Unsecured Credit Facility. The notes will be issued at par less a discount representing an interest factor, or if interest bearing, at par.

Debt Covenant Information

The Company's various debt agreements contain certain representations, warranties, and financial and other covenants customary in such debt agreements. Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on the Company's ability to incur indebtedness and create liens or encumbrances. As of December 31, 2025, the Company was in compliance with the financial covenant provisions under all of its various debt instruments.

As of December 31, 2025, 72.5% of the Company's principal balances were due after 2027, including extension options. Also, as of December 31, 2025, the Company's incurrence of total debt as defined in the senior notes [debt divided by (total assets less intangibles and accounts receivable)] was approximately 35.8% (cannot be greater than 60%) and debt service coverage [interest expense divided by (net income plus interest expense, taxes, depreciation and amortization, gains and impairments)] was approximately 3.5 times (cannot be less than 1.5 times).

The Company plans to manage its capital structure to maintain compliance with its debt covenants consistent with its current profile. Downgrades in ratings by the rating agencies could have a material adverse impact on the Company's cost and availability of capital, which could in turn have a material adverse impact on consolidated results of operations, liquidity and/or financial condition.

Supplemental Guarantor Information

The OP has issued unsecured notes described in Note 9 to the Company's Consolidated Financial Statements included in this report. All unsecured notes are fully and unconditionally guaranteed by the Company, and the OP is 98.6% owned by the Company. Effective January 4, 2021, the Securities and Exchange Commission (the "SEC") adopted amendments to the financial disclosure requirements which permit subsidiary issuers of obligations guaranteed by the parent to omit separate financial statements if the consolidated financial statements of the parent company have been filed, the subsidiary obligor is a consolidated subsidiary of the parent company, the guaranteed security is debt or debt-like, and the security is guaranteed fully and unconditionally by the parent.

Accordingly, as permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, the Company has excluded the summarized financial information for the OP because the assets, liabilities, and results of operations of the OP are not materially

31

different than the corresponding amounts in the Company's Consolidated Financial Statements and management believes such summarized financial information would be repetitive and would not provide incremental value to investors. Trends and Matters Impacting Operating Results Management monitors factors and trends important to the Company and the REIT industry in order to gauge their potential impact on the operations of the Company. Discussed below are some of the factors and trends that management believes may impact the future operations of the Company. Economic and Market Conditions Rising interest rates and increased volatility in the capital markets have increased the Company’s cost and availability of debt and equity capital. Limited availability and increases in the cost of capital could adversely impact the Company’s ability to finance operations and acquire and develop properties. To the extent the Company’s tenants experience increased costs or financing difficulties due to the economic and market conditions, they may be unable or unwilling to make payments or perform their obligations when due. Additionally, increased interest rates may also result in less liquid property markets, limiting the Company’s ability to sell existing assets or obtain joint venture capital. Acquisitions and Dispositions The Company had no real estate acquisition activity for the year ended December 31, 2025. The Company disposed of 70 properties in 2025 for sales prices totaling approximately $1.1 billion. These transactions yielded net cash proceeds of approximately $1.0 billion, net of approximately $77.6 million of closing costs and related adjustments, and $11.8 million in Company financed notes. The weighted average capitalization rate for these sales was 6.7%. The Company calculates the capitalization rate for dispositions as the in-place cash net operating income divided by the sales price. See the Company's discussion of its 2025 disposition activity in Note 4 to the Consolidated Financial Statements. Development and Redevelopment Activity The table below details the Company’s activity related to its active development and redevelopment projects as of December 31, 2025. The information included in the table below represents management’s estimates and expectations at December 31, 2025, which are subject to change. The Company’s disclosures regarding certain projections or estimates may not reflect actual results. 32

Dollars in thousands	NUMBER OF PROPERTIES		TOTAL FUNDED DURING THE YEAR	TOTAL AMOUNT FUNDED		ESTIMATED REMAINING FUNDINGS		ESTIMATED TOTAL INVESTMENT	APPROXIMATE SQUARE FEET
Development Activity									
Raleigh, NC	1	$	5,500	$ 48,474	$	9,526	$	58,000	122,991
Fort Worth, TX	1		15,028	44,360		3,840		48,200	101,279
Total		**$**	**20,528**	**$ 92,834**	**$**	**13,366**	**$**	**106,200**	**224,270**
Redevelopment Activity									
Charlotte, NC	2	$	13,849	$ 30,934	$	4,116	$	35,050	169,135
Houston, TX	2		14,598	$ 27,265		2,735		30,000	314,861
White Plains, NY	1		19,105	$ 23,534		1,366		24,900	65,851
Charlotte, NC	1		188	$ 188		19,012		19,200	122,388
Washington, DC	1		5,105	$ 14,185		1,015		15,200	57,323
Seattle, WA	1		58	$ 58		13,542		13,600	78,288
Raleigh, NC	1		4,479	$ 5,028		5,772		10,800	40,400
Houston, TX	1		—	$ —		10,400		10,400	40,214
Denver, CO	2		11	$ 11		10,189		10,200	78,691
Port St. Lucie, FL	1		156	$ 458		8,942		9,400	31,466
Dallas, TX	1		469	$ 469		8,131		8,600	126,121
Denver, CO	1		675	$ 675		6,625		7,300	55,978
Other	8		18,660	$ 19,251		77,549		96,800	849,087
Total	**23**	**$**	**77,353**	**$122,056**	**$**	**169,394**	**$**	**291,450**	**2,029,803**

For previously completed development and redevelopment projects, during 2025, the Company funded an additional $38.7 million related to ongoing tenant improvements.

The Company regularly consults with health systems and developers regarding long-term future new development opportunities. In addition, the Company continually evaluates its portfolio for accretive redevelopment opportunities.

Security Deposits and Letters of Credit

As of December 31, 2025, the Company held approximately $36.7 million in letters of credit and security deposits for the benefit of the Company in the event the obligated tenant fails to perform under the terms of its respective lease. Generally, the Company may, at its discretion and upon notification to the tenant, draw upon these instruments if there are any defaults under the leases.

Expiring Leases

The Company expects that approximately 15% of the leases in its portfolio will expire each year. In-place leases have a weighted average lease term of 8.3 years and a weighted average remaining lease term of 4.4 years. Demand for well-located real estate with complementary practice types and services remains consistent, and the Company's 2025 quarterly tenant retention statistics ranged from 77% to 80%. In 2026, the Company has 1,130 leases totaling 3.6 million square feet in its multi-tenant portfolio that are scheduled to expire. See additional information regarding expiring single-tenant leases under the heading "Single-Tenant Leases" below.

The Company seeks contractual rent increases for in-place leases. As of December 31, 2025 and 2024, the Company's contractual rental rate growth averaged 2.90% and 2.83%, respectively, for in-place leases. In addition, the Company continued to see strong quarterly weighted average rental rate growth for renewing leases ("cash leasing spread"). In 2025, cash leasing spreads averaged 2.7%.

33

In a further effort to maximize revenue growth and reduce its exposure to key expenses such as taxes and utilities, the Company carefully manages its balance of lease types. Gross leases, wherein the Company has full exposure to all operating expenses, comprise 8% of its lease portfolio. Modified gross or base year leases, in which the Company and tenant both pay a share of operating expenses, comprise 30% of the Company's leased portfolio. Net leases, in which tenants pay substantially all operating expenses, total 58% of the leased portfolio. Absolute net leases, in which tenants pay substantially all of the building's operating and capital expenses, comprise 4%. Prospect Medical As previously disclosed, Prospect filed petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in January of 2025. Prospect leased approximately 80,912 square feet of space from the Company. In October of 2025, a subsidiary of Hartford Health was selected as the successful bidder for the Prospect assets associated with the Company’s Prospect leases. The Company signed direct leases with Hartford Heath totaling 65,477 square feet effective January 1, 2026 and retained certain sublet in additional spaces. There is no assurance that the Company will be able to timely relet the remaining Prospect leased space that was not assumed by Hartford Health. Capital Expenditures Capital expenditures are long-term investments made to maintain and improve the physical and aesthetic attributes of the Company's owned properties. Examples of such improvements include, but are not limited to, material changes to, or the full replacement of, major building systems (exterior facade, building structure, roofs, elevators, mechanical systems, electrical systems, energy management systems, upgrades to existing systems for improved efficiency) and common area improvements (furniture, signage and artwork, bathroom fixtures and finishes, exterior landscaping, parking lots or garages). These additions are capitalized into the gross investment of a property and then depreciated over their estimated useful lives, typically ranging from 7 to 20 years. Capital expenditures specifically do not include recurring maintenance expenses, whether direct or indirect, related to the upkeep and maintenance of major building systems or common area improvements.  Capital expenditures also do not include improvements related to a specific tenant suite, unless the improvement is part of a major building system or common area improvement. The Company invested $35.1 million, or $1.07 per square foot, in capital expenditures in 2025 and $32.5 million, or $0.94 per square foot, in capital expenditures in 2024. As a percentage of cash net operating income, 2025 and 2024 capital expenditures were 4.8% and 4.1%, respectively. For a reconciliation of cash net operating income, see "Same Store Cash NOI" in the "Non-GAAP Financial Measures and Key Performance Indicators" section as part of Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II of this report. Tenant Improvements The Company may invest in tenant improvements for the purpose of refurbishing or renovating tenant space. The Company categorizes these expenditures into first and second generation tenant improvements. As of December 31, 2025, the Company had commitments of approximately $161.8 million that are expected to be spent on tenant improvements throughout the portfolio, excluding development properties currently under construction. First Generation Tenant Improvements First generation tenant improvements totaled $90.2 million and $52.4 million for the years ended December 31, 2025 and 2024, respectively. First generation tenant improvements include build out costs related to suite space in shell condition. Second Generation Tenant Improvements Second generation tenant improvements spending totaled $46.9 million in 2025, or 6.4% of total cash net operating income. In 2024, this spending totaled $68.4 million, or 8.7% of total cash net operating income. If the cost of a tenant improvement project exceeds a tenant improvement allowance, the Company generally offers the tenant the option to finance the excess over the lease term with interest or to reimburse the overage to the Company in a lump sum. In either case, such overages are amortized by the Company as rental income over the term of the lease. Interest earned on tenant overages is included in other operating income in the Company's Consolidated Statements of Operations. The first and second generation tenant overage amount amortized to rent, including interest, totaled approximately $10.0 million in 2025, $7.8 million in 2024, and $8.4 million in 2023. 34

Second generation tenant improvement commitments in 2025 for renewals averaged $2.22 per square foot per lease year, ranging quarterly from $1.66 to $3.13. In 2024, these commitments averaged $2.14 per square foot per lease year, ranging quarterly from $1.80 to $2.39. In 2023, these commitments averaged $1.78 per square foot per lease year, ranging quarterly from $1.64 to $1.89. Second generation tenant improvement commitments in 2025 for new leases averaged $6.91 per square foot per lease year, ranging quarterly from $6.08 to $7.60. In 2024, these commitments averaged $7.22 per square foot per lease year, ranging quarterly from $6.93 to $7.34. In 2023, these commitments averaged $5.69 per square foot per lease year, ranging quarterly from $4.44 to $7.11. Leasing Commissions In certain markets, the Company may pay leasing commissions to real estate brokers who represent either the Company or prospective tenants, with commissions generally equating to 4% to 6% of the gross lease value for new leases and 2% to 4% of the gross lease value for renewal leases. In addition, the Company pays its leasing employees incentive compensation when leases are executed that meet certain leasing thresholds. External leasing commissions are amortized to property operating expense, and internal leasing costs are amortized to general and administrative expense in the Company's Consolidated Statements of Operations. In 2025, the Company paid leasing commissions of approximately $54.8 million, or $1.67 per square foot. In 2024, the Company paid leasing commissions of approximately $47.1 million, or $1.37 per square foot. In 2023, the Company paid leasing commissions of approximately $35.9 million, or $0.93 per square foot. As a percentage of total cash net operating income, leasing commissions paid for 2025, 2024 and 2023 were 7.5%, 6.0% and 4.3%, respectively. The amount of leasing commissions amortized over the term of the applicable leases totaled $25.9 million, $21.2 million and $13.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. Rent Abatements Rent abatements, which generally take the form of deferred rent, are sometimes used to help induce a potential tenant to lease space in the Company's properties. Such abatements, when made, are amortized by the Company on a straight-line basis against rental income over the lease term. Rent abatements for 2025 totaled approximately $20.9 million, or $0.72 per square foot. Rent abatements for 2024 totaled approximately $16.0 million, or $0.46 per square foot. Rent abatements for 2023 totaled approximately $14.3 million, or $0.37 per square foot. Single-Tenant Leases As of December 31, 2025, the Company had a total of 102 single-tenant buildings, with a weighted average lease term of 11.6 years and a weighted average remaining lease term of 5.7 years. Ten single-tenant buildings have leases that expire in 2026. Four of the buildings have been renewed. The Company is in negotiations with tenants in six of these buildings and expects the leases to be renewed or the building to be backfilled. Operating Leases As of December 31, 2025, the Company was obligated to make rental payments under operating lease agreements consisting primarily of ground leases related to 108 real estate investments, excluding those ground leases the Company has prepaid. As of December 31, 2025, the Company had 168 properties totaling 12.4 million square feet that were held under ground leases with a remaining weighted average term of 60.6 years, including renewal options. These ground leases typically have initial terms of 40 to 99 years with expiration dates through 2119. 35

Purchase Options

The Company had approximately $55.7 million in real estate properties as of December 31, 2025, that were subject to exercisable purchase options. The Company has approximately $1.0 billion in real estate properties that are subject to purchase options that will become exercisable after 2025. Additional information about the amount and basis for determination of the purchase price is detailed in the table below (dollars in thousands):

YEAR EXERCISABLE	NUMBER OF PROPERTIES		GROSS REAL ESTATE INVESTMENT AS OF DECEMBER 31, 2025[1]
Current [2]	3	$	55,723
2026	4		132,946
2027	5		142,340
2028	5		135,641
2029	3		82,272
2030	—		—
2031	4		111,905
2032	2		24,789
2033	—		—
2034	—		—
2035	2		43,660
2036 and thereafter [3]	9		348,870
Total	**37**	**$**	**1,078,146**

1 Purchase option prices are based on fair market value components that are determined by an appraisal process, except for two properties totaling $62.9 million with stated prices or prices based on fixed capitalization rates.

2 These purchase options have been exercisable for an average of 21.5 years.

3 Includes two medical outpatient properties that are recorded in the line item Investment in financing receivable, net on the Company's Consolidated Balance Sheet.

Debt Management

The Company maintains a flexible capital structure that allows it to fund new investments and operate its existing portfolio. The Company has approximately $28.9 million of mortgage notes payable, maturing in 2026, most of which were assumed when the Company acquired properties. The Company will repay mortgages with cash on hand or borrowings under the Unsecured Credit Facility. The Company had $1.3 billion of outstanding debt that matures in 2026 and 2027. See additional information in "Liquidity and Capital Resources - Financing Activities" above.

Impact of Inflation

The Company is subject to the risk of inflation as most of its revenues are derived from long-term leases. Most of the Company's leases provide for fixed increases in base rents or increases based on the Consumer Price Index and require the tenant to pay all or some portion of increases in operating expenses. The Company believes that these provisions mitigate the impact of inflation. However, there can be no assurance that the Company's ability to increase rents or recover operating expenses will keep pace with inflation. The Company's leases have a weighted average lease term remaining of approximately 4.4 years. As of December 31, 2025, 96% of the Company's leases provide for fixed base rent increases and 4% provide for Consumer Price Index-based rent increases.

New Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for information on new accounting standards including both standards that the Company adopted during the year and those that have not yet been adopted. The Company continues to evaluate the impact of the new standards that have not yet been adopted.

36

Results of Operations Year Ended December 31, 2025 Compared to Year Ended December 31, 2024 The Company’s consolidated results of operations for 2025 compared to 2024 were impacted by developments, dispositions, gain on sales and impairment charges recorded on real estate properties, and capital markets transactions. Revenues Rental income decreased $94.7 million, or 7.7%, as a result of the following: • Dispositions in 2024 and 2025 resulted in a decrease of $130.8 million. • Leasing activity, including contractual rent increases, resulted in an increase of $28.3 million. • Developments completed in 2024 and 2025 resulted in an increase of $7.8 million. Interest income decreased $2.1 million, or 12.9%, for the year ended December 31, 2025, compared to the prior year primarily as a result of the repayment and maturity of note receivables, partially offset by the addition of new mortgages receivables. Other operating income increased $9.1 million, or 47.3%, for the year ended December 31, 2025, compared to the prior year primarily as a result of income from management fees related to unconsolidated joint ventures and managed properties. Expenses Property operating expenses decreased $24.4 million, or 5.1%, from the prior year primarily as a result of the following activity: • Dispositions in 2024 and 2025 resulted in a decrease of $45.5 million. • Developments completed in 2024 and 2025 resulted in an increase of $2.0 million. • Increases in portfolio operating expenses as follows: ◦ Administrative, leasing commissions, and other legal expenses of $7.3 million; ◦ Compensation expense of $4.8 million; ◦ Utilities expense of $3.6 million; ◦ Maintenance and repair expense of $2.1 million; and ◦ Janitorial expense of $1.3 million. General and administrative expenses decreased approximately $10.6 million, or 12.7%, from the prior year primarily as a result of the following activity: • Decrease in payroll and payroll related expenses of approximately $4.1 million. • Decrease in restructuring and severance-related charges of $3.5 million. • Decrease in Director fees and non-cash incentive compensation of $1.3 million. • Other decreases include legal and other administrative costs of $3.0 million. • Increase in cash incentive compensation expense of $0.9 million. • Increase in non-cash incentive compensation of $0.4 million. Depreciation and amortization expense decreased $111.2 million, or 16.5%, from the prior year primarily as a result of the following activity: • Dispositions in 2024 and 2025 resulted in a decrease of $81.1 million. • Assets that became fully depreciated resulted in a decrease of $60.1 million. • Developments completed in 2024 and 2025 resulted in an increase of $2.2 million. • Various building and tenant improvement expenditures resulted in an increase of $27.8 million. 37

Other Income (Expense) Other income (expense), as an expense decreased $355.0 million, or 50.9%, from the prior year mainly due to the following activity: Gain on Sales of Real Estate Properties Gains on the sale of real estate properties and other assets for the years ended December 31, 2025 and 2024 totaled $235.4 million and $109.8 million, respectively. Interest Expense Interest expense decreased $33.4 million for the year ended December 31, 2025 compared to the prior year. The components of interest expense are as follows: CHANGE Dollars in thousands 2025 2024 $ % Contractual interest $ 169,014 $ 196,392 $ (27,378) (13.9) % Net discount/premium accretion 43,163 41,050 2,113 5.1 % Debt issuance costs amortization 4,760 4,769 (9) (0.2) % Amortization of interest rate swap settlement 53 168 (115) (68.5) % Amortization of treasury hedge settlement 427 427 — — % Fair value derivative — 187 (187) (100.0) % Interest cost capitalization (12,123) (4,295) (7,828) 182.3 % Interest on lease liabilities 3,695 3,727 (32) (0.9) % Total interest expense $ 208,989 $ 242,425 $ (33,436) (13.8) % Contractual interest decreased $27.4 million, or 13.9%, primarily as a result of the following activity: • The unsecured term loans accounted for a decrease of approximately $18.5 million. • The unsecured term loan repayments accounted for a decrease of approximately $15.1 million. • The Unsecured Credit Facility accounted for an increase of approximately $3.0 million as a result of an increased weighted average balance outstanding. • Active interest rate swaps accounted for an increase of $9.7 million, while expired interest rate swaps accounted for an increase of $0.3 million. • Mortgage note repayments, net of assumptions, accounted for a decrease of approximately $0.3 million. • The repayment of the Senior Note due 2025 accounted for a decrease of $6.5 million. Debt extinguishment costs During the year ended December 31, 2025, the Company recorded approximately $0.5 million in debt extinguishment costs related to the Unsecured Credit Facility, which replaced the Company's prior credit facility. Impairment of Real Estate Assets and Credit Loss Reserves During the year ended December 31, 2025, the Company recognized impairments totaling $361.1 million related to completed or planned dispositions, changes in holding periods or changes in property use. In addition, the Company recorded $1.6 million in credit loss reserves relating to a mortgage notes receivable and a $1.9 million fair value adjustment for an equity investment in other assets. Impairment of real estate assets in 2024 totaling approximately $249.9 million related to completed or planned dispositions, changes in holding periods or changes in property use. Additionally, the Company recorded $59.5 million of credit loss reserves on its mortgage note receivables and a $4.1 million fair value adjustment for an equity investment in other assets. Impairment of Goodwill There was no goodwill impairment in 2025. During the first quarter of 2024, the Company determined that the carrying value of its single reporting unit exceeded estimated fair value and therefore recorded a $250.5 million full impairment of its goodwill, which is recorded as a non-cash charge in “Impairment of goodwill” in the consolidated 38 statements of operations. See Note 1 to the Consolidated Financial Statements accompanying this report for more details. Equity income (loss) from unconsolidated joint ventures The Company recognized its proportionate share of losses from its unconsolidated joint ventures. The losses are primarily attributable to non-cash depreciation expense. See Note 4 for more details regarding the Company's unconsolidated joint ventures. Interest and other income (expense) During 2025, the Company recorded approximately $4.3 million from Accumulated other comprehensive income ("AOCI") to other expense related to ineffectiveness and subsequent termination of eight interest rate swaps. See Note 10 to the Consolidated Financial Statements in this report for more details regarding the Company's derivative accounting. In addition, the Company recognized income of approximately $0.8 million primarily due to a Federal ERC program (Employee Retention Credit) providing cash payment for employee retention during the COVID-19 pandemic totaling $4.4 million, net of a charge for a merger-related transfer tax charge that was finalized during the fourth quarter of 2025 totaling $3.6 million. Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 The Company's discussion regarding the comparison of the year ended December 31, 2024 compared to the year ended December 31, 2023 was previously disclosed beginning on page 38 of the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 19, 2025, and is incorporated herein by reference. Non-GAAP Financial Measures and Key Performance Indicators Management considers certain non-GAAP financial measures and key performance indicators to be useful supplemental measures of the Company's operating performance. A non-GAAP financial measure is generally defined as one that purports to measure financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable measure determined in accordance with GAAP. Set forth below are descriptions of the non-GAAP financial measures management considers relevant to the Company's business and useful to investors, as well as reconciliations of these measures to the most directly comparable GAAP financial measures. The non-GAAP financial measures and key performance indicators presented herein are not necessarily identical to those presented by other real estate companies due to the fact that not all real estate companies use the same definitions. These measures should not be considered as alternatives to net income, as indicators of the Company's financial performance, or as alternatives to cash flow from operating activities as measures of the Company's liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of the Company's needs. Management believes that in order to facilitate a clear understanding of the Company's historical consolidated operating results, these measures should be examined in conjunction with net income and cash flows from operations as presented in the Consolidated Financial Statements and other financial data included elsewhere in this Annual Report on Form 10-K. Funds from Operations ("FFO"), Normalized FFO and Funds Available for Distribution ("FAD") FFO and FFO per share are operating performance measures adopted by the National Association of Real Estate Investment Trusts (“NAREIT”). NAREIT defines FFO as the most commonly accepted and reported measure of a REIT’s operating performance equal to “net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization, impairment, and after adjustments for unconsolidated partnerships and joint ventures.” In addition to FFO, the Company presents Normalized FFO and FAD. Normalized FFO is presented by adding to FFO acquisition-related costs, acceleration of debt issuance costs, debt extinguishment costs and other Company- defined normalizing items to evaluate operating performance. FAD is presented by adding to Normalized FFO non- real estate depreciation and amortization, deferred financing fees amortization, share-based compensation expense and provision for bad debts, net; and subtracting straight-line rent income, net of expense, and maintenance capital 39 expenditures, including second generation tenant improvements, capital expenditures and leasing commissions paid. The Company's definition of these terms may not be comparable to that of other real estate companies as they may have different methodologies for computing these amounts. FFO, Normalized FFO, and FAD should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flow from operating activities as an indicator of the Company's liquidity. FFO, Normalized FFO, and FAD should be reviewed in connection with GAAP financial measures. Management believes FFO, Normalized FFO, FFO per share, Normalized FFO per share and FAD ("Non-GAAP Measures") provide an understanding of the operating performance of the Company’s properties without giving effect to certain significant non-cash items, primarily gains on sales of real estate, impairments and depreciation and amortization expense. Historical cost accounting for real estate assets in accordance with GAAP assumes that the value of real estate assets diminishes predictably over time. However, real estate values instead have historically risen or fallen with market conditions. The Company believes that by excluding the effect of depreciation, amortization, impairments and gains or losses from sales of real estate, all of which are based on historical costs, and which may be of limited relevance in evaluating current performance, Non-GAAP Measures can facilitate comparisons of operating performance between periods. The Company reports Non-GAAP Measures because these measures are observed by management to also be the predominant measures used by the REIT industry and by industry analysts to evaluate REITs. For these reasons, management deems it appropriate to disclose and discuss these Non-GAAP Measures. However, none of these measures represent cash generated from operating activities determined in accordance with GAAP and are not necessarily indicative of cash available to fund cash needs. Further, these measures should not be considered as an alternative to net income as an indicator of the Company’s operating performance or as an alternative to cash flow from operating activities as a measure of liquidity. 40

The table below reconciles net income attributable to common stockholders to FFO, Normalized FFO and FAD attributable to common stockholders for the years ended December 31, 2025, 2024, and 2023.

	YEAR ENDED DECEMBER 31,		
Amounts in thousands, except per share data	2025	2024	2023
Net loss attributable to common stockholders	$ (246,071)	$ (654,485)	$ (278,261)
Net loss attributable to common stockholders per diluted share [1]	*$ (0.71)*	*$ (1.81)*	*$ (0.74)*
Gain on sales of real estate assets	(235,389)	(104,684)	(77,546)
Impairment of real estate properties	361,090	249,909	149,717
Real estate depreciation and amortization	586,146	690,988	738,526
Non-controlling loss from operating partnership units	(3,497)	(9,149)	(3,426)
Unconsolidated JV depreciation, amortization and impairment	27,769	20,678	18,116
FFO adjustments	$ 736,119	$ 847,742	$ 825,387
FFO adjustments per common share - diluted	*$ 2.08*	*$ 2.29*	*$ 2.15*
FFO attributable to common stockholders	**$ 490,048**	**$ 193,257**	**$ 547,126**
FFO attributable to common stockholders per common share - diluted	***$ 1.38***	***$ 0.52***	***$ 1.43***
Transaction costs	2,029	3,122	2,026
Merger-related costs	—	—	(1,952)
Lease intangible amortization	(1,350)	(2,054)	860
Non-routine tax and legal matters	(118)	1,077	175
Debt financing costs [2]	5,107	237	(62)
Restructuring and severance-related charges	26,318	29,852	1,445
Credit losses and gains (losses) on other assets, net [3]	3,508	59,707	8,599
Impairment of goodwill	—	250,530	—
Merger-related fair value of debt instruments	42,593	40,667	42,885
Unconsolidated JV normalizing items [4]	811	390	389
Normalized FFO adjustments	$ 78,898	$ 383,528	$ 54,365
Normalized FFO adjustments per common share - diluted	*$ 0.22*	*$ 1.04*	*$ 0.14*
Normalized FFO attributable to common stockholders	**$ 568,946**	**$ 576,785**	**$ 601,491**
Normalized FFO attributable to common stockholders per common share - diluted	***$ 1.61***	***$ 1.56***	***$ 1.57***
Non-real estate depreciation and other amortization, net	6,114	1,478	2,566
Non-cash interest amortization, net [5]	5,126	5,101	4,968
Rent reserves, net	952	714	3,163
Straight-line rent, net	(29,392)	(27,254)	(32,592)
Stock-based compensation	13,609	14,036	13,791
Unconsolidated JV non-cash items [6]	(1,420)	(923)	(1,034)
Normalized FFO adjusted for non-cash items	**$ 563,935**	**$ 569,937**	**$ 592,353**
2nd generation tenant improvements	(47,438)	(69,445)	(66,081)
Leasing commissions paid	(31,664)	(47,450)	(36,391)
Building capital	(36,531)	(33,934)	(49,343)
FAD	**$ 448,302**	**$ 419,108**	**$ 440,538**
FFO weighted average common shares outstanding - diluted [7]	354,454	369,767	383,381

1 Potential common shares are not included in diluted earnings per share when a loss exists as the effect would be antidilutive.

2 For the year ended December 31, 2025, includes loss on debt extinguishment, loss on derivatives, and legal fees related to the Unsecured Credit Facility, which replaced the Company's prior credit facility.

3 For the year ended December 31, 2025, includes $1.6 million credit loss reserves on two mortgage note receivables and a $1.9 million loss on other assets included in "Impairment of real estate properties and credit loss reserves" on the Statement of Operations. For the year ended December 31, 2024, includes $59.6 million in credit loss reserves, net of recoveries on four notes receivable included in "Impairment of real estate properties and credit loss reserves" on the Statement of Operations, $5.1 million gain on sale of other assets included in "Gains on sales of real estate and other assets" on the Statement of Operations, $4.1 million loss on other asset included in "Impairment of real estate properties and credit loss reserves" on the Statement of Operations, and a $1.1 million straight line rent reversal included in "Rental income" on the Statement of Operations. For the year ended December 31, 2023, includes a $5.2 million credit allowance for a mezzanine loan included in "Impairment of real estate properties and credit loss reserves" on the Statement of Operations and $3.4 million reserve included in "Rental Income" on the Statement of Operations for previously deferred rent and straight line rent for three skilled nursing facilities.

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4 Includes the Company's proportionate share of normalizing items related to unconsolidated joint ventures such as lease intangibles and transaction costs. 5 Includes the amortization of deferred financing costs, discounts and premiums, and non-cash financing receivable amortization. 6 Includes the Company's proportionate share of straight-line rent, net related to unconsolidated joint ventures. 7 The Company utilizes the treasury stock method which includes the dilutive effect of nonvested share-based awards outstanding of 426,098, 556,201 and 397,168 for the years ended December 31, 2025, 2024, and 2023, respectively. Cash Net Operating Income ("NOI") and Same Store Cash NOI Cash NOI and Same Store Cash NOI are key performance indicators. Management considers these to be supplemental measures that allow investors, analysts and Company management to measure unlevered property- level operating results. The Company defines Cash NOI as rental income, interest from financing receivables less property operating expenses. Cash NOI excludes non-cash items such as above and below market lease intangibles, straight-line rent, lease inducements, financing receivable amortization, tenant improvement amortization and leasing commission amortization. The Company also excludes cash lease termination fees. Cash NOI is historical and not necessarily indicative of future results. Same Store Cash NOI compares Cash NOI for stabilized properties. Stabilized properties are properties that have been included in operations for the duration of the year-over-year comparison period presented. Accordingly, stabilized properties exclude properties that were recently acquired or disposed of, properties classified as held for sale or intended for sale, properties undergoing redevelopment, and newly-redeveloped or developed properties. The Company utilizes the redevelopment classification for properties where management has approved a change in strategic direction for such properties through the application of additional resources including an amount of capital expenditures significantly above routine maintenance and capital improvement expenditures. Any recently acquired property will be included in the same store pool once the Company has owned the property for eight full quarters. Newly-developed or redeveloped properties will be included in the same store pool eight full quarters after substantial completion. The following table reflects the Company's Same Store Cash NOI for the years ended December 31, 2025 and 2024. NUMBER OF PROPERTIES GROSS INVESTMENT at December 31, 2025 SAME STORE CASH NOI for the year ended December 31 Dollars in thousands 2025 2024 Same store properties 473 $ 9,172,301 $ 601,925 $ 573,072 Joint venture same store properties 28 $ 313,552 $ 16,622 $ 17,117 42

The following tables reconcile net loss to Same Store NOI and the same store property metrics to the total owned real estate portfolio for the years ended December 31, 2025 and 2024:

Reconciliation of Same Store Cash NOI

	YEAR ENDED DECEMBER 31,	
Dollars in thousands	2025	2024
Net loss	$ (249,485)	$ (663,904)
Other expense	342,392	697,381
General and administrative expense	72,569	83,121
Depreciation and amortization expense	563,966	675,152
Other expenses [1]	32,210	23,446
Straight-line rent, net	(23,752)	(26,115)
Joint venture properties	33,503	24,219
Other revenue [2]	(39,792)	(31,967)
Cash NOI	**731,611**	**781,333**
Cash NOI not included in same store	(113,064)	(191,144)
Same store cash NOI	618,547	590,189
Same store joint venture properties	(16,622)	(17,117)
Same store cash NOI (excluding JVs)	**$ 601,925**	**$ 573,072**

1. Includes transaction costs, rent reserves, above and below market ground lease intangible amortization, leasing commission amortization, non-cash adjustments for financing receivables, and ground lease straight-line rent.
2. Includes management fee income, interest, above and below market lease intangible amortization, lease inducement amortization, lease termination fees, deferred financing cost amortization and principal related to investment in financing receivable, and tenant improvement overage amortization.

Reconciliation of Same Store Properties

	AS OF DECEMBER 31, 2025			
Dollars and square feet in thousands	PROPERTY COUNT	GROSS INVESTMENT [1]	SQUARE FEET	OCCUPANCY
Same store properties	473	$ 9,172,301	26,303	92.2 %
Joint venture same store properties	28	313,552	1,532	90.1 %
Wholly owned and joint venture acquisitions	30	183,779	2,193	95.3 %
Wholly owned and joint venture re/development completions	4	139,279	332	60.8 %
Wholly owned and joint venture re/developments	27	796,431	2,371	70.0 %
Total	**562**	**$ 10,605,342**	**32,731**	**90.4 %**
Joint venture properties	63	608,367	4,113	89.7 %
Total wholly-owned real estate properties	**499**	**$ 9,996,975**	**28,618**	**90.5 %**

1 Excludes assets held for sale, construction in progress, land held for development, corporate property and financing lease right-of-use assets unrelated to an imputed lease arrangement as a result of a sale leaseback transaction.

Application of Critical Accounting Policies to Accounting Estimates

The Company's Consolidated Financial Statements are prepared in accordance with GAAP and the rules and regulations of the SEC. In preparing the Consolidated Financial Statements, management is required to exercise judgment and make assumptions that impact the carrying amount of assets and liabilities and the reported amounts of revenues and expenses reflected in the Consolidated Financial Statements.

Management routinely evaluates the estimates and assumptions used in the preparation of its Consolidated Financial Statements. These regular evaluations consider historical experience and other reasonable factors and use the seasoned judgment of management personnel. Management has reviewed the Company's critical accounting policies with the Audit Committee of the Board of Directors.

Management believes the following paragraphs in this section describe the application of critical accounting policies and estimates by management to arrive at the critical accounting estimates reflected in the Consolidated Financial Statements. The Company's accounting policies are more fully discussed in Note 1 to the Consolidated Financial Statements.

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Principles of Consolidation The Company’s Consolidated Financial Statements include the accounts of the Company, its wholly owned subsidiaries, joint ventures, and partnerships where the Company controls the operating activities. All material intercompany accounts and transactions have been eliminated. Capitalization of Costs GAAP generally allows for the capitalization of various types of costs. The rules and regulations on capitalizing costs and the subsequent depreciation or amortization of those costs versus expensing them in the period incurred vary depending on the type of costs and the reason for capitalizing the costs. Direct costs of development and redevelopment projects generally include construction costs, professional services such as architectural and legal costs, travel expenses, and land acquisition costs as well as other types of fees and expenses. These costs are capitalized as part of the basis of an asset to which such costs relate. Indirect costs include capitalized interest and overhead costs. Indirect costs are capitalized during construction and on the unoccupied space in a property for up to one year after the space is ready for its intended use. Capitalized interest is calculated using the weighted average interest rate of the Company's unsecured debt or the interest rate on project specific debt, if applicable. The Company’s overhead costs are based on overhead load factors that are charged to a project based on direct time incurred. The Company computes the overhead load factors annually for its employees who are involved in the projects. The overhead load factors are computed to absorb that portion of indirect employee costs (payroll and benefits, training, and similar costs) that are attributable to the productive time the employee incurs working directly on projects. The employees who work on these projects maintain and report their hours, by project. Employee costs that are administrative, such as vacation time, sick time, or general and administrative time, are expensed in the period incurred. Acquisition-related costs include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and certain general and administrative costs. Acquisition-related costs are expensed in the period incurred for acquisitions accounted for as a business combination under Accounting Standards Codification Topic 805, Business Combinations. These costs associated with asset acquisitions are capitalized in accordance with GAAP. Management’s judgment is also exercised in determining whether costs that have been previously capitalized to a project should be reserved for or written off if or when the project is abandoned or circumstances otherwise change that would call the project’s viability into question. The Company follows a standard and consistently applied policy of classifying pursuit activity as well as reserving for these types of costs based on their classification. The Company classifies its pursuit projects into two categories relating to development. The first category includes pursuits of developments that have a remote chance of producing new business. Costs for these projects are expensed in the period incurred. The second category includes those pursuits of developments that are either probable or highly probable to result in a project or contract. Since the Company believes it is probable that these pursuits will result in a project or contract, it capitalizes these costs in full and records no reserve. Each quarter, all capitalized pursuit costs are again reviewed for viability or a change in classification, and a management decision is made as to whether any additional reserve is deemed necessary. If necessary and considered appropriate, management would record an additional reserve at that time. Capitalized pursuit costs, net of the reserve, are carried in other assets in the Company’s Consolidated Balance Sheets, and any reserve recorded is charged to acquisition and pursuit costs on the Consolidated Statements of Operations. All pursuit costs will ultimately be written off to expense or capitalized as part of the constructed real estate asset. As of December 31, 2025 and 2024, the Company's Consolidated Balance Sheets include capitalized pursuit costs relating to potential developments totaling $5.0 million and $4.9 million, respectively. The Company expensed costs related to the pursuit of acquisitions and dispositions totaling $1.0 million, $1.7 million and $0.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, the Company expensed costs related to the pursuit of developments totaling $1.0 million, $1.1 million, and $0.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. 44

Valuation of Long-Lived Assets Held and Used, Unconsolidated Joint Ventures, Intangible Assets and Goodwill Long-Lived Assets Held and Used The Company assesses the potential for impairment of identifiable intangible assets and long-lived assets, primarily real estate properties, whenever events occur or a change in circumstances indicates that the carrying value might not be recoverable. Important factors that could cause management to review for impairment include significant underperformance of an asset relative to historical or expected operating results; significant changes in the Company's use of assets or the strategy for its overall business; plans to sell an asset before its useful life has ended; the expiration of a significant portion of leases in a property; or significant negative economic trends or negative industry trends for the Company or its operators. In addition, the Company reviews for possible impairment of those assets subject to purchase options and those impacted by casualties, such as tornadoes and hurricanes. In addition, at least annually, the Company assesses whether there were indicators, including property operating performance, changes in anticipated holding period and general market conditions, that the value of the Company’s investments, including unconsolidated joint ventures, may have been impaired. The investment’s value would have been impaired only if management’s estimate of the fair value of the Company’s investment was less than its carrying value. To the extent impairment had occurred, a loss would have been recognized for the excess of its carrying amount over its fair value. The Company may, from time to time, be approached by a third party with an interest in purchasing one or more of the Company's operating real estate properties that were otherwise not for sale. Alternatively, the Company may explore disposing of an operating real estate property but without specific intent to sell the property and without the property meeting the criteria to be classified as held for sale (see discussion below). In such cases, the Company and a potential buyer typically negotiate a letter of intent followed by a purchase and sale agreement that includes a due diligence timeline for completion of customary due diligence procedures. Anytime throughout this period the transaction could be terminated by the parties. The Company views the execution of a purchase and sale agreement as a circumstance that warrants an impairment assessment and must include its best estimates of the impact of a potential sale in the recoverability test discussed in more detail below. A property value is considered impaired only if management's estimate of current and projected (undiscounted and unleveraged) operating cash flows of the property is less than the net carrying value of the property. These estimates of future cash flows include only those that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the property based on its estimated remaining useful life. These estimates, including the useful life determination which can be affected by any potential sale of the property, are based on management's assumptions about its use of the property. Therefore, significant judgment is involved in estimating the current and projected cash flows. When the Company executes a purchase and sale agreement for a held and used property, the Company performs the cash flow estimation described above. This assessment gives consideration to all available information, including an assessment of the likelihood the potential transaction will be consummated under the terms and conditions set forth in the purchase and sale agreement. Management will re-evaluate the recoverability of the property if and when significant changes occur as the transaction proceeds toward closing. Normally sale transactions will close within 15 to 30 days after the due diligence period expires. Upon expiration of the due diligence period, management will again re-evaluate the recoverability of the property, updating its assessment based on the status of the potential sale. Whenever management determines that the carrying value of an asset that has been tested may not be recoverable, then an impairment charge would be recognized to the extent the current carrying value exceeds the current fair value of the asset. Significant judgment is also involved in making a determination of the estimated fair value of the asset. The Company also performs an annual goodwill impairment review. The Company's reviews are typically performed as of December 31 of each year. In 2025, a review was not necessary as the Company's goodwill asset had a zero balance. During the first quarter of 2024, the Company experienced a sustained decline in the price per share of its common stock, which was identified as an indicator of goodwill impairment. As a result, a goodwill evaluation was performed. As of the measurement date, the Company's current operations are carried out through a single reporting unit that had a carrying value of approximately $12.0 billion. The Company determined that the carrying value 45 exceeded estimated fair value and therefore an impairment of goodwill was recorded. The Company recorded a $250.5 million full impairment of its goodwill, which is recorded as a non-cash charge in “Impairment of goodwill” in the Consolidated Statement of Operations for the year ended December 31, 2024. Long-Lived Assets to be Disposed of by Planned Sale From time-to-time management affirmatively decides to sell certain real estate properties under a plan of sale. The Company reclassifies the property or disposal group as held for sale when all the following criteria for a qualifying plan of sale are met: • Management, having the authority to approve the action, commits to a plan to sell the property or disposal group; • The property or disposal group is available for immediate sale (i.e., a seller currently has the intent and ability to transfer the property or disposal group to a buyer) in its present condition, subject only to conditions that are usual and customary for sales of such properties or disposal groups; • An active program to locate a buyer and other actions required to complete the plan to sell have been initiated; • The sale of the property or disposal group is probable (i.e., likely to occur) and the transfer is expected to qualify for recognition as a completed sale within one year, with certain exceptions; • The property or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and • Actions necessary to complete the plan indicate that it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. A property or disposal group classified as held for sale is initially measured at the lower of its carrying amount or fair value less estimated costs to sell. An impairment charge is recognized for any initial adjustment of the property's or disposal group's carrying amount to its fair value less estimated costs to sell in the period the held for sale criteria are met. The fair value less estimated costs to sell the property (disposal group) should be assessed each reporting period it remains classified as held for sale. Depreciation ceases as long as a property is classified as held for sale. If circumstances arise that were previously considered unlikely and a subsequent decision not to sell a property classified as held for sale were to occur, the property is reclassified as held and used. The property is measured at the time of reclassification at the lower of its (a) carrying amount before it was classified as held for sale, adjusted for any depreciation expense or impairment losses that would have been recognized had the property been continuously classified as held and used or (b) fair value at the date of the subsequent decision not to sell. The effect of any required adjustment is reflected in income from continuing operations at the date of the decision not to sell. The Company recorded impairment charges totaling $361.1 million and $249.9 million, respectively, for the years ended December 31, 2025 and December 31, 2024, related to real estate properties sold and properties with changes in the expected holding periods. Valuation of Asset Acquisitions As described in more detail in Note 1 to the Consolidated Financial Statements, when the Company acquires real estate properties with in-place leases, the cost of the acquisition must be allocated between the acquired tangible real estate assets “as if vacant” and any acquired intangible assets. Such intangible assets could include above- (or below-) market in-place leases and at-market in-place leases, which could include the opportunity costs associated with absorption period rentals, direct costs associated with obtaining new leases such as tenant improvements, leasing commissions and customer relationship assets. With regard to the elements of estimating the “as if vacant” values of the property and the intangible assets, including the absorption period, occupancy increases during the absorption period, tenant improvement amounts, and leasing commission percentages, the Company uses the same absorption period and occupancy assumptions for similar property types. Any remaining excess purchase price is then allocated to the tangible and intangible assets based on their relative fair values. The identifiable tangible and intangible assets are then subject to depreciation and amortization. 46

Depreciation of Real Estate Assets and Amortization of Related Intangible Assets As of December 31, 2025, the Company had gross investments of approximately $9.1 billion in depreciable real estate assets and related intangible assets. When real estate assets and related intangible assets are acquired or placed in service, they must be depreciated or amortized. Management’s judgment involves determining which depreciation method to use, estimating the economic life of the building and improvement components of real estate assets, and estimating the value of intangible assets acquired when real estate assets are purchased that have in-place leases. With respect to the building components, there are several depreciation methods available under GAAP. Some methods record relatively more depreciation expense on an asset in the early years of the asset’s economic life, and relatively less depreciation expense on the asset in the later years of its economic life. The straight-line method of depreciating real estate assets is the method the Company follows because, in the opinion of management, it is the method that most accurately and consistently allocates the cost of the asset over its estimated life. The Company assigns a useful life to its owned properties based on many factors, including the age and condition of the property when acquired. Revenue Recognition The Company's primary source of revenue is rental income derived from non-cancelable leases. When a lease is executed, the terms and conditions of the lease are assessed to determine the appropriate accounting classification. As of December 31, 2025, with the exception of one finance lease, all of the Company's leases, where the Company is the lessor, are classified as operating leases. Operating leases are recognized on the straight-line basis over the term of the related lease, including periods where a tenant is provided a rent concession. Operating expense recoveries, which include reimbursements for building specific operating expenses, are recognized as revenue in the period in which the related expenses are incurred. The Company generally expects that collectability is probable at lease commencement. If the assessment of collectability changes after the lease commencement date and Rental income is not considered probable, Rental income is recognized on a cash basis and all previously recognized uncollectible Rental income is reversed in the period in which it is determined not to be probable of collection. In addition to the lease-specific collectability assessment performed under Topic 842, the Company may also apply a general reserve ("provision for bad debt"), as a reduction to Rental income, for its portfolio of operating lease receivables. The Company also recognizes certain revenue based on the guidance in Topic 606 and is based on the five-step model to account for revenue arising from contracts with customers. The Company's primary source of revenue associated with Topic 606 relates to parking revenue and management fee income. Derivative Instruments Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the derivative instrument with the recognition of the changes in the fair-value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transaction in a cash flow hedge. The accounting for a derivative requires that the Company make judgments in determining the nature of the derivatives and their effectiveness, including ones regarding the likelihood that a forecasted transaction will take place. These judgments could materially affect our consolidated financial statements. The Company may enter into a derivative instrument to manage interest rate risk from time to time. When a derivative instrument is initiated, the Company will assess its intended use of the derivative instrument and may elect a hedging relationship and apply hedge accounting. As required by the accounting literature, the Company will formally document the hedging relationship for all derivative instruments prior to or contemporaneous with entering into the derivative instrument. 47

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk in the form of changing interest rates on its debt. Management uses regular monitoring of market conditions and analysis techniques to manage this risk.

As of December 31, 2025, $3.3 billion of the Company's $3.9 billion carrying value of debt bore interest at fixed rates, excluding the interest rate swaps.

The following table provides information regarding the sensitivity of certain of the Company's financial instruments, as described above, to market conditions and changes resulting from changes in interest rates. For purposes of this analysis, sensitivity is demonstrated based on hypothetical 10% changes in the underlying market interest rates.

			IMPACT ON EARNINGS AND CASH FLOW	
Dollars in thousands	OUTSTANDING PRINCIPAL BALANCE as of Dec. 31, 2025	CALCULATED ANNUAL INTEREST	ASSUMING 10% INCREASE in market interest rates	ASSUMING 10% DECREASE in market interest rates
Variable Rate Debt				
Unsecured Credit Facility	$ 120,000	$ 4,524	$ (452)	$ 452
Unsecured Term Loan due 2027	200,000	7,745	(775)	775
Unsecured Term Loan due 2028	300,000	11,618	(1,162)	1,162
	$ 620,000	**$ 23,887**	**$ (2,389)**	**$ 2,389**

The Company has outstanding interest rate swaps to help mitigate its risk related to variable rate debt. As of December 31, 2025, the Company had $500.0 million of interest rate swaps at a weighted average rate of 3.65%. See Note 10 to the Consolidated Financial Statements for more information regarding the Company's interest rate swaps.

		FAIR VALUE			
Dollars in thousands	CARRYING VALUE as of Dec. 31, 2025 [1]	DEC. 31, 2025 [1]	ASSUMING 10% INCREASE in market interest rates	ASSUMING 10% DECREASE in market interest rates	DEC. 31, 2024
Fixed Rate Debt					
Senior Notes due 2025	$ —	$ —	$ —	$ —	$ 250,605
Senior Notes due 2026	595,026	606,164	605,811	606,493	595,052
Senior Notes due 2027	492,693	506,079	505,358	506,790	494,909
Senior Notes due 2028	298,653	300,739	300,160	301,308	290,349
Senior Notes due 2030	597,188	624,006	621,642	626,339	590,648
Senior Notes due 2030	297,610	274,335	273,254	275,389	258,718
Senior Notes due 2031	296,866	261,216	259,950	262,451	244,270
Senior Notes due 2031	685,873	707,455	704,018	710,818	659,624
Mortgage Notes Payable	28,824	28,766	28,751	28,782	44,251
Total Fixed Rate Debt	**$ 3,292,733**	**$ 3,308,760**	**$ 3,298,944**	**$ 3,318,370**	**$ 3,428,426**

1 Balances are presented net of discounts and debt issuance costs and including premiums. The fair value presented is based on Level 2 inputs defined as model-derived valuations in which significant inputs and significant value drivers are observable in active markets.

48

Item 8. Financial Statements and Supplementary Data Report of Independent Registered Public Accounting Firm Stockholders and Board of Directors Healthcare Realty Trust Incorporated Nashville, Tennessee Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Healthcare Realty Trust Incorporated (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity and redeemable non-controlling interests, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated February 13, 2026, expressed an unqualified opinion thereon. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Real Estate Impairments - Fair Value Measurements The Company recorded total real estate investments, net, of approximately $7.9 billion as of December 31, 2025. As described in Notes 1 and 6 to the consolidated financial statements, the Company assesses the potential for impairment of long-lived assets, including real estate properties, whenever events occur, or a change in circumstances indicates that the carrying value might not be fully recoverable. A real estate property is considered no longer recoverable when undiscounted cash flows expected to be generated by the property are less than its carrying value. When management determines that the carrying value of a real estate property may not be fully recoverable, management measures and records an impairment charge based on the estimated fair value of the property or the estimated fair value less costs to sell the property using certain assumptions that may include, among others, revenue growth rates, discount rates, and terminal capitalization rates. For the year ended December 31, 49

2025, the Company recorded impairment charges totaling $361.1 million related to completed or planned dispositions, changes in holding periods, or other events or changes in circumstances. We identified the fair value measurement of certain impaired real estate properties as a critical audit matter. Judgments are required to be made by management when measuring the fair value of these real estate properties, including the assumptions of the revenue growth rates, discount rates, and terminal capitalization rates used in the discounted cash flow model. Auditing these elements involved especially challenging auditor judgment due to the nature and extent of audit effort required to address this matter, including the extent of specialized skills or knowledge needed. The primary procedures we performed to address the critical audit matter included utilizing valuation professionals with specialized skill or knowledge, who assisted in: • Assessing the reasonableness of revenue growth rates for certain real estate properties by comparing to independent market data. • Assessing the reasonableness of discount rates and terminal capitalization rates for certain real estate properties by comparing to comparable market transaction details. /s/ BDO USA, P.C. We have served as the Company's auditor since 2005. Nashville, Tennessee February 13, 2026 50

Healthcare Realty Trust Incorporated Consolidated Balance Sheets Amounts in thousands, except per share data ASSETS   DECEMBER 31, 2025 2024 Real estate properties Land $ 1,060,254 $ 1,143,468 Buildings and improvements 8,514,165 9,707,066 Lease intangibles 455,254 664,867 Personal property 7,056 9,909 Investment in financing receivables, net 123,249 123,671 Financing lease right-of-use assets 75,083 77,343 Construction in progress — 31,978 Land held for development 57,535 52,408 Total real estate investments 10,292,596 11,810,710 Less accumulated depreciation (2,397,795) (2,483,656) Total real estate investments, net 7,894,801 9,327,054 Cash and cash equivalents 26,172 68,916 Assets held for sale, net 143,580 12,897 Operating lease right-of-use assets 204,906 261,438 Investments in unconsolidated joint ventures 453,607 473,122 Other assets, net 487,795 507,496 Total assets $ 9,210,861 $ 10,650,923 LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS, AND STOCKHOLDERS' EQUITY DECEMBER 31, 2025 2024 Liabilities Notes and bonds payable $ 3,911,423 $ 4,662,771 Accounts payable and accrued liabilities 211,071 222,510 Liabilities of properties held for sale 15,160 1,283 Operating lease liabilities 162,922 224,499 Financing lease liabilities 73,130 72,346 Other liabilities 160,530 161,640 Total liabilities 4,534,236 5,345,049 Commitments and contingencies (See Footnote 14) Redeemable non-controlling interests 3,252 4,778 Stockholders' equity Preferred stock, $0.01 par value; 200,000 shares authorized; none issued and outstanding — — Common stock, $0.01 par value; 1,000,000 shares authorized; 351,603 and 350,532 shares issued and outstanding at December 31, 2025 and 2024, respectively. 3,516 3,505 Additional paid-in capital 9,137,257 9,118,229 Accumulated other comprehensive loss (5,174) (1,168) Cumulative net income attributable to common stockholders 128,238 374,309 Cumulative dividends (4,646,944) (4,260,014) Total stockholders’ equity 4,616,893 5,234,861 Non-controlling interest 56,480 66,235 Total equity 4,673,373 5,301,096 Total liabilities, redeemable non-controlling interests, and stockholders' equity $ 9,210,861 $ 10,650,923 See accompanying notes. 51

Healthcare Realty Trust Incorporated Consolidated Statements of Operations Amounts in thousands, except per share data   YEAR ENDED DECEMBER 31, 2025 2024 2023 Revenues Rental income $ 1,138,056 $ 1,232,776 $ 1,309,184 Interest income 14,275 16,383 17,134 Other operating 28,215 19,157 17,451 1,180,546 1,268,316 1,343,769 Expenses Property operating 449,075 473,444 500,437 General and administrative 72,569 83,121 58,405 Transaction costs 2,029 3,122 2,026 Merger-related costs — — (1,952) Depreciation and amortization 563,966 675,152 730,709 1,087,639 1,234,839 1,289,625 Other income (expense) Gain on sales of real estate properties and other assets 235,389 109,753 77,546 Interest expense (208,989) (242,425) (258,584) (Loss) gain on extinguishment of debt (451) (237) 62 Impairment of real estate properties and credit loss reserves (364,598) (313,547) (154,912) Impairment of goodwill — (250,530) — Equity loss from unconsolidated joint ventures (188) (135) (1,682) Interest and other (expense) income, net (3,555) (260) 1,343 (342,392) (697,381) (336,227) Net loss (249,485) (663,904) (282,083) Net loss attributable to non-controlling interests 3,414 9,419 3,822 Net loss attributable to common stockholders $ (246,071) $ (654,485) $ (278,261) Basic earnings per common share $ (0.71) $ (1.81) $ (0.74) Diluted earnings per common share $ (0.71) $ (1.81) $ (0.74) Weighted average common shares outstanding - basic 349,798 365,553 378,928 Weighted average common shares outstanding - diluted 349,798 365,553 378,928 See accompanying notes. 52

Healthcare Realty Trust Incorporated Consolidated Statements of Comprehensive Loss Amounts in thousands   YEAR ENDED DECEMBER 31, 2025 2024 2023 Net loss $ (249,485) $ (663,904) $ (282,083) Other comprehensive loss Interest rate swaps Reclassification adjustment for losses (gains) included in net income (interest expense) 1,043 (13,137) (14,488) (Losses) gains arising during the period on interest rate swaps (2,531) 22,809 1,463 (Losses) gains on settlement of interest rate swaps arising during the period (2,571) — — (4,059) 9,672 (13,025) Comprehensive loss (253,544) (654,232) (295,108) Less: Comprehensive loss attributable to non-controlling interests 3,551 9,337 3,966 Comprehensive loss attributable to common stockholders $ (249,993) $ (644,895) $ (291,142) See accompanying notes. 53

Healthcare Realty Trust Incorporated

Consolidated Statements of Equity and Redeemable Non-Controlling Interests

Amounts in thousands, except per share data

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Cumulative Net Income	Cumulative Dividends	Total Stockholders' Equity	Non-controlling Interests	Total Equity	Redeemable Non-controlling Interests
Balance at December 31, 2022	$ 3,806	$9,587,637	$ 2,140	$1,307,055	$(3,329,562)	$7,571,076	$108,742	$7,679,818	$ 2,014
Issuance of stock, net of costs	—	130	—	—	—	130	—	130	—
Common stock redemption	(1)	(2,234)	—	—	—	(2,235)	—	(2,235)	—
Conversion of OP Units to common stock	2	2,774	—	—	—	2,776	(2,776)	—	—
Share-based compensation	3	14,285	—	—	—	14,288	—	14,288	—
Net loss	—	—	—	(278,261)	—	(278,261)	(3,822)	(282,083)	—
Reclassification adjustments for gains included in net income (interest expense)	—	—	(14,315)	—	—	(14,315)	(173)	(14,488)	—
Gain on interest rate swaps and treasury locks	—	—	1,434	—	—	1,434	29	1,463	—
Contributions from redeemable non-controlling interests	—	—	—	—	—	—	—	—	1,889
Adjustments to redemption value of redeemable non-controlling interests	—	—	—	—	—	—	—	—	(35)
Dividends to common stockholders ($1.24 per share)	—	—	—	—	(472,231)	(472,231)	(5,748)	(477,979)	—
Balance at December 31, 2023	3,810	9,602,592	(10,741)	1,028,794	(3,801,793)	6,822,662	96,252	6,918,914	3,868
Issuance of stock, net of costs	—	104	—	—	—	104	—	104	—
Common stock redemption	(5)	(8,692)	—	—	—	(8,697)	—	(8,697)	—
Conversion of OP Units to common stock	3	3,409	—	—	—	3,412	(3,412)	—	—
Share-based compensation	5	31,819	—	—	—	31,824	—	31,824	—
Common stock repurchases	(308)	(510,115)	—	—	—	(510,423)	—	(510,423)	—
Redemption of non-controlling interest	—	—	—	—	—	—	(11,930)	(11,930)	—
Net (loss) gain	—	—	—	(654,485)	—	(654,485)	(9,436)	(663,921)	17
Reclassification adjustments for gains included in net income (interest expense)	—	—	(12,954)	—	—	(12,954)	(183)	(13,137)	—
Gains arising during the period on interest rate swaps	—	—	22,527	—	—	22,527	282	22,809	—
Contributions from redeemable non-controlling interests	—	—	—	—	—	—	—	—	13
Adjustments to redemption value of redeemable non-controlling interests	—	(888)	—	—	—	(888)	—	(888)	880
Dividends to common stockholders ($1.24 per share)	—	—	—	—	(458,221)	(458,221)	(5,338)	(463,559)	—
Balance at December 31, 2024	3,505	9,118,229	(1,168)	374,309	(4,260,014)	5,234,861	66,235	5,301,096	4,778
Common stock redemption	(2)	(4,066)	—	—	—	(4,068)	—	(4,068)	—
Conversion of OP Units to common stock	2	332	—	—	—	334	(334)	—	—
Share-based compensation	11	22,376	—	—	—	22,387	—	22,387	—
Redemption of non-controlling interest	—	—	—	—	—	—	(834)	(834)	—
Net (loss) gain	—	—	—	(246,071)	—	(246,071)	(3,498)	(249,569)	84

54

Reclassification adjustments for losses included in net income (interest expense) — — 1,029 — — 1,029 14 1,043 — Losses arising during the period on interest rate swaps — — (5,035) — — (5,035) (67) (5,102) — Adjustments to redemption value of redeemable non- controlling interests — 386 — — — 386 — 386 (1,610) Dividends to common stockholders and distributions to non-controlling interest holders ($1.10 per share) — — — — (386,930) (386,930) (5,036) (391,966) — Balance at December 31, 2025 $ 3,516 $ 9,137,257 $ (5,174) $ 128,238 $ (4,646,944) $ 4,616,893 $ 56,480 $ 4,673,373 $ 3,252 See accompanying notes. 55

Healthcare Realty Trust Incorporated Consolidated Statements of Cash Flows Amounts in thousands   YEAR ENDED DECEMBER 31, OPERATING ACTIVITIES 2025 2024 2023 Net loss $ (249,485) $ (663,904) $ (282,083) Adjustments to reconcile net loss to net cash provided by operating activities: Depreciation and amortization 563,966 675,152 730,709 Other amortization 47,201 47,165 45,181 Share-based compensation 22,387 31,824 14,288 Amortization of straight-line rent receivable (lessor) (27,106) (29,996) (38,676) Amortization of straight-line rent on operating leases (lessee) 3,354 3,880 6,084 Loss on derivatives 4,301 — — Gain on sales of real estate properties and other assets (235,389) (109,753) (77,546) Loss (gain) on extinguishment of debt 451 237 (62) Impairment of real estate properties and credit loss reserves 364,598 313,547 154,912 Impairment of goodwill — 250,530 — Equity loss from unconsolidated joint ventures 188 135 1,682 Distributions from unconsolidated joint ventures 21,515 10,498 17,880 Non-cash interest from financing and real estate notes receivable (1,082) (1,833) (1,654) Changes in operating assets and liabilities: Other assets, including right-of-use-assets (31,463) (34,547) (55,946) Accounts payable and accrued liabilities (25,513) 5,199 (18,775) Other liabilities (828) 3,483 3,826 Net cash provided by operating activities 457,095 501,617 499,820 INVESTING ACTIVITIES Acquisitions of real estate (100) — (49,171) Development of real estate (12,622) (70,338) (41,058) Additional long-lived assets (330,153) (248,981) (231,026) Funding of mortgages and notes receivable (8,500) (5,505) (26,803) Investments in unconsolidated joint ventures (2,188) — (3,824) Investment in financing receivable (502) (511) (1,801) Proceeds from sales of real estate properties and additional long-lived assets 1,004,622 1,221,083 701,434 Contributions from redeemable non-controlling interests — 13 1,389 Proceeds from insurance recovery 2,000 — — Proceeds from notes receivable repayments 58,271 5,162 — Net cash provided by investing activities 710,828 900,923 349,140 FINANCING ACTIVITIES Borrowings on unsecured credit facility 1,449,000 1,289,000 694,000 Repayments on unsecured credit facility (1,329,000) (1,289,000) (1,079,000) Repayment on term loans (650,140) (350,000) — Repayments of notes and bonds payable (266,375) (25,473) (19,143) Dividends paid (386,919) (457,853) (472,242) Net proceeds from issuance of common stock — 104 130 Common stock redemptions (4,007) (8,881) (2,298) Common stock repurchases — (510,423) — Distributions to non-controlling interest holders (4,927) (5,473) (5,123) Redemption of non-controlling interest (834) (744) — Settlement of interest rate swaps (4,329) — — Debt issuance and assumption costs (13,083) (563) (529) Payments made on finance leases (53) (17) (17) Net cash used in financing activities (1,210,667) (1,359,323) (884,222) (Decrease) increase in cash and cash equivalents (42,744) 43,217 (35,262) Cash and cash equivalents cash at beginning of period 68,916 25,699 60,961 Cash and cash equivalents at end of period $ 26,172 $ 68,916 $ 25,699 See accompanying notes. 56

Healthcare Realty Trust Incorporated Consolidated Statements of Cash Flows, cont. Amounts in thousands YEAR ENDED DECEMBER 31, Supplemental Cash Flow Information 2025 2024 2023 Interest paid $ 176,550 $ 202,503 $ 216,033 Mortgage notes payable assumed in connection with acquisition of real estate, net $ — $ — $ 5,284 Invoices accrued for construction, tenant improvements and other capitalized costs $ 55,757 $ 39,969 $ 31,469 Capitalized interest $ 12,123 $ 4,295 $ 2,961 Mortgage notes receivable taken in connection with sale of real estate $ 11,800 $ 9,630 $ 51,000 Non-controlling interest in sale of real estate $ — $ 11,185 $ — Contribution of real estate properties into unconsolidated joint venture $ — $ 172,666 $ — See accompanying notes. 57

1. Summary of Significant Accounting Policies Business Overview Healthcare Realty Trust Incorporated is a real estate investment trust ("REIT") that owns, leases, manages, acquires, finances, develops and redevelops income-producing real estate properties associated primarily with the delivery of outpatient healthcare services throughout the United States of America. As of December 31, 2025, the Company had gross investments of approximately $10.3 billion in 502 consolidated real estate properties, developments, redevelopments, financing receivables, financing lease right-of-use assets, land held for development and corporate property, excluding held for sale assets. In addition, as of December 31, 2025, the Company had a weighted average ownership interest of approximately 30% in 61 real estate properties, excluding held for sale assets, held in unconsolidated joint ventures. See Note 4 below for more details regarding the Company's unconsolidated joint ventures. The Company’s consolidated real estate properties are located in 27 states and total approximately 29.0 million square feet. The Company provided leasing and property management services to 93% of its portfolio nationwide as of December 31, 2025. The Company is structured as an umbrella partnership REIT under which substantially all of its business is conducted through the operating partnership, Healthcare Realty Holdings, L.P. (the “OP”), the day-to-day management of which is exclusively controlled by the Company. As of December 31, 2025, the Company owned 98.6% of the issued and outstanding units of the OP (“OP Units”), with other investors owning the remaining 1.4% of OP Units. Any references to square footage, property count or occupancy percentage, and any amounts derived from these values in these notes to the Company's Consolidated Financial Statements, are outside the scope of our independent registered public accounting firm’s audit. Principles of Consolidation The Company’s Consolidated Financial Statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures and partnerships where the Company controls the operating activities. GAAP requires the Company to identify entities for which control is achieved through means other than voting rights and to determine which business enterprise is the primary beneficiary of variable interest entities (“VIEs”). ASC Topic 810 broadly defines a VIE as an entity in which either (i) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of such entity that most significantly impact such entity’s economic performance or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. The Company identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits of the VIE that could potentially be significant to the entity. The Company consolidates its investment in a VIE when it determines that it is the VIE’s primary beneficiary, with any minority interests reflected as non-controlling interests or redeemable non- controlling interests in the accompanying Consolidated Financial Statements. The Company may change its original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity’s equity investments at risk, the disposition of all or a portion of an interest held by the primary beneficiary, or changes in facts and circumstances that impact the power to direct activities of the VIE that most significantly impacts economic performance. The Company performs this analysis on an ongoing basis. For property holding entities not determined to be VIEs, the Company consolidates such entities in which it owns 100% of the equity or has a controlling financial interest evidenced by ownership of a majority voting interest. All intercompany balances and transactions are eliminated in consolidation. For entities in which the Company owns less than 100% of the equity interest, the Company consolidates the entity if it has the direct or indirect ability to control the entities’ activities based upon the terms of the respective entities’ ownership agreements. The OP is 98.6% owned by the Company. Holders of operating partnership units (“OP Units”) are considered to be non-controlling interest holders in the OP and their ownership interests are reflected as equity on the accompanying Consolidated Balance Sheets. Further, a portion of the earnings and losses of the OP are allocated to non-controlling NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 58 58

interest holders based on their respective ownership percentages. Upon conversion of OP Units to common stock, any difference between the fair value of the common stock issued and the carrying value of the OP Units converted to common stock is recorded as a component of equity. As of December 31, 2025, there were approximately 4.9 million, or 1.4% of OP Units issued and outstanding held by non-controlling interest holders. Additionally, the Company is the primary beneficiary of this VIE. Accordingly, the Company consolidates its interests in the OP. As of December 31, 2025 and December 31, 2024, the Company had two and three, respectively, consolidated VIEs in addition to the OP, consisting of joint venture investments in which the Company is the primary beneficiary of the VIE based on the combination of operational control and the rights to receive residual returns or the obligation to absorb losses arising from the joint ventures. Accordingly, such joint ventures have been consolidated, and the table below summarizes the balance sheets of consolidated VIEs, excluding the OP, in the aggregate as of December 31, 2025 and 2024: DECEMBER 31, (dollars in thousands) 2025 2024 Assets: Total real estate investments, net $ 103,092 $ 103,933 Cash and cash equivalents 3,599 159 Other assets, net 7,083 4,053 Total assets $ 113,774 $ 108,145 Liabilities: Notes and bonds payable $ 73,468 $ 60,170 Accounts payable and accrued liabilities 1,678 2,786 Other liabilities 651 45 Total liabilities $ 75,797 $ 63,001 As of December 31, 2025, the Company had three unconsolidated VIEs consisting of two notes receivables and one joint venture. The Company does not have the power or economic interests to direct the activities of these VIEs on a stand-alone basis, and therefore it was determined that the Company was not the primary beneficiary. As a result, the Company accounts for the two notes receivables at amortized cost and the joint venture arrangement under the equity method. See below for additional information regarding the Company's unconsolidated VIEs: (dollars in thousands) ORIGINATION DATE LOCATION SOURCE CARRYING AMOUNT MAXIMUM EXPOSURE TO LOSS 2022 Texas 1 Equity method $ 51,816 $ 51,816 2024 Texas 2 Note receivable $ 9,691 $ 16,729 2024 Texas 2 Note receivable $ 1 $ 4,500 1 Includes investments in seven properties. 2 The Company provided seller financing and entered into a mortgage loan and a mezzanine loan in connection with a property disposition. As of December 31, 2025, the Company's unconsolidated joint venture arrangements were accounted for using the equity method of accounting as the Company exercised significant influence over but did not control these entities. See Note 4 for more details regarding the Company's unconsolidated joint ventures. Use of Estimates in the Consolidated Financial Statements Preparation of the Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results may differ from those estimates and assumptions. Management makes significant estimates regarding revenue recognition, purchase price NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 59 allocations to record investments in real estate, impairments, collectability of tenant receivables, and fair value measurements, as applicable. Reclassifications Certain reclassifications have been made on the Company's Consolidated Statement of Cash Flows to conform to the current year presentation. Previously, the Company's borrowings and repayments on the Company's unsecured credit facility were presented in a net line in the financing activities on the Company's Consolidated Statement of Cash Flows. These amounts are now presented as separate lines in the financing activities on the Company's Consolidated Statement of Cash Flows. Segment Reporting The Company owns, leases, acquires, manages, finances, develops and redevelops outpatient and other healthcare- related properties. The Company is managed as one operating segment, rather than multiple operating segments, for internal reporting purposes and for internal decision-making and discloses its operating results in a single reportable segment. The Company's chief operating decision makers (“CODM”), represented by the Company's Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer, review financial information and assess the consolidated operations of the Company in order to make strategic decisions such as allocation of capital expenditures and other significant expenses. See Note 17 for additional information on segment reporting. Real Estate Properties Real estate properties are recorded at cost if acquired in a transaction that is an asset acquisition or at fair value if acquired in a transaction that is a business combination under ASC Topic 805, Business Combinations. Cost or fair value at the time of acquisition is allocated among land, buildings, tenant improvements, lease and other intangibles, and personal property as applicable. During 2025 and 2024, the Company eliminated against accumulated depreciation approximately $220.8 million and $112.3 million, respectively, of fully amortized real estate intangibles that were initially recorded as a component of certain real estate acquisitions. During 2025 and 2024, approximately $2.5 million and $3.0 million of fully depreciated tenant and capital improvements that were no longer in service were eliminated against accumulated depreciation. Depreciation expense of real estate properties for the three years ended December 31, 2025, 2024 and 2023 was $451.9 million, $507.1 million and $518.6 million, respectively. Depreciation and amortization of real estate assets in place as of December 31, 2025, is provided for on a straight-line basis over the asset’s estimated useful life: Land improvements 2.0 to 39.0 years Buildings and improvements 3.3 to 49.0 years Lease intangibles (including ground lease intangibles) 1.0 to 99.0 years Personal property 3.0 to 10.0 years The Company capitalizes direct costs, including costs such as construction costs and professional services, and indirect costs, including capitalized interest and overhead costs, associated with the development and construction of real estate assets while substantive activities are ongoing to prepare the assets for their intended use. Capitalized interest cost is calculated using the weighted average interest rate of the Company's unsecured debt or the interest rate on project specific debt, if applicable. The Company continues to capitalize interest on the unoccupied space in a property for up to one year after the space is ready for it intended use, at which time the capitalization of interest must cease. Asset Impairment The Company assesses the potential for impairment of identifiable, definite-lived, intangible assets and long-lived assets, including real estate properties, whenever events occur or a change in circumstances indicates that the carrying value might not be fully recoverable. Indicators of impairment may include significant underperformance of an asset relative to historical or expected operating results; significant changes in the Company’s use of assets or the strategy for its overall business; plans to sell an asset before its useful life has ended; the expiration of a significant portion of leases in a property; or significant negative economic trends or negative industry trends for the Company or its tenants. In addition, the Company reviews for possible impairment, those assets subject to purchase options NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 60 and those impacted by casualty losses, such as tornadoes and hurricanes. A property value is considered impaired only if management's estimate of current and projected (undiscounted and unleveraged) operating cash flows of the property is less than the net carrying value of the property. These estimates of future cash flows include only those that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the property. These estimates, including the useful life determination which can be affected by any potential sale of the property, are based on management's assumptions about its use of the property. Therefore, significant judgment is involved in estimating the current and projected cash flows. If management determines that the carrying value of the Company’s assets may not be fully recoverable based on the existence of any of the factors above, or others, management would measure and record an impairment charge based on the estimated fair value of the property or the estimated fair value less costs to sell the property. See Note 6 for additional information on impairment. Acquisitions of Real Estate Properties with In-Place Leases The Company's acquisitions of real estate properties typically do not meet the definition of a business and are accounted for as asset acquisitions. Acquisitions of real estate properties with in-place leases are accounted for at cost and allocated based on relative fair value. When a building with in-place leases is acquired, the cost of the acquisition must be allocated between the tangible real estate assets "as-if-vacant" and the intangible real estate assets related to in-place leases based on their estimated fair values. Land fair value is estimated by using an assessment of comparable transactions and other relevant data. The Company considers whether any of the in-place lease rental rates are above- or below-market. An asset (if the actual rental rate is above-market) or a liability (if the actual rental rate is below-market) is calculated and recorded in an amount equal to the present value of the future cash flows that represent the difference between the actual lease rate and the estimated market rate. If an in-place lease is identified as a below-market rental rate, the Company would also evaluate any renewal options associated with that lease to determine if the intangible should include those periods. The values related to above- or below-market in-place lease intangibles are amortized over the remaining term of the leases upon acquisition to rental income where the Company is the lessor and to property operating expense where the Company is the lessee. The Company also estimates an absorption period, which can vary by property, assuming the building is vacant and must be leased up to the actual level of occupancy when acquired. During that absorption period, the owner would incur direct costs, such as tenant improvements, and would suffer lost rental income. Likewise, the owner would have acquired a measurable asset in that, assuming the building was vacant, certain fixed costs would be avoided because the actual in-place lessees would reimburse a certain portion of fixed costs through expense reimbursements during the absorption period. These assets (above- or below-market lease, tenant improvement, leasing costs avoided, rental income lost, and expenses recovered through in-place lessee reimbursements) are estimated and recorded in amounts equal to the present value of estimated future cash flows. The actual purchase price is allocated based on the various relative asset fair values described above. The building and tenant improvement components of the purchase price are depreciated over the estimated useful life of the building or the weighted average remaining term of the in-place leases. The at-market, in-place lease intangibles are amortized to depreciation and amortization expense over the weighted average remaining term of the leases, and customer relationship assets are amortized to depreciation and amortization expense over terms applicable to each acquisition. Any goodwill recorded through a business combination would be reviewed for impairment at least annually and is not amortized. See Note 8 for more details on the Company’s intangible assets. Fair Value Measurements Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. In calculating fair value, a company must maximize the use of observable market inputs, minimize the use of unobservable market inputs and disclose in the form of an outlined hierarchy the details of such fair value measurements. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 61

A hierarchy of valuation techniques is defined to determine whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy: • Level 1 – quoted prices for identical instruments in active markets; • Level 2 – quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and • Level 3 – fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Executed purchase and sale agreements, which are binding agreements, are categorized as level one inputs. Fair Value of Derivative Financial Instruments Derivative financial instruments are recorded at fair value on the Company's Consolidated Balance Sheets as other assets or other liabilities. The valuation of derivative instruments requires the Company to make estimates and judgments that affect the fair value of the instruments. Fair values of derivatives are estimated by pricing models that consider the forward yield curves and discount rates. The fair value of the Company's forward starting interest rate swap contracts are estimated by pricing models that consider foreign trade rates and discount rates. Such amounts and the recognition of such amounts are subject to significant estimates that may change in the future. For derivatives designated in qualifying cash flow hedging relationships, the change in fair value of the effective portion of the derivatives is recognized in accumulated other comprehensive income (loss). Gains and losses are reclassified from accumulated other comprehensive income (loss) into earnings once the underlying hedged transaction is recognized in earnings. As of December 31, 2025 and 2024, the Company had $5.2 million and $1.2 million recorded in accumulated other comprehensive loss, respectively, related to forward starting interest rate swaps entered into and settled during 2015 and 2020 and a hedge of the Company's variable rate debt. See Note 10 for additional information. Cash, Cash Equivalents and Restricted Cash Cash and cash equivalents includes short-term investments with original maturities of three months or less when purchased. Restricted cash includes cash held in escrow in connection with proceeds from the sales of certain real estate properties. The Company did not have any restricted cash for the years ended December 31, 2025 or 2024. Cash and cash equivalents are held in bank accounts and overnight investments. The Company maintains its bank deposits with large financial institutions in amounts that often exceed federally-insured limits. The Company has not experienced any losses in such accounts. Intangible Assets Identifiable intangible assets of the Company are comprised of in-place lease intangible assets, customer relationship intangible assets, and debt issuance costs. In-place lease and customer relationship intangible assets are amortized on a straight-line basis over the applicable lives of the assets. Debt issuance costs are amortized over the term of the debt instrument on the effective interest method or the straight-line method when the effective interest method is not applicable. Contingent Liabilities From time to time, the Company may be subject to loss contingencies arising from legal proceedings and similar matters. Additionally, while the Company maintains comprehensive liability and property insurance with respect to each of its properties, the Company may be exposed to unforeseen losses related to uninsured or underinsured damages. The Company continually monitors any matters that may present a contingent liability, and, on a quarterly basis, management reviews the Company’s reserves and accruals in relation to each of them, adjusting provisions as necessary in view of changes in available information. Liabilities for contingencies are first recorded when a loss is determined to be both probable and can be reasonably estimated. Changes in estimates regarding the exposure to a contingent loss are reflected as adjustments to the related liability in the periods when they occur. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 62

Because of uncertainties inherent in the estimation of contingent liabilities, it is possible that the Company’s provision for contingent losses could change materially in the near term. To the extent that any significant losses, in addition to amounts recognized, are at least reasonably possible, such amounts will be disclosed in the notes to the Consolidated Financial Statements. Share-Based Compensation The Company has various employee and director share-based awards outstanding. These awards include non-vested common stock or other stock-based awards, including units in the OP, pursuant to the Company's Amended and Restated 2006 Incentive Plan, dated April 29, 2021 (the "Incentive Plan"). The Company recognizes share-based payments to employees and directors in the Consolidated Statements of Operations on a straight-line basis over the requisite service period based on the fair value of the award on the measurement date. The Company recognizes the impact of forfeitures as they occur. See Note 12 for details on the Company’s share-based awards. Accumulated Other Comprehensive (Loss) Income Certain items must be included in comprehensive (loss) income, including items such as foreign currency translation adjustments, minimum pension liability adjustments, changes in the fair value of derivative instruments and unrealized gains or losses on available-for-sale securities. As of December 31, 2025, the Company’s accumulated other comprehensive (loss) income consists of the loss for changes in the fair value of active derivatives designated as cash flow hedges and the loss on the unamortized settlement of forward starting swaps and treasury hedges. See Note 10 for more details on the Company's derivative financial instruments. Revenue from Contracts with Customers (Topic 606) The Company recognizes certain revenue under the core principle of Topic 606. This requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Lease revenue is not within the scope of Topic 606. To achieve the core principle, the Company applies the five-step model specified in the guidance. Revenue that is accounted for under Topic 606 is segregated on the Company’s Consolidated Statements of Operations in the Other operating line item. This line item includes parking income, management fee income and other miscellaneous income. Below is a detail of the amounts by category: YEAR ENDED DECEMBER 31, in thousands 2025 2024 2023 Type of Revenue Parking income $ 8,604 $ 9,329 $ 9,903 Management fee income/other 1 19,611 9,828 7,548 $ 28,215 $ 19,157 $ 17,451 1 Includes the recovery of certain expenses under the financing receivable as outlined in the management agreement. The Company’s two major types of revenue that are accounted for under Topic 606 are all accounted for as the performance obligation is satisfied. The performance obligations that are identified for each of these items are satisfied over time and the Company recognizes revenue monthly based on this principle. In most cases, the revenue is due and payable on a monthly basis. The Company had a receivable balance of $2.4 million, $1.9 million and $1.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Management fee income includes property management services provided to third parties and certain of the properties in the Company's unconsolidated joint ventures and is generally calculated, accrued and billed monthly based on a percentage of cash collections of tenant receivables for the month or a stated amount per square foot. Management fee income also includes amounts paid to the Company for its asset management services for certain of its unconsolidated joint ventures. Internal management fee income, where the Company manages its owned properties, is eliminated in consolidation. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 63

Rental Income Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. The Company's lease agreements generally include provisions for stated annual increases or increases based on a Consumer Price Index ("CPI"). Rental income from properties under multi-tenant office lease arrangements and rental income from properties with single-tenant lease arrangements are included in rental income on the Company's Consolidated Statements of Operations. For lessors, the standard requires a lessor to classify leases as either sales-type, direct-financing or operating. A lease will be treated as a sale if it is considered to transfer control of the underlying asset to the lessee. A lease will be classified as direct-financing if risks and rewards are conveyed without the transfer of control. Otherwise, the lease is treated as an operating lease. Nonlease components, such as common area maintenance, are generally accounted for under Topic 606 and separated from the lease payments. However, the Company elected the lessor practical expedient allowing the Company to not separate these components when certain conditions are met. The combined component is accounted for under Accounting Standards Codification, Topic 842. The components of rental income are as follows: YEAR ENDED DECEMBER 31, in thousands 2025 2024 2023 Property operating income $ 1,110,950 $ 1,202,780 $ 1,270,508 Straight-line rent 27,106 29,996 38,676 Rental income $ 1,138,056 $ 1,232,776 $ 1,309,184 Federal Income Taxes The Company believes it has qualified to be taxed as a REIT and intends at all times to continue to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code. The Company must distribute at least 90% per annum of its real estate investment trust taxable income to its stockholders and meet other requirements to continue to qualify as a real estate investment trust. As a REIT, the Company is generally not subject to federal income tax on net income it distributes to its stockholders, but may be subject to certain state and local taxes and fees. See Note 15 for further discussion. If the Company fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income taxes on its taxable income and will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year during which the qualification is lost unless the IRS grants it relief under certain statutory provisions. Such an event could have a material adverse effect on its business, financial condition, results of operations and net cash available for dividend distributions to its stockholders. The Company conducts substantially all of its operations through the OP. As a partnership, the OP generally is not liable for federal income taxes. The income and loss from the operations of the OP is included in the tax returns of its partners, including the Company, who are responsible for reporting their allocable share of the partnership income and loss. Accordingly, no provision for income tax has been made in the accompanying consolidated financial statements. The Company classifies interest and penalties related to uncertain tax positions, if any, in the Consolidated Financial Statements as a component of general and administrative expenses. No such amounts were recognized during the three years ended December 31, 2025. Federal tax returns for the years 2022, 2023, 2024 and 2025 are currently subject to examination by taxing authorities. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 64

State Income Taxes The Company must pay certain state income taxes and the provisions for such taxes are generally included in general and administrative expenses on the Company’s Consolidated Statements of Operations. See Note 15 for further discussion. Sales and Use Taxes The Company must pay sales and use taxes to certain state tax authorities based on rents collected from tenants in properties located in those states. The Company is generally reimbursed for these taxes by the tenant. The Company accounts for the payments to the taxing authority and subsequent reimbursement from the tenant on a net basis in rental income in the Company’s Consolidated Statements of Operations. Assets Held for Sale Long-lived assets held for sale are reported at the lower of their carrying amount or their fair value less estimated cost to sell. Further, depreciation of these assets ceases at the time the assets are classified as held for sale. Losses resulting from the sale of such properties are characterized as impairment losses in the Consolidated Statements of Operations. See Note 5 for more details on assets held for sale. Earnings per Share The Company uses the two-class method of computing net earnings per common share. Earnings per common share is calculated by considering share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents as participating securities. Undistributed earnings (excess net income over dividend payments) are allocated on a pro rata basis to common shareholders and restricted shareholders. Undistributed losses (dividends in excess of net income) do not get allocated to restricted stockholders as they do not have the contractual obligation to share in losses. The amount of undistributed losses that applies to the restricted stockholders is allocated to the common stockholders. Basic earnings per common share is calculated using weighted average shares outstanding less issued and outstanding non-vested shares of common stock. Diluted earnings per common share is calculated using weighted average shares outstanding. Additionally, net income (loss) allocated to OP units has been included in the numerator and common stock related to redeemable OP units have been included in the denominator for the purpose of computing diluted earnings per share. See Note 13 for the calculations of earnings per share. Redeemable Non-Controlling Interests The Company accounts for redeemable equity securities in accordance with Accounting Standards Update ("ASU") 2009-04 Liabilities (Topic 480): Accounting for Redeemable Equity Instruments, which requires that equity securities contingently redeemable at the option of the holder, not solely within our control, be classified outside permanent stockholders’ equity. The Company classifies redeemable equity securities as redeemable non-controlling interests in the accompanying Consolidated Balance Sheet. Accordingly, the Company records the carrying amount at the greater of the initial carrying amount (increased or decreased for the non-controlling interest’s share of net income or loss and distributions) or the redemption value. The Company measures the redemption value and records an adjustment to the carrying value of the equity securities as a component of redeemable non-controlling interest. As of December 31, 2025, the Company had redeemable non-controlling interests of $3.3 million. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont.

Investments in Leases - Financing Receivables, Net

In accordance with ASC Topic 842: Leases, for transactions in which the Company enters into a contract to acquire an asset and leases it back to the seller (i.e., a sale-leaseback transaction), control of the asset is not considered to have transferred when the seller-lessee has a purchase option. As a result, the Company does not recognize the underlying real estate asset but instead recognizes a financial asset in accordance with ASC Topic 310: Receivables. See below for additional information regarding the Company's financing receivables as of December 31, 2025 and 2024.

(dollars in thousands) ORIGINATION DATE	LOCATION	INTEREST RATE	CARRYING VALUE as of DECEMBER 31, 2025	CARRYING VALUE as of DECEMBER 31, 2024
May 2021	Poway, CA	5.62%	$ 117,260	$ 116,304
November 2021	Columbus, OH	6.48%	5,989	7,367
			$ 123,249	$ 123,671

Real Estate Notes Receivable

Real estate notes receivable consists of mezzanine and other real estate loans, which are generally collateralized by a pledge of the borrower's ownership interest in the respective real estate owner, a mortgage or deed of trust, and/or corporate guarantees. Real estate notes receivable are intended to be held-to-maturity and are recorded at amortized cost, net of unamortized loan origination costs and fees and allowance for credit losses. As of December 31, 2025, real estate notes receivable, net, which are included in Other assets, net on the Company's Consolidated Balance Sheets totaled $87.0 million.

(dollars in thousands)	ORIGINATION	MATURITY	STATED INTEREST RATE	MAXIMUM LOAN COMMITMENT	OUTSTANDING as of DECEMBER 31, 2025	INTEREST RECEIVABLE (OTHER ASSETS)	ALLOWANCE FOR CREDIT LOSSES	FAIR VALUE DISCOUNT AND FEES	CARRYING VALUE as of DECEMBER 31, 2025
Mezzanine loans									
Arizona	12/21/2023	12/20/2026	9.00 %	$ 6,000	$ 6,000	$ 38	$ —	$ —	$ 6,038
Texas	10/03/2024	10/02/2029	11.00 %	4,500	1	—	—	—	1
Wisconsin [1]	3/20/2025	3/19/2030	13.00 %	8,500	8,500	459	—	—	8,959
				19,000	14,501	497	—	—	14,998
Mortgage loans [2]									
California	3/30/2023	3/29/2026	6.50 %	45,000	45,000	189	—	—	45,189
Florida	12/28/2023	12/28/2026	9.00 %	7,700	5,256	—	—	—	5,256
Texas	10/03/2024	10/02/2029	7.50 %	16,729	9,629	62	—	—	9,691
Texas [3]	3/20/2025	3/19/2030	6.75 %	5,400	5,400	31	—	—	5,431
Texas [4]	12/30/2025	12/31/2026	6.75 %	6,400	6,400	1	—	—	6,401
				81,229	71,685	283	—	—	71,968
				$ 100,229	$ 86,186	$ 780	$ —	$ —	$ 86,966

1 Outstanding principal and interest due upon maturity.

2 Excludes a mortgage loan where the Company received $14.9 million against a $31.2 million loan balance and fully reserved the remainder of $16.8 million. The loan was guaranteed by an individual and while the Company is seeking to collect on the guaranty, there can be no assurance of any recovery.

3 In March 2025, the Company provided seller financing of $5.4 million in connection with the sale of a real estate property in Houston, TX.

4 In December 2025, the Company provided seller financing of $6.4 million in connection with the sale of a real estate property in Houston, TX.

Allowance for Credit Losses

Pursuant to ASC Topic 326, Financial Instruments - Credit Losses, the Company adopted a policy to evaluate current expected credit losses at the inception of loans qualifying for treatment under ASC Topic 326. The Company utilizes a probability of default method approach for estimating current expected credit losses and evaluates the liquidity and creditworthiness of its borrowers on a quarterly basis to determine whether any updates to the future expected losses recognized upon inception are necessary. The Company's evaluation considers industry and economic conditions, credit enhancements, liquidity, and other factors. The determination of the credit allowance is based on a quarterly evaluation of all outstanding loans, including general economic conditions and estimated collectability of loan payments. The Company evaluates the collectability of loan receivables based on a combination of credit quality

66

indicators, including, but not limited to, payment status, historical loan charge-offs, financial strength of the borrower and guarantors, and nature, extent, and value of the underlying collateral. A loan is considered to have deteriorated credit quality when, based on current information and events, it is probable that the Company will be unable to collect all amounts due as scheduled according to the contractual terms of the loan agreement. For those loans identified as having deteriorated credit quality, the amount of credit loss is determined on an individual basis. Placement on non-accrual status may be required. Consistent with this definition, all loans on non-accrual status are deemed to have deteriorated credit quality. To the extent circumstances improve and the risk of collectability is diminished, the loan may return to income accrual status. While a loan is on non-accrual status, any cash receipts are applied against the outstanding principal balance. In 2025, the Company determined the risk of credit loss on one of its mortgage notes receivable was no longer remote and recorded a credit loss reserve of $1.6 million, which was subsequently written off. As of December 31, 2025, the Company no longer has a position in connection with this loan. In 2024, the Company determined that an allowance of $46.8 million was needed on two mezzanine loans to cover the entire carrying amount for these loans. In fourth quarter of 2024, the underlying project was sold and the Company received $4.0 million as consideration for its mezzanine loan interests. Additionally, in 2024 the Company determined the risk of credit loss on one of its mortgage notes receivable was no longer remote and recorded a credit loss reserve of $16.8 million, including $0.5 million of accrued interest. The Company utilized the level 1 fair value hierarchy, which included an executed purchase and sale agreement on the underlying collateral of the mortgage loan, to determine the amount of credit loss reserve. The following table summarizes the Company's allowance for credit losses on real estate notes receivable: Dollars in thousands TWELVE MONTHS ENDED DECEMBER 31, 2025 TWELVE MONTHS ENDED DECEMBER 31, 2024 Allowance for credit losses, beginning of period $ 16,801 $ 5,196 Credit loss reserves 1,571 59,563 Recoveries — (4,000) Write-off (1,571) (43,958) Allowance for credit losses, end of period $ 16,801 $ 16,801 Interest Income Income from Lease Finance Receivables The Company recognized the related income from two financing receivables totaling $8.0 million, $8.4 million and $8.3 million, respectively, for the years ended December 31, 2025, 2024 and 2023, based on an imputed interest rate over the terms of the applicable lease. As a result, the interest recognized from the financing receivable in any particular period will not equal the cash payments from the lease agreement in that period. Acquisition costs incurred in connection with entering into the financing receivable are treated as loan origination fees. These costs are classified with the financing receivable and are included in the balance of the net investment. Amortization of these amounts will be recognized as a reduction to Interest income over the life of the lease. Income from Real Estate Notes Receivable For the years ended December 31, 2025, 2024 and 2023, the Company recognized interest income of $6.3 million, $8.0 million and $8.8 million, respectively, related to real estate notes receivable. The Company recognizes interest income on an accrual basis unless the Company has determined that collectability of contractual amounts is not reasonably assured, at which point the note is placed on non-accrual status. The Company did not have any loans on non-accrual status as of December 31, 2025. New Accounting Pronouncements On November 4, 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which will require entities to provide more detailed information in the notes to the financial statements related to certain expense captions on the face of the income statement. The ASU aims to increase transparency and provide investors with more detailed information about the nature of expenses reported on the face of the income statement. The new standard does not change the requirements for the presentation of expenses on the face of the income statement. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 67

Under this ASU, entities are required to disaggregate, in a tabular format, expense captions presented on the face of the income statement — excluding earnings or losses from equity method investments — if they include any of the following expense categories: purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation or depletion. For any remaining items within each relevant expense caption, entities must provide a qualitative description of the nature of those expenses. The new ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements and compliance with these new disclosure requirements will begin with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2027. On November 25, 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which amends certain aspects of the hedge accounting guidance in ASC 815. The update improves the application of hedge accounting in the following areas; (i) similar risk assessment for cash flow hedges, (ii) hedging interest payments on choose-your-rate debt, (iii) cash flow hedges on non-financial forecasted transactions, (iv) net written options as hedging instruments and (v) provide for additional flexibility in measuring hedge effectiveness. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted and applied prospectively. The Company is currently evaluating the impact of the adoption of this ASU may have on its consolidated financial statements. On December 8, 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, to provide clarity on the current interim reporting requirements and the applicability of ASC 270. The new guidance creates a comprehensive list of interim disclosures required under GAAP and incorporates a disclosure principal that requires disclosures at interim periods when an event or change that has a material effect on an entity has occurred since the last annual reporting period. Some examples that may require disclosure under this new principal include changes in (i) accounting principles or estimates, (ii) status of long-term contracts, (iii) capitalization, such as new borrowings or financing modifications, and (iv) reporting entity resulting from business combinations or disposals. The amendments are effective for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact of the adoption of this ASU may have on its interim consolidated financial statements. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont.

2. Property Investments

The Company invests in healthcare-related properties located throughout the United States. The Company provides management, leasing, development and redevelopment services, and capital for the construction of new facilities as well as for the acquisition of existing properties. The following table summarizes the Company's consolidated investments at December 31, 2025.

Dollars in thousands	NUMBER OF PROPERTIES	LAND	BUILDINGS AND IMPROVEMENTS	LEASE INTANGIBLES	PERSONAL PROPERTY	TOTAL	ACCUMULATED DEPRECIATION
Dallas, TX	36	$ 73,030	$ 851,579	$ 24,481	$ 541	$ 949,631	$ (225,919)
Seattle, WA	24	43,312	563,636	4,920	695	612,563	(210,965)
Houston, TX	24	57,251	514,114	35,348	357	607,070	(120,217)
Charlotte, NC	31	33,173	483,755	23,597	143	540,668	(157,273)
Phoenix, AZ	33	28,913	428,078	20,690	2	477,683	(71,204)
Denver, CO	24	45,638	395,089	23,035	616	464,378	(117,569)
Raleigh, NC	26	56,706	369,535	24,188	23	450,452	(69,561)
Atlanta, GA	23	36,940	364,406	15,739	106	417,191	(98,267)
Nashville, TN	10	21,146	314,583	7,568	748	344,045	(128,484)
Boston, MA	13	115,549	219,953	31,828	60	367,390	(70,977)
Tampa, FL	17	28,987	311,061	20,820	24	360,892	(59,354)
Indianapolis, IN	35	49,245	262,450	17,949	13	329,657	(58,192)
Los Angeles, CA	15	49,770	272,041	438	340	322,589	(139,900)
Austin, TX	11	21,601	224,897	10,472	37	257,007	(49,954)
New York, NY	13	64,542	169,128	22,505	4	256,179	(32,180)
Miami, FL	10	20,323	215,441	10,515	103	246,382	(76,732)
Washington, DC	9	5,270	235,670	3,799	68	244,807	(71,092)
San Francisco, CA	6	49,181	185,080	9,915	52	244,228	(70,269)
Orlando, FL	7	9,793	171,976	13,279	—	195,048	(33,608)
Hartford, CT	25	29,199	140,739	16,006	33	185,977	(30,162)
Other (32 markets)	107	203,774	1,790,017	118,162	191	2,112,144	(490,164)
	499	**1,043,343**	**8,483,228**	**455,254**	**4,156**	**9,985,981**	**(2,382,043)**
Investment in financing receivables, net	1	—	—		—	123,249	—
Financing lease right-of-use assets	1	—	—	—	—	75,083	—
Land held for development	—	—	—	—	—	57,535	—
Corporate property	1	16,911	30,937	—	2,900	50,748	(15,752)
Total real estate investments	**502**	**$1,060,254**	**$ 8,514,165**	**$ 455,254**	**$ 7,056**	**$ 10,292,596**	**$ (2,397,795)**

3. Leases

Lessor Accounting Under ASC 842

The Company's properties generally are leased pursuant to non-cancelable, fixed-term operating leases with expiration dates through 2052. Some leases provide tenants with fixed rent renewal terms while others have market rent renewal terms. Some leases provide the lessee, during the term of the lease, with an option or right of first refusal to purchase the leased property. The Company's single-tenant net leases generally require the lessee to pay minimum rent and all taxes (including property tax), insurance, maintenance and other operating costs associated with the leased property.

The Company's leases typically have escalators that are either based on a stated percentage or an index such as the CPI. In addition, most of the Company's leases include nonlease components, such as reimbursement of operating expenses as additional rent, or include the reimbursement of expected operating expenses as part of the lease payment. The Company adopted an accounting policy to combine lease and nonlease components. Rent escalators

69

based on indices and reimbursements of operating expenses that are not included in the lease rate are considered variable lease payments. Variable payments are recognized in the period earned. Lease income for the Company's operating leases recognized for the years ended December 31, 2025, 2024 and 2023 was $1.1 billion, $1.2 billion and $1.3 billion, respectively. Future minimum lease payments under the non-cancelable operating leases, excluding any reimbursements, as of December 31, 2025 were as follows: In thousands 2026 $ 763,752 2027 681,288 2028 579,445 2029 485,714 2030 384,798 2031 and thereafter 1,499,975 $ 4,394,972 Revenue Concentrations The Company’s real estate portfolio is leased to a diverse tenant base. The Company did not have any customers that account for 10% or more of the Company's revenues for the years ended December 31, 2025, 2024 and 2023. Purchase Option Provisions Certain of the Company’s leases include purchase option provisions. The provisions vary by agreement but generally allow the lessee to purchase the property covered by the agreement at fair market value or an amount equal to the Company’s gross investment. The Company expects that the purchase price from its purchase options will be greater than its net investment in the properties at the time of potential exercise by the lessee. The Company had gross investments of approximately $55.7 million in three real estate properties as of December 31, 2025 that were subject to purchase options that were exercisable. Lessee Accounting Under ASC 842 As of December 31, 2025, the Company was obligated, as the lessee, under operating lease agreements consisting primarily of the Company’s ground leases. Contracts evaluated and treated as leases are those that convey the right to control the use of identified assets for a period of time in exchange for consideration. ASC 842 requires the recording of these leases based on the aggregate future cash flows, discounted utilizing the implicit rate in the lease, or, if not readily determinable, based upon the lessee's incremental borrowing rate, to which the Company utilizes market inputs that are both similar to the Company's credit profile and corresponding term of the leases. As of December 31, 2025, the Company had 168 properties totaling 12.4 million square feet that were held under ground leases. Some of the ground leases include fixed rent renewal terms and others have market rent renewal terms. The ground leases typically have initial terms of 40 to 99 years with expiration dates through 2119. Any rental increases related to the Company’s ground leases are generally either stated or based on the CPI. The Company had 60 prepaid ground leases as of December 31, 2025. The amortization of the prepaid rent, included in the operating lease right-of- use asset, represented approximately $1.4 million, $1.4 million and $1.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont.

The Company's future lease payments (primarily for its 108 non-prepaid ground leases) as of December 31, 2025 were as follows:

In thousands	OPERATING	FINANCING
2026	$ 9,305	$ 2,066
2027	9,438	2,105
2028	9,557	2,137
2029	9,598	2,169
2030	9,471	2,204
2031 and thereafter	422,051	379,720
Total undiscounted lease payments	**$ 469,420**	**$ 390,401**
Discount	(306,498)	(317,271)
Lease liabilities	**$ 162,922**	**$ 73,130**

The following table provides details of the Company's total lease expense for the years ended December 31, 2025 and 2024:

	YEAR ENDED DECEMBER 31	
In thousands	2025	2024
Operating lease cost		
Operating lease expense	$ 17,640	$ 18,076
Variable lease expense	5,268	4,939
Finance lease cost		
Amortization of right-of-use assets	1,480	1,533
Interest on lease liabilities	3,695	3,727
Total lease expense	**$ 28,083**	**$ 28,275**
Other information		
Operating cash outflows related to operating leases	$ 16,238	$ 15,545
Operating cash outflows related to financing leases	$ 2,235	$ 2,107
Financing cash outflows related to financing leases	$ 53	$ 17
Right-of-use assets obtained in exchange for new operating lease liabilities	$ —	$ 3,855
Weighted-average remaining lease term (excluding renewal options) - operating leases	40.1	44.1
Weighted-average remaining lease term (excluding renewal options) - finance leases	56.9	57.8
Weighted-average discount rate - operating leases	5.6 %	5.7 %
Weighted-average discount rate - finance leases	5.0 %	5.0 %

4. Acquisitions, Dispositions and Mortgage Repayments

Acquisition Activity

The Company had no real estate acquisition activity for the years ended December 31, 2025 and 2024.

Unconsolidated Joint Ventures

As of December 31, 2025, the Company had a weighted average ownership interest of approximately 30% in 61 real estate properties, excluding held for sale assets, held in unconsolidated joint ventures. The Company recognizes distributions from unconsolidated joint ventures utilizing the nature of distribution approach and classifies the distributions based on the nature of the underlying activity that generated the distribution. The distributions from unconsolidated joint ventures for the years ended December 31, 2025 and 2024 were classified as operating activities.

71

The Company's investment in and loss recognized for the years ended December 31, 2025 and 2024 related to its unconsolidated joint ventures accounted for under the equity method are shown in the table below: DECEMBER 31, Dollars in thousands 2025 2024 Investments in unconsolidated joint ventures, beginning of period $ 473,122 $ 311,511 New investments during the period 2,188 172,244 Equity loss recognized during the period (188) (135) Owner distributions (21,515) (10,498) Investments in unconsolidated joint ventures, end of period $ 453,607 $ 473,122 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont.

2025 Real Estate Asset Dispositions

The following table details the Company's dispositions for the year ended December 31, 2025:

Dollars in thousands	DATE DISPOSED	SALE PRICE	CLOSING ADJUSTMENTS	COMPANY-FINANCED MORTGAGE NOTES	NET PROCEEDS	NET REAL ESTATE INVESTMENT	OTHER	GAIN/ (IMPAIRMENT)	SQUARE FOOTAGE
Boston, MA	2/7/2025	$ 4,500	$ (135)	$ —	$ 4,365	$ 4,325	$ 15	$ 25	30,304
Denver, CO [1]	2/14/2025	8,600	(2,144)	—	6,456	7,948	113	(1,605)	69,715
Houston, TX [2]	3/20/2025	15,000	(4,087)	(5,400)	5,513	14,343	347	(3,777)	127,933
Boston, MA	4/30/2025	486	(47)	—	439	60	2	377	—
Boston, MA	5/23/2025	3,000	(36)	—	2,964	2,631	27	306	33,176
Jacksonville, FL	6/26/2025	8,100	(11)	—	8,089	23,064	(529)	(14,446)	53,169
Yakima, WA [1]	6/26/2025	31,000	(2,256)	—	28,744	8,689	343	19,712	91,561
Houston, TX	6/27/2025	10,500	(15)	—	10,485	10,250	42	193	—
South Bend, IN	7/15/2025	43,100	(283)	—	42,817	29,481	(7)	13,343	205,573
Milwaukee, WI [1]	7/29/2025	42,000	(913)	—	41,087	40,644	270	173	147,406
Naples, FL	7/29/2025	19,250	(2,692)	—	16,558	15,586	559	413	61,359
New York, NY	7/30/2025	25,000	(1,290)	—	23,710	15,531	364	7,815	89,893
Boston, MA	8/25/2025	450	(45)	—	405	413	32	(40)	9,010
Lakeland, FL [3]	8/27/2025	7,325	(772)	—	6,553	6,899	234	(580)	31,158
Salem, OR	8/29/2025	4,000	(427)	—	3,573	3,482	159	(68)	21,026
Milwaukee, WI [1]	9/29/2025	60,000	(2,203)	—	57,797	61,485	(2,884)	(804)	220,747
Tampa, FL	9/30/2025	22,000	(778)	—	21,222	6,218	646	14,358	47,962
Dallas, TX [3]	9/30/2025	58,800	(1,885)	—	56,915	26,822	5,379	24,714	448,879
Chicago, IL	9/30/2025	18,700	(477)	—	18,223	18,417	(181)	(13)	56,531
Columbus, OH [4]	9/30/2025	33,750	(2,470)	—	31,280	27,884	410	2,986	117,060
Miami, FL	9/30/2025	62,000	(1,867)	—	60,133	45,152	2,580	12,401	152,976
New Haven, CT	10/16/2025	725	(4)	—	721	612	3	106	—
Des Moines, IA	10/29/2025	7,225	(841)	—	6,384	9,275	(2,346)	(545)	152,655
Jacksonville, FL [1]	11/17/2025	18,600	(1,065)	—	17,535	17,590	463	(518)	40,333
Richmond, VA [5]	11/18/2025	171,000	(8,772)	—	162,228	57,224	13,263	91,741	405,945
Boston, MA	12/8/2025	278	(44)	—	234	283	1	(49)	10,380
Atlanta, GA	12/19/2025	3,000	(981)	—	2,019	3,331	(1,209)	(103)	—
Multiple [6]	12/19/2025	348,900	(35,341)	—	313,559	287,121	1,413	25,025	1,522,500
Memphis, TN	12/29/2025	23,021	(79)	—	22,942	8,876	(2,070)	16,136	116,473
Phoenix, AZ	12/29/2025	22,275	(756)	—	21,519	17,367	1,217	2,935	89,980
Phoenix, AZ	12/29/2025	5,225	(335)	—	4,890	4,927	21	(58)	89,983
Houston, TX [7]	12/30/2025	12,500	(4,559)	(6,400)	1,541	7,631	4,811	(4,501)	49,319
Total Dispositions		$1,090,310	$ (77,610)	$ (11,800)	$1,000,900	$ 783,561	$23,488	$ 205,652	4,493,006

1 Includes two medical outpatient properties.

2 The Company provided seller financing of approximately $5.4 million in connection with this sale.

3 Includes four medical outpatient properties.

4 Includes three medical outpatient properties.

5 Includes six medical outpatient properties.

6 The Company sold six MOBs in El Paso, TX, four MOBs in Indianapolis, IN, two MOBs in each of Chicago, IL, Cincinnati, OH, Des Moines, IA, Fort Wayne, IN, Minneapolis, MN and Pittsburgh, PA; and one MOB in each of Detroit, MI, Las Vegas, NV and Salt Lake City, UT to a single buyer in a single transaction.

7 The Company provided seller financing of approximately $6.4 million in connection with this sale.

73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont.

2024 Real Estate Asset Dispositions

The following table details the Company's dispositions and joint venture dispositions for the year ended December 31, 2024:

Dollars in thousands	DATE DISPOSED	SALE PRICE	CLOSING COSTS & CREDITS	COMPANY-FINANCED MORTGAGE NOTES	NET CONSIDERATION	NET REAL ESTATE INVESTMENT	OTHER	GAIN/ (IMPAIR-MENT)	SQUARE FOOTAGE
Albany, NY	4/1/24	$ 725	$ (60)	$ —	$ 665	$ 765	$ (82)	$ (18)	14,800
San Angelo, TX	4/12/24	5,085	(128)	—	4,957	4,917	66	(26)	24,580
Houston, TX	5/20/24	250	(9)	—	241	713	(520)	48	37,040
Multiple [1]	5/23/24	284,348	(14,270)	—	270,078	254,176	25,836	(9,934)	556,274
Denver, CO	5/30/24	19,000	(628)	—	18,372	18,522	165	(315)	37,130
Austin, TX [1]	6/6/24	54,858	(1,575)	—	53,283	27,964	623	24,696	129,879
Minneapolis, MN	6/21/24	1,082	(144)	—	938	303	43	592	50,291
Raleigh, NC [2]	6/28/24	99,518	(2,835)	—	96,683	86,810	906	8,967	309,424
Albany, NY	8/2/24	6,300	(847)	—	5,453	5,528	486	(561)	180,000
Charlotte, NC	8/6/24	26,670	(395)	—	26,275	14,853	613	10,809	90,633
Charleston, SC	8/13/24	14,500	(589)	—	13,911	11,488	1	2,422	46,711
Multiple [1]	8/23/24	118,000	(8,615)	—	109,385	113,956	548	(5,119)	266,782
Multiple [3]	8/27/24	177,250	(7,085)	—	170,165	169,545	5,363	(4,743)	473,003
Austin, TX	9/13/24	42,281	(1,257)	—	41,024	14,561	425	26,038	76,246
Raleigh, NC	9/26/24	1,813	(27)	—	1,786	1,694	50	42	5,934
Houston, TX [4]	10/3/24	12,000	(1,001)	(9,630)	1,369	11,266	295	(563)	140,012
Greensboro, NC	10/9/24	12,514	(21)	—	12,493	10,152	296	2,045	35,373
Des Moines, IA	10/15/24	31,750	(1,320)	—	30,430	13,869	1,662	14,899	95,486
Albany, NY	10/15/24	9,500	(521)	—	8,979	7,823	1,193	(37)	80,676
Salt Lake City, UT [5]	10/24/24	30,712	(8,962)	—	21,750	26,899	(9,406)	4,257	112,192
Miami, FL	10/25/24	36,789	(706)	—	36,083	35,925	(209)	367	102,186
Miami, FL [6]	10/25/24	17,767	(718)	—	17,049	14,650	(210)	2,609	60,761
Cleveland, OH	12/10/24	1,000	(157)	—	843	1,454	57	(668)	31,152
Boise, ID [7]	12/12/24	18,350	(2,003)	—	16,347	17,562	345	(1,560)	83,078
Multiple [1]	12/18/24	310,250	(6,767)	—	303,483	321,437	6,616	(24,570)	766,622
Atlanta, GA	12/20/24	15,900	(1,318)	—	14,582	13,344	635	603	42,921
Los Angeles, CA [7]	12/20/24	64,000	(4,805)	—	59,195	47,322	1,676	10,197	162,554
Tampa, FL	12/27/24	37,500	(402)	—	37,098	41,556	(1,962)	(2,496)	95,896
Wichita Falls, TX	12/27/24	600	(130)	—	470	2,530	14	(2,074)	25,133
Total dispositions		**$1,450,312**	**$ (67,295)**	**$ (9,630)**	**$ 1,373,387**	**$ 1,291,584**	**$ 35,525**	**$ 55,907**	**4,132,769**

1 The Company contributed the following medical outpatient properties to a joint venture in which the Company retained 20% ownership: one in each of Raleigh, NC, New York, NY, Philadelphia, PA, Atlanta, GA, Austin, TX, Miami, FL, Denver, CO, Memphis, TN, Indianapolis, IN, and Honolulu, HI; two MOBs in Los Angeles; three MOBs in Houston, TX and Dallas, TX; and five in Seattle, WA. Sale price and square footage reflect the total sale price paid by the joint venture and total square footage of the property. The net proceeds to the Company related to these dispositions totaled $584.9 million.

2 The Company sold seven MOBs in Greensboro, NC and two non-clustered single-tenant MOBs in Raleigh, NC to a single buyer in a single transaction.

3 The Company contributed the following medical outpatient properties to a joint venture in which the Company retained 20% ownership: two in each of Nashville, TN and Denver, CO; one in each of Dallas, TX, San Antonio, TX and Atlanta, GA. Sale price and square footage reflect the total sale price paid by the joint venture and total square footage of the property. The net proceeds to the Company related to these dispositions totaled $148.9 million.

4 The Company provided seller financing of approximately $9.6 million in connection with this sale.

5 The Company sold an MOB that was included in a consolidated joint venture in which the Company held a 63% ownership interest. Proceeds include the Company's pro-rata share of the purchase price as well as amounts due to the Company by the joint venture.

6 Includes two properties.

7 Includes three properties.

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5. Held for Sale The Company had 18 properties and one land parcel classified as assets held for sale as of December 31, 2025. The Company had three properties classified as assets held for sale as of December 31, 2024. The table below reflects the assets and liabilities classified as held for sale as of December 31, 2025 and 2024. DECEMBER 31, Dollars in thousands 2025 2024 Balance Sheet data Land $ 21,193 $ 10,859 Building and improvements 161,365 3,410 Lease intangibles 7,822 3,286 Personal property 101 — 190,481 17,555 Accumulated depreciation (55,908) (5,275) Real estate assets held for sale, net 1 134,573 12,280 Operating lease right-of-use assets 3,641 — Other assets, net 5,366 617 Assets held for sale, net $ 143,580 $ 12,897 Accounts payable and accrued liabilities $ 4,514 $ 694 Operating lease liabilities 6,792 — Other liabilities 3,854 589 Liabilities of assets held for sale $ 15,160 $ 1,283 1 Net real estate assets held for sale include the impact of $121.7 million and $24.1 million of impairment charges for the years ended December 31, 2025 and 2024, respectively. Subsequent Dispositions On January 14, 2026, the Company disposed of a 60,039 square foot medical office building in Atlanta, Georgia for $21.9 million. This property was classified as held for sale as of December 31, 2025. 6. Impairment Charges - Long-Lived Assets An asset is impaired when undiscounted cash flows expected to be generated by the asset are less than the carrying value of the asset. The Company must assess the potential for impairment of its long-lived assets, including real estate properties, whenever events occur or there is a change in circumstances, such as the sale of a property or the decision to sell a property, which indicate that the recorded value might not be fully recoverable. The Company recorded impairment charges totaling $361.1 million related to completed or planned dispositions, changes in holding periods or changes in property use for the year ended December 31, 2025. The Company recorded impairment charges totaling $249.9 million as a result of completed and planned disposition activity for the year ended December 31, 2024. Both level 1 and level 3 fair value techniques were used to derive these impairment charges. As of December 31, 2025, 18 real estate properties totaling $134.3 million were measured at fair value using level 3 fair value hierarchy. The level 3 fair value techniques included using discounted cash flow models, brokerage estimates, letters of intent, and unexecuted purchase and sale agreements, less estimated closing costs, and are non- binding in nature. The determination of fair value using the discounted cash flow model technique requires the use of estimates and assumptions related to revenue and expense growth rates, terminal capitalization rates, discount rates, capital expenditures and working capital levels. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 75

7. Other Assets Other assets consist primarily of real estate notes receivable, straight-line rent receivables, prepaid assets, intangible assets, accounts receivable and additional long-lived assets. Items included in "Other assets, net" on the Company’s Consolidated Balance Sheets as of December 31, 2025 and 2024 are detailed in the table below: Dollars in thousands December 31, 2025 December 31, 2024 Prepaid assets $ 179,179 $ 154,957 Real estate notes receivable, net 86,966 127,624 Straight-line rent receivables 137,415 124,970 Accounts receivable, net 1 32,809 36,495 Above-market intangible assets, net 19,108 32,230 Interest rate swap assets 488 5,263 Project costs 5,131 4,903 Additional long-lived assets, net 2,776 4,197 Net investment in lease 2,227 2,168 Investment in securities 2 — 1,936 Debt issuance costs, net 11,638 1,758 Customer relationship intangible assets, net 1,313 1,011 Other 8,745 9,984 $ 487,795 $ 507,496 1 The amounts for December 31, 2025 and 2024 are net of allowance for doubtful accounts of $7.3 million and $9.5 million, respectively. 2 This amount represents the value of the Company's preferred stock investment in a data analytics platform. In 2025, a fair value measurement impairment of $1.9 million was recorded on this investment and is included in "Impairment of real estate properties and credit loss reserves" on the Statement of Operations. 8. Intangible Assets and Liabilities The Company has several types of intangible assets and liabilities included in its Consolidated Balance Sheets, including, debt issuance costs, above-, below-, and at-market lease intangibles, and customer relationship intangibles. For additional details on the Company's debt issuance costs, see Note 9 to the Consolidated Financial Statements. The Company’s intangible assets and liabilities, including assets held for sale and certain debt issuance costs, as of December 31, 2025 and 2024 consisted of the following:   GROSS BALANCE at December 31, ACCUMULATED AMORTIZATION at December 31, WEIGHTED AVG. REMAINING LIFE in years BALANCE SHEET CLASSIFICATIONDollars in millions 2025 2024 2025 2024 Credit facility debt issuance costs $ 19.4 $ 6.9 $ 7.8 $ 5.2 3.6 Other assets, net Above-market lease intangibles (lessor) 46.2 74.8 27.1 42.3 3.8 Other assets, net Customer relationship intangibles (lessor) 2.9 2.1 1.6 1.1 17.6 Other assets, net Below-market lease intangibles (lessor) (69.1) (98.3) (38.7) (53.1) 5.1 Other liabilities At-market lease intangibles 463.1 668.2 276.7 353.9 6.9 Real estate properties $ 462.5 $ 653.7 $ 274.5 $ 349.4 6.7 For the years ended December 31, 2025, 2024 and 2023, the Company recognized approximately $112.8 million, $167.7 million, and $214.8 million of intangible amortization, respectively. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont.

The following table represents expected amortization over the next five years of the Company's intangible assets and liabilities in place as of December 31, 2025:

Dollars in millions	FUTURE AMORTIZATION OF INTANGIBLES, NET
2026	$ 61.8
2027	38.9
2028	22.9
2029	13.8
2030	9.0

9. Notes and Bonds Payable

	BALANCE AS OF DECEMBER 31, [1]						
Dollars in thousands	2025	2024	MATURITY DATES [2]	CONTRACTUAL INTEREST RATES	EFFECTIVE INTEREST RATES	PRINCIPAL PAYMENTS	INTEREST PAYMENTS
$1.5B Unsecured Credit Facility [3]	$ 120,000	$ —	7/29	SOFR + 0.84%	4.61 %	At maturity	Monthly
$200M Unsecured Term Loan [4]	—	199,896	1/26	SOFR + 1.04%	4.91 %	At maturity	Monthly
$150M Unsecured Term Loan [5]	—	149,790	6/26	SOFR + 1.04%	4.91 %	At maturity	Monthly
$300M Unsecured Term Loan [6]	—	299,981	1/26	SOFR + 1.04%	4.91 %	At maturity	Monthly
$200M Unsecured Term Loan	199,635	199,641	7/27	SOFR + 0.94%	4.81 %	At maturity	Monthly
$300M Unsecured Term Loan	299,055	298,708	1/28	SOFR + 0.94%	4.81 %	At maturity	Monthly
Senior Notes due 2025 [7]	—	249,868	5/25	3.88 %	4.12 %	At maturity	Semi-annual
Senior Notes due 2026	595,026	586,824	8/26	3.50 %	4.94 %	At maturity	Semi-annual
Senior Notes due 2027	492,693	488,104	7/27	3.75 %	4.76 %	At maturity	Semi-annual
Senior Notes due 2028	298,653	298,029	1/28	3.63 %	3.85 %	At maturity	Semi-annual
Senior Notes due 2030	597,188	586,028	2/30	3.10 %	5.30 %	At maturity	Semi-annual
Senior Notes due 2030	297,610	297,190	3/30	2.40 %	2.72 %	At maturity	Semi-annual
Senior Notes due 2031	296,866	296,343	3/31	2.05 %	2.25 %	At maturity	Semi-annual
Senior Notes due 2031	685,873	667,233	3/31	2.00 %	5.13 %	At maturity	Semi-annual
Mortgage notes payable	28,824	45,136	4/26-12/26	3.60%-4.50%	3.71%-6.88%	Monthly	Monthly
	$3,911,423	$4,662,771					

1 Balance is presented net of discounts and issuance costs and inclusive of premiums, where applicable.

2 Maturity date does not include extension options.

3 As of December 31, 2025, the Company had $1.4 billion available to be drawn on the Unsecured Credit Facility.

4 In January 2025, the Company repaid $25 million of the principal balance. In July 2025, the Company repaid $23.6 million of the principal balance. In October 2025, the Company repaid the remaining principal balance of $151.4 million in full.

5 In July 2025, the Company repaid $28.5 million of the principal balance. On December 17, 2025, the Company repaid the remaining principal balance of $121.5 million in full.

6 In January 2025, the Company repaid $10 million of the principal balance. In July 2025, the Company repaid $21.3 million of the principal balance. In November 2025, the Company repaid the remaining principal balance of $268.7 million in full.

7 In May 2025, the Company repaid its Senior Notes due 2025 at maturity consisting of $250 million of principal and $4.8 million of accrued interest.

The Company's various debt agreements contain certain representations, warranties, and financial and other covenants customary in such debt agreements. Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on the Company's ability to incur indebtedness and create liens or encumbrances. As of December 31, 2025, the Company was in compliance with its financial covenant provisions under its various debt instruments.

77

Unsecured Credit Facility On July 25, 2025 and as amended on January 9, 2026, the Company entered into the Fifth Amended and Restated Revolving Credit and Term Loan Agreement (the “Unsecured Credit Facility”) with Wells Fargo Bank, National Association, as Administrative Agent; Wells Fargo Securities, LLC and JPMorgan Chase Bank, N.A. as Joint Book Runners; Wells Fargo Securities, LLC, JPMorgan Chase Bank, N.A., PNC Capital Markets LLC, U.S. Bank National Association, The Bank of Nova Scotia, and BofA Securities, Inc., as Joint Lead Arrangers; and the other lenders named therein. The New Credit Facility provides for (i) a $1.5 billion unsecured revolving credit facility (the “Revolver”) and (ii) five individual unsecured term loan tranches. At closing, $73.4 million of term loans were repaid. The OP is the borrower under the Unsecured Credit Facility (in such capacity, the “Borrower”). A summary of the principal terms of the Unsecured Credit Facility and the Unsecured Credit Facility's effect on the Company's existing revolving credit term loan facilities is as follows: • The Unsecured Credit Facility replaced the Company's prior revolving credit and term loan facility evidenced by that certain Fourth Amended and Restated Revolving Credit and Term Loan Agreement dated as of July 20, 2022 by and among the Company, the OP, Wells Fargo Bank, National Association, as Administrative Agent, and the other lenders identified therein, as amended (the “Prior Credit Facility”). All outstanding obligations due under the Prior Credit Facility were reallocated to the lenders under the Unsecured Credit Facility. • The Company’s $1.5 billion Revolver was continued with a maturity extension from October 31, 2025 to July 25, 2029, with two six-month extension options. The Revolver includes a sublimit of $120 million for letters of credit. • The previously funded $200 million term loan was continued with a maturity date of January 31, 2026 and three extension options totaling 16 months. • The previously funded $150 million term loan was continued with a maturity date of June 1, 2026, with two extension options of six months each. • The previously funded $300 million term loan was continued with a maturity date of October 31, 2025, with four extension options totaling 24 months. • The previously funded $200 million term loan was continued with a maturity date of July 20, 2027, with two extension options of 12 months each. • The previously funded $300 million term loan was continued with a maturity date of January 20, 2028, with one extension option of 12 months. Revolving loans outstanding under the Unsecured Credit Facility bear interest at a floating rate equal to the daily simple Secured Overnight Financing Rate ("SOFR"), term SOFR or base rates, as applicable, plus an applicable margin. The applicable margin is determined based on the Borrower’s credit ratings and ranges from 0.725% per annum to 1.40% per annum (currently 0.84% per annum). Term loans outstanding under the Unsecured Credit Facility bear interest at a rate equal to Term SOFR rates plus an applicable margin. The applicable margin is determined based on the Borrower’s credit ratings and ranges from 0.80% per annum to 1.60% per annum (currently 0.94% or 1.04% per annum). In addition, the Borrower pays a facility fee on the Revolver commitments at a rate per annum determined based on the Borrower’s credit ratings and ranging from 0.125% per annum to 0.30% per annum (currently 0.20% per annum). Except as set forth above, the principal terms of the Unsecured Credit Facility are substantially consistent with the terms of the Prior Credit Facility. Specifically, the Unsecured Credit Facility contains representations and warranties and affirmative and negative covenants that are customary for facilities of this size and type. These covenants include, among others: limitations on the incurrence of additional indebtedness; limitations on mergers, investments and acquisitions; limitations on dividends and redemptions of capital stock; limitations on transactions with affiliates; and requirements to comply with certain financial covenants, including a maximum consolidated leverage ratio, a maximum consolidated secured leverage ratio, a maximum consolidated unencumbered leverage ratio, a minimum fixed charge coverage ratio and a minimum unsecured coverage ratio. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 78

Subsequent Activity In February 2026, the Company entered into a commercial paper dealer agreement to issue short-term commercial paper notes up to $600.0 million, with maturities up to 364 days. The program is back-stopped by the Unsecured Credit Facility. The notes will be issued at par less a discount representing an interest factor, or if interest bearing, at par. Senior Notes The following table summarizes the Company’s aggregate Senior notes principal balance as of December 31, 2025 and 2024.   DECEMBER 31, Dollars in thousands 2025 2024 Senior notes principal balance $ 3,449,285 $ 3,699,285 Unaccreted discount (181,552) (224,759) Debt issuance costs (3,824) (4,907) Senior notes carrying amount $ 3,263,909 $ 3,469,619 Changes in Debt Structure On May 1, 2025, the Company repaid its Senior Notes due 2025 at maturity consisting of $250 million of principal and $4.8 million of accrued interest. Term Loans The following table summarizes the Company’s aggregate term loan principal balances as of December 31, 2025 and 2024.   DECEMBER 31, Dollars in thousands 2025 2024 Term loan principal balances $ 500,000 $ 1,150,000 Debt issuance costs (1,310) (1,984) Term Loans carrying amount $ 498,690 $ 1,148,016 Changes in Debt Structure During the year ended December 31, 2025, the Company repaid the $300 million Unsecured Term Loan due January 2026, the $200 million Unsecured Term Loan due January 2026, and the $150 million Unsecured Term Loan due June 2026 and recorded approximately $0.5 million of accelerated amortization expense included in the loss of extinguishment of debt. Mortgage Notes Payable The following table summarizes the Company’s aggregate mortgage notes principal balance as of December 31, 2025 and 2024.   DECEMBER 31, Dollars in thousands 2025 2024 Mortgage notes payable principal balance $ 28,904 $ 45,278 Unamortized premium — 140 Unaccreted discount (39) (134) Debt issuance costs (41) (148) Mortgage notes payable carrying amount $ 28,824 $ 45,136 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont.

The following table details the Company's mortgage notes payable, with related collateral.

Dollars in millions	ORIGINAL BALANCE	EFFECTIVE INTEREST RATE [3]	MATURITY DATE	COLLATERAL [4]	PRINCIPAL AND INTEREST PAYMENTS [5]	INVESTMENT IN COLLATERAL at December 31, 2025	BALANCE at December 31, 2025	BALANCE at December 31, 2024
Life Insurance Co. [1]	$ 16.5	3.57 %	12/25	MOB,OFC	Monthly/7-yr amort.	$ 37.2	$ —	$ 15.4
Financial Services [2]	11.5	3.71 %	4/26	MOB	Monthly/10-yr amort.	42.5	6.9	7.4
Life Insurance Co. [3]	6.0	6.88 %	4/26	MOB	Monthly/7-yr amort.	12.1	5.2	5.2
Life Insurance Co.	19.2	4.08 %	12/26	MOB	Monthly/10-yr amort.	44.9	16.7	17.1
						$ 136.7	$ 28.8	$ 45.1

1 The Company repaid this loan in full in December 2025.

2 In December 2025, the Company extended the maturity date to April 2026.

3 The contractual interest rates for the three outstanding mortgage notes ranged from 3.6% to 4.5% as of December 31, 2025.

4 MOB-Medical outpatient building; OFC-Office

5 Payable in monthly installments of principal and interest with the final payment due at maturity (unless otherwise noted).

Other Long-Term Debt Information

Future maturities of the Company's notes and bonds payable as of December 31, 2025, were as follows:

Dollars in thousands	PRINCIPAL MATURITIES	NET ACCRETION/ AMORTIZATION [1]	DEBT ISSUANCE COSTS [2]	NOTES AND BONDS PAYABLE	%
2026	$ 628,904	$ (41,837)	$ (1,719)	$ 585,348	15.0 %
2027	700,000	(36,192)	(1,608)	662,200	16.9 %
2028	600,000	(35,179)	(704)	564,117	14.4 %
2029	120,000	(37,025)	(674)	82,301	2.1 %
2030	949,500	(26,131)	(402)	922,967	23.6 %
2031 and thereafter	1,099,785	(5,227)	(68)	1,094,490	28.0 %
	$ 4,098,189	**$ (181,591)**	**$ (5,175)**	**$ 3,911,423**	**100.0 %**

1 Includes discount accretion and premium amortization related to the Company's Senior Notes and two mortgage notes payable.

2 Excludes approximately $11.6 million in debt issuance costs related to the Company's Unsecured Credit Facility included in other assets, net.

10. Derivative Financial Instruments

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. During 2025, 2024, and 2023, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income (loss) and subsequently reclassified into interest expense in

80

the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the year ended December 31, 2025, the Company reclassified $4.3 million of AOCI into "Interest and other (expense) income, net" on the Company's Consolidated Statements of Operations related to ineffective hedged transactions on eight interest rate swaps, which were previously designated as cash flow hedges of interest rate risk, due to debt repayments. The Company terminated interest rate swaps with notional values totaling $575 million, in connection with the repayment of the $300 million Unsecured Term Loan due January 2026, the $200 million Unsecured Term Loan due January 2026, and the $150 million Unsecured Term Loan due June 2026. The Company paid $4.3 million related to the termination of interest rate swaps due to debt repayments, which is included in financing activities on the Company's Consolidated Statements of Cashflows. As of December 31, 2025, the Company had interest rate derivatives that were designated as cash flow hedges of interest rate risk. The table below presents the notional value and weighted average rates of the Company's derivative financial instruments as of December 31, 2025 and 2024: NOTIONAL VALUE AS OF WEIGHTED AVERAGE RATE NOTIONAL VALUE AS OF WEIGHTED AVERAGE RATE EXPIRATION DECEMBER 31, 2025 EXPIRATION DECEMBER 31, 2024 May 2026 $ 100,000 2.15 % May 2026 $ 275,000 3.74 % June 2026 — — % June 2026 150,000 3.83 % December 2026 150,000 3.84 % December 2026 150,000 3.84 % June 2027 150,000 4.13 % June 2027 200,000 4.27 % December 2027 100,000 4.13 % December 2027 300,000 3.93% $ 500,000 3.65% $ 1,075,000 3.92 % Tabular Disclosure of Fair Values of Derivative Instruments on the Balance Sheet The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Balance Sheets as of December 31, 2025 and 2024. AS OF DECEMBER 31, 2025 AS OF DECEMBER 31, 2024 Dollars in thousands BALANCE SHEET LOCATION FAIR VALUE BALANCE SHEET LOCATION FAIR VALUE Interest rate swaps 2019 Other Assets $ 488 Other Assets $ 2,493 Interest rate swaps 2022 Other Assets — Other Assets 2,250 Interest rate swaps 2022 Other Liabilities (3,928) Other Liabilities (853) Interest rate swaps 2023 Other Assets — Other Assets 521 Interest rate swaps 2023 Other Liabilities — Other Liabilities (3,310) Total derivatives designated as hedging instruments $ (3,440) $ 1,101 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 81

Tabular Disclosure of the Effect of Fair Value and Cash Flow Hedge Accounting on Accumulated Other Comprehensive Income (Loss) The table below presents the effect of cash flow hedge accounting on Accumulated other comprehensive income (loss) ("AOCI") as of December 31, 2025 and 2024 related to the Company's outstanding interest rate swaps. AMOUNT OF GAIN/(LOSS) RECOGNIZED IN AOCI ON DERIVATIVE for the year ended December 31, AMOUNT OF (GAIN)/LOSS RECLASSIFIED FROM AOCI INTO INCOME for the year ended December 31, Dollars in thousands 2025 2024 2025 2024 Interest rate swaps 2019 $ 122 $ — Interest expense $ (2,127) $ — Interest rate swaps 2022 (2,653) 15,237 Interest expense (902) (10,317) Interest rate swaps 2023 — 7,572 Interest expense — (3,416) Settled treasury hedges — — Interest expense 427 428 Settled interest rate swaps (2,571) — Interest expense (656) 168 Settled interest rate swaps — — Other expense 4,301 — Total $ (5,102) $ 22,809 Total $ 1,043 $ (13,137) The Company estimates that an additional $2.4 million will be reclassified from AOCI as a net increase to interest expense over the next 12 months. Tabular Disclosure Offsetting Derivatives The table below presents a gross presentation, the effects of offsetting, and a net presentation of the Company's derivatives as of December 31, 2025. The net amounts of derivative liabilities can be reconciled to the tabular disclosure of fair value. The tabular disclosure of fair value provides the location that derivative liabilities are presented on the Company's Consolidated Balance Sheets. Offsetting of Derivative Assets GROSS AMOUNTS of recognized assets GROSS AMOUNTS OFFSET in the Consolidated Balance Sheets NET AMOUNTS OF ASSETS presented in the Consolidated Balance Sheets GROSS AMOUNTS NOT OFFSET in the Consolidated Balance Sheets FINANCIAL INSTRUMENTS CASH COLLATERAL NET AMOUNT Derivatives $ 488 $ — $ 488 $ (488) $ — $ — Offsetting of Derivative Liabilities GROSS AMOUNTS of recognized liabilities GROSS AMOUNTS OFFSET in the Consolidated Balance Sheets NET AMOUNTS OF LIABILITIES presented in the Consolidated Balance Sheets GROSS AMOUNTS NOT OFFSET in the Consolidated Balance Sheets FINANCIAL INSTRUMENTS CASH COLLATERAL NET AMOUNT Derivatives $ (3,928) $ — $ (3,928) $ 488 $ — $ (3,440) Credit-risk-related Contingent Features The Company has agreements with each of its derivative counterparties that contain a provision where the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness. The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations. As of December 31, 2025, the fair value of derivatives in a net liability position including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $4.0 million. As of December 31, 2025, the Company has not posted any collateral related to these agreements and was not in breach of any agreement provisions. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 82

11. Stockholders’ Equity Common Stock The Company had no preferred shares outstanding and had common shares outstanding for the years ended December 31, 2025, 2024, and 2023 as follows:    YEAR ENDED DECEMBER 31, 2025 2024 2023 Balance, beginning of year 350,532,006 380,964,433 380,589,894 Issuance of common stock — 8,623 8,627 Conversion of OP units to common stock 22,228 194,767 190,544 Shares repurchased — (30,794,250) — Non-vested share-based awards, net of withheld shares and forfeitures 1,048,904 158,433 175,368 Balance, end of year 351,603,138 350,532,006 380,964,433 At-The-Market Equity Offering Program On December 17, 2025, the Company renewed its ATM equity offering program to sell shares of the Company's common stock from time to time in at-the-market sales transactions. The Company entered into equity distribution agreements with various sales agents having an aggregate offering price of up to $1.0 billion. As of December 31, 2025, there has been no activity under the program. Dividends Declared During 2025, the Company declared and paid common stock dividends aggregating $1.10 per share ($0.31 per share for the first and second quarter and $0.24 per share for the third and fourth quarter). On February 12, 2026, the Company declared a quarterly common stock dividend in the amount of $0.24 per share payable on March 11, 2026, to stockholders of record on February 24, 2026. Common Stock Repurchases On October 28, 2025, the Company's Board of Directors authorized the repurchase of up to $500.0 million of outstanding shares of the Company's common stock, superseding the previous $300.0 million stock repurchase authorization. The stock repurchase authorization expires on October 27, 2026, and the Company may suspend or terminate repurchases at any time without prior notice. Under the Maryland General Corporation Law, outstanding shares of common stock acquired by a corporation become authorized but unissued shares, which may be re-issued. As of December 31, 2025, the Company had $500.0 million remaining under its current share repurchase authorization. Subsequent Activity In January 2026, the Company repurchased 2.9 million shares of its common stock at an average price of $17.27 per share for a total of $50.0 million resulting in $450.0 million remaining under its current share repurchase authorization. Accumulated Other Comprehensive (Loss) Income The following table represents the changes in accumulated other comprehensive (loss) income during the years ended December 31, 2025 and 2024: INTEREST RATE SWAPS as of December 31, Dollars in thousands 2025 2024 Beginning balance $ (1,168) $ (10,741) Other comprehensive income (loss) before reclassifications (5,035) 22,527 Amounts reclassified from accumulated other comprehensive (loss) income 1,029 (12,954) Net current-period other comprehensive income (loss) (4,006) 9,573 Ending balance $ (5,174) $ (1,168) The following table represents the details regarding the reclassifications from accumulated other comprehensive (loss) income during the year ended December 31, 2025 (dollars in thousands): NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 83

DETAILS ABOUT ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) COMPONENTS AMOUNT RECLASSIFIED from accumulated other comprehensive income (loss) AFFECTED LINE ITEM in the statement where net income is presented Amounts reclassified from accumulated other comprehensive income (loss) related to settled interest rate swaps $ (229) Interest Expense Amounts reclassified from accumulated other comprehensive income (loss) related to settled interest rate swaps 4,301 Interest and other (expense) income, net Amounts reclassified from accumulated other comprehensive income (loss) related to current interest rate swaps (3,029) Interest Expense $ 1,043 12. Stock and Other Incentive Plans Stock Incentive Plan The Company's Incentive Plan permits the grant of incentive awards to its employees and directors in any of the following forms: options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents, or other stock-based awards, including units in the OP. As of December 31, 2025 and 2024, the Company had share-based awards available for grant under the Incentive Plan of 3,979,387 and 6,140,496 shares, respectively. Non-vested shares issued to employees under the Incentive Plan are generally subject to fixed vesting periods varying from three to eight years beginning on the date of issue. If a recipient voluntarily terminates his or her relationship with the Company or is terminated for cause before the end of the vesting period, the shares are forfeited, at no cost to the Company. Once the shares have been issued, the recipient has the right to receive dividends and the right to vote the shares through the vesting period. Compensation expense, included in general and administrative expense, recognized during the years ended December 31, 2025, 2024 and 2023 from the amortization of the value of shares over the vesting period issued to employees and directors was $22.4 million, $31.8 million and $14.6 million, respectively. Included in these amounts for 2025 and 2024, is accelerated amortization of awards in connection with the termination without cause of certain of the Company's officers totaling $8.8 million and $17.8 million, respectively. The following table represents expected amortization of the Company's non-vested shares issued as of December 31, 2025: Dollars in millions FUTURE AMORTIZATION of non-vested shares 2026 $ 11.5 2027 9.6 2028 2.9 2029 0.6 2030 and thereafter 0.3 Total $ 24.9 Executive Incentive Plan The Compensation Committee has adopted an executive incentive plan pursuant to the Incentive Plan (the "Executive Incentive Plan") to provide specific award criteria with respect to incentive awards made under the Incentive Plan subject to the discretion of the Compensation Committee. Under the terms of the Executive Incentive Plan, the Company's named executive officers and certain other members of senior management may earn incentive awards in the form of cash, non-vested stock, restricted stock units ("RSUs"), and units in the OP ("OP Units"). For 2025, 2024 and 2023, compensation expense, included in general and administrative expense, resulting from the amortization of the Executive Incentive Plan non-vested shares and RSU grants to officers was approximately $15.1 million, $16.8 million, and $9.0 million, respectively. Included in these amounts for 2025 and 2024, is accelerated amortization of outstanding non-vested stock and RSU awards in connection with the termination without cause of certain of the Company's officers totaling $6.0 million and $8.5 million, respectively. Details of equity awards that have been issued under this plan are as follows: Restricted Stock • During the first quarter of 2025, the Company granted non-vested stock awards to its named executive officers and other members of senior management with an aggregate grant date fair value of $6.9 million, NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 84 which consisted of an aggregate of 414,611 non-vested shares of common stock with a three-year vesting period. • During the second quarter of 2025, the Company granted non-vested stock awards to its named executive officers and other members of senior management with an aggregate grant date fair value of $7.8 million, which consisted of an aggregate of 499,323 non-vested shares of common stock with vesting periods ranging from three to four years. • During the third quarter of 2025, the Company granted non-vested stock awards to members of its senior management with an aggregate grant date fair value of $0.5 million, which consisted of an aggregate of 27,946 non-vested shares of common stock with a three-year vesting period. • During the fourth quarter of 2025, the Company granted non-vested stock awards to members of its senior management with an aggregate grant date fair value of $0.5 million, which consisted of an aggregate of 24,482 non-vested shares of common stock with an approximate two-year vesting period. Restricted Stock Units • On February 11, 2025, the Company granted an aggregate of 275,735 RSUs to members of senior management, subject to a three-year performance period, with an aggregate grant date fair value of $5.4 million. • During the second quarter of 2025, the Company granted an aggregate of 16,038 RSUs to members of senior management, subject to a three-year performance period, with an aggregate grant date fair value of $0.3 million. The RSUs vest based on relative total shareholder return ("TSR") performance and were valued using independent specialists. The Company utilized a Monte Carlo simulation to calculate the weighted average grant date fair value of $19.47 for the RSU grants using the following assumptions: Volatility 28.0 % Dividend assumption Accrued Expected term 3 years Risk-free rate 4.35 % Stock price (per share) $16.17 LTIP Series C Units On February 11, 2025, the Company granted an aggregate of 166,976 LTIP-C units in the OP to its named executive officers subject to a three-year performance period with an aggregate grant date fair value of $1.6 million. The LTIP-C units in the OP vest based on relative TSR performance and were valued using independent specialists. The Company utilized a Monte Carlo simulation to calculate the weighted average grant date fair value of $9.88 for the February 2025 grant using the following assumptions: Volatility 28.0 % Dividend assumption Accrued Expected term 3 years Risk-free rate 4.35 % Stock price (per share) $16.17 The Company records amortization expense based on the Monte Carlo simulation throughout the performance period. On April 15, 2025, the Company granted 347,770 LTIP-C units in the OP to its newly appointed Chief Executive Officer subject to a three-year performance period with an aggregate grant date fair value of $3.4 million. The LTIP-C units in the OP vest based on relative TSR performance and were valued using independent specialists. The Company utilized a Monte Carlo simulation to calculate the weighted average grant date fair value of $9.83 for the April 2025 grant using the following assumptions: NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 85

Volatility 27.0 % Dividend assumption Accrued Expected term 3 years Risk-free rate 3.80 % Stock price (per share) $15.70 The Company records amortization expense based on the Monte Carlo simulation throughout the performance period. For 2025, compensation expense resulting from the amortization of LTIP-C units awarded to officers was approximately $2.6 million. The Company accelerated the amortization of outstanding LTIP-C awards in connection with the termination without cause of certain of its officers, totaling $0.8 million. Officer Incentive Program In 2025 the Company granted a performance-based award to certain non-executive officers totaling approximately $0.7 million, which was granted in the form of 45,277 non-vested shares. The shares have vesting periods of three years. For 2025, 2024 and 2023, compensation expense resulting from the amortization of these non-vested share grants awarded to officers was approximately $0.9 million, $0.5 million, and $0.6 million, respectively. Salary Deferral Plan The Company's salary deferral plan allows certain of its officers to elect to defer up to 50% of their base salary in the form of non-vested shares subject to long-term vesting. The number of shares will be increased through a Company match depending on the length of the vesting period selected by the officer. The officer's vesting period choices are: three years for a 30% match; five years for a 50% match; and eight years for a 100% match. During 2025, 2024 and 2023, the Company issued 17,338 shares, 29,902 shares and 31,792 shares, respectively, to its officers through the salary deferral plan. For 2025, 2024 and 2023, compensation expense resulting from the amortization of non-vested share grants to officers was approximately $0.5 million, $1.1 million, and $0.9 million, respectively. Non-employee Directors Incentive Plan The Company grants non-vested share-based awards to its non-employee directors under the Incentive Plan. The directors’ awards typically have a one-year vesting period and are subject to forfeiture prior to such date upon termination of the director’s service, at no cost to the Company. For 2025, 2024 and 2023, compensation expense resulting from the amortization of non-vested share-based grants to directors was approximately $1.9 million, $2.4 million, and $2.1 million, respectively. • During the second quarter of 2025, the Company granted non-vested stock awards to certain of its independent directors, with a grant date fair value of $1.1 million, which consisted of an aggregate of 72,144 non-vested shares, with a one-year vesting period. • During the second quarter of 2025, the Company also granted LTIP Series D units in the OP to certain of its independent directors, with a grant fair value of $0.5 million, which consisted of an aggregate of 34,586 non- vested units, with a one-year vesting period. Other Grants The Company also issued grants to certain members of senior management resulting in compensation expense for 2025, 2024, and 2023 totaling $1.4 million, $2.2 million, and $0.8 million respectively. In 2024, the Company granted 69,022 non-vested shares to its interim Chief Executive Officer with a grant date fair value of $1.2 million with vesting the earlier of the appointment of a permanent CEO or one-year. In 2025, the Company accelerated the amortization of $0.9 million. The Company also issued one-time non-vested share grants related to executive management transition in 2016. In 2024, the Company accelerated the amortization of these outstanding awards, including in connection with the termination without cause of its CEO and CFO, totaling $1.6 million. The following table represents the summary of non-vested share-based awards (including restricted stock, RSUs, LTIP-C units and LTIP-D units) under the Incentive Plans and related information for the years ended December 31, 2025, 2024, and 2023:  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 86

YEAR ENDED DECEMBER 31, Dollars in thousands, except per share data 2025 2024 2023 Share-based awards, beginning of year 1,799,737 2,615,562 2,090,060 Granted 1 1,942,226 1,732,484 1,164,359 Vested (959,869) (2,284,767) (403,266) Change in awards based on performance assessment 2 (21,758) (47,202) (205,668) Forfeited (194,899) (216,340) (29,923) Share-based awards, end of year 2,565,437 1,799,737 2,615,562 Weighted-average grant date fair value of Share-based awards, beginning of year $ 22.30 $ 25.56 $ 30.35 Share-based awards granted during the year $ 14.76 $ 15.49 $ 18.70 Share-based awards vested during the year $ 17.83 $ 21.43 $ 28.38 Share-based awards change in performance assessment during the year $ 29.16 $ 20.21 $ 29.05 Stock-based awards forfeited during the year $ 13.84 $ 16.87 $ 31.16 Share-based awards, end of year $ 17.89 $ 22.30 $ 25.56 Grant date fair value of shares granted during the year $ 28,661 $ 26,844 $ 22,171 1 LTIP-C units are issued at the maximum possible value of the award and are reflected as such in this table until the performance period has been satisfied and the exact number of awards are determinable. 2 The Company's RSUs that are based on operating performance metrics are evaluated on the probability of those performance metrics being achieved. During 2023, the Company determined that the operating performance goals related to the RSUs issued in 2022 are not probable of being achieved and reversed all of the outstanding amortization expense for that grant. In addition, the Company lowered the probability of achieving the operating performance goals related to the RSUs issued in 2023. The vesting periods for the non-vested shares granted during 2025 ranged from one to eight years with a weighted- average amortization period remaining as of December 31, 2025 of approximately 2.7 years. During 2025, 2024 and 2023, the Company withheld 234,496 shares, 485,209 shares and 126,085 shares, respectively, of common stock from its officers to pay estimated withholding taxes related to the vesting of shares. 401(k) Plan The Company maintains a 401(k) plan that allows eligible employees to defer salary, subject to certain limitations imposed by the Internal Revenue Code. The Company provides a matching contribution up to $2,800 per employee, subject to certain limitations. The Company’s matching contributions were approximately $1.3 million for 2025, $1.4 million for 2024 and $1.5 million for 2023. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont.

13. Earnings Per Share

The Company uses the two-class method of computing net earnings per common share. The Company's non-vested share-based awards are considered participating securities pursuant to the two-class method.

The table below sets forth the computation of basic and diluted earnings per common share for the years ended December 31, 2025, 2024, and 2023.

		YEAR ENDED DECEMBER 31,		
Dollars in thousands, except per share data		2025	2024	2023
Weighted average common shares outstanding				
Weighted average common shares outstanding		351,350,200	367,444,706	380,850,967
Non-vested shares		(1,552,450)	(1,891,650)	(1,923,096)
Weighted average common shares outstanding - basic		**349,797,750**	**365,553,056**	**378,927,871**
Weighted average common shares outstanding - basic		349,797,750	365,553,056	378,927,871
Dilutive effect of OP Units		—	—	—
Weighted average common shares outstanding - diluted		**349,797,750**	**365,553,056**	**378,927,871**
Net loss	$	(249,485) $	(663,904) $	(282,083)
Income allocated to participating securities		(2,217)	(3,122)	(2,504)
Loss attributable to non-controlling interest		3,414	9,419	3,822
Adjustment to loss attributable to non-controlling interest for legally outstanding restricted units		(193)	(2,798)	(851)
Net loss applicable to common stockholders - basic and diluted	**$**	**(248,481) $**	**(660,405) $**	**(281,616)**
Basic earnings per common share - net loss	$	(0.71) $	(1.81) $	(0.74)
Diluted earnings per common share - net loss	$	(0.71) $	(1.81) $	(0.74)

The effect of OP Units redeemable for 4,230,433 shares of common stock for the year ended December 31, 2025, was excluded from the calculation of diluted loss per common share because the effect was anti-dilutive as a result of the loss from continuing operations incurred during the year.

14. Commitments and Contingencies

Tenant Improvements

The Company may provide a tenant improvement allowance in new or renewal leases for the purpose of refurbishing or renovating tenant space. As of December 31, 2025, the Company had commitments of approximately $161.8 million that are expected to be spent on tenant improvements throughout the portfolio, excluding development properties currently under construction.

Land Held for Development

Land held for development includes parcels of land owned by the Company, upon which the Company intends to develop and own outpatient healthcare facilities. The Company's land held for development included 17 parcels as of December 31, 2025 and 15 parcels as of December 31, 2024. The Company's investments in land held for development totaled approximately $57.5 million as of December 31, 2025 and $52.4 million as of December 31, 2024. The current land held for development is located adjacent to certain of the Company's existing medical office buildings in Colorado, Connecticut, Florida, Georgia, New York, North Carolina, Tennessee, Texas, and Washington.

Security Deposits and Letters of Credit

As of December 31, 2025, the Company held approximately $36.7 million in letters of credit and security deposits for the benefit of the Company in the event the obligated tenant fails to perform under the terms of its respective lease. Generally, the Company may, at its discretion and upon notification to the tenant, draw upon these instruments if there are any defaults under the leases.

88

15. Other Data Taxable Income (unaudited) The Company has elected to be taxed as a REIT, as defined under the Internal Revenue Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income it distributes currently to its stockholders. Accordingly, no provision for federal income taxes has been made in the accompanying Consolidated Financial Statements. If the Company fails to qualify as a REIT for any taxable year, then it will be subject to federal income taxes at regular corporate rates, including any applicable alternative minimum tax, and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies as a REIT, it may be subject to certain state and local taxes on its income and property and to federal income and excise tax on its undistributed taxable income. Earnings and profits (as defined under the Internal Revenue Code), the current and accumulated amounts of which determine the taxability of distributions to stockholders, vary from net income attributable to common stockholders and taxable income because of different depreciation recovery periods, depreciation methods, and other items. On a tax basis, the Company’s gross real estate assets totaled approximately $10.0 billion, $11.1 billion and $12.6 billion as of December 31, 2025, 2024 and 2023, respectively. Characterization of Distributions (unaudited) Distributions in excess of earnings and profits generally constitute a return of capital. The table below gives the characterization of the distributions of the Company’s common stock for the years ended December 31, 2025, 2024 and 2023. For the years ended December 31, 2025, 2024 and 2023, there were no preferred shares outstanding. As such, no dividends were distributed related to preferred shares for those periods. YEAR ENDED DECEMBER 31, Dollars in per share amounts 2025 2024 2023 Tax Treatment of Dividends Ordinary income 1 $ 0.4801 $ 0.4335 $ 0.5482 Return of capital 0.2544 0.7558 0.5031 Capital gain 0.3655 0.0507 0.1887 Common stock distributions $ 1.1000 $ 1.2400 $ 1.2400 1 Reporting year ordinary income is also Code Section 199A eligible per The Tax Cut and Jobs Act of 2017 as made permanent by the OBBBA. State Income Taxes The Company must pay certain state income taxes, which are typically included in general and administrative expense on the Company’s Consolidated Statements of Operations. The State of Texas gross margins tax on gross receipts from operations is disclosed in the table below as an income tax. State income tax expense and state income tax payments for the years ended December 31, 2025, 2024 and 2023 are detailed in the table below:  YEAR ENDED DECEMBER 31, Dollars in thousands 2025 2024 2023 State income tax expense Texas gross margins tax $ 1,175 $ 1,674 $ 1,206 Other 106 126 133 Total state income tax expense $ 1,281 $ 1,800 $ 1,339 State income tax payments, net of refunds and collections $ 1,256 $ 1,787 $ 1,324 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont.

16. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value.

- **Cash, cash equivalents and restricted cash** - The carrying amount approximates fair value (level 1 inputs) due to the short-term maturity of these investments.
- **Real estate notes receivable** - Real estate notes receivable is recorded in other assets on the Company's Consolidated Balance Sheets. Fair value is estimated using cash flow analyses, based on current interest rates for similar types of arrangements using level 2 inputs in the hierarchy. However, the fair value of one note receivable at December 31, 2024, was determined utilizing the fair value of the receivable's collateral, which was determined based on an executed purchase and sale agreement of the underlying collateral, and therefore was classified as level 1 inputs in the hierarchy.
- **Borrowings under the unsecured credit facility and the Term Loans** - The carrying amount approximates fair value because the borrowings are based on variable market interest rates.
- **Senior Notes and Mortgage notes payable** - The fair value of notes and bonds payable is estimated using cash flow analyses, based on the Company's current interest rates for similar types of borrowing arrangements.
- **Interest rate swap agreements** - Interest rate swap agreements are recorded in other assets/liabilities on the Company's Consolidated Balance Sheets at fair value. Fair value is estimated by utilizing pricing models, level 2 inputs, which consider forward yield curves and discount rates. See Note 10 for additional information.

The table below details the fair value and carrying values for our other financial instruments as of December 31, 2025 and 2024.

	December 31, 2025		December 31, 2024	
Dollars in millions	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Notes and bonds payable [1,2]	$ 3,911.4	$ 3,928.8	$ 4,662.8	$ 4,578.4
Real estate notes receivable	$ 87.0	$ 86.5	$ 127.2	$ 122.4

1 Level 2 - model-derived valuations in which significant inputs and significant value drivers are observable in active markets.

2 Fair value for senior notes includes accrued interest as of December 31, 2025 and December 31, 2024.

17. Segment Reporting

The Company is a REIT that owns, leases, acquires, invests in joint ventures, manages, finances, develops and redevelops its medical outpatient properties and reports the operating results in the accompanying Consolidated Financial Statements as one reportable segment. The CODM assesses performance and allocates resources based on consolidated net income (loss) as reported on the Company's Consolidated Statements of Operations. The Company uses net income (loss) to monitor expected versus actual results to assess the segment's performance. The measure of the Company's reportable segment assets is reported on the Company's Consolidated Balance Sheets as total assets.

Pursuant to ASU 2023-07, Segment Reporting (Topic 280), public entities are required to disclose more detailed information about significant reportable segment expenses that are regularly provided to the CODM.
The table below details the significant expenses for the years ended December 31, 2025, 2024 and 2023.

	YEAR ENDED DECEMBER 31,		
Dollars in thousands	2025	2024	2023
Significant Segment Expenses:			
Property taxes	$ 114,536	$ 126,692	$ 137,634
Personnel	92,067	92,935	94,775
Utilities	91,882	97,889	101,840
Maintenance	104,264	110,962	117,969
Totals	$ **402,749**	$ **428,478**	$ **452,218**

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The following schedule reconciles net income to segment expenses. YEAR ENDED DECEMBER 31, Dollars in thousands 2025 2024 2023 Revenue $ 1,180,546 $ 1,268,316 $ 1,343,769 Property taxes (114,536) (126,692) (137,634) Personnel (92,067) (92,935) (94,775) Utilities (91,882) (97,889) (101,840) Maintenance (104,264) (110,962) (117,969) Other segment expenses 1 (118,895) (128,087) (106,624) Transaction costs (2,029) (3,122) (2,026) Merger-related costs — — 1,952 Depreciation and amortization (563,966) (675,152) (730,709) Gain on sales of real estate properties and other assets 235,389 109,753 77,546 Interest expense (208,989) (242,425) (258,584) (Loss) gain on extinguishment of debt (451) (237) 62 Impairment of real estate properties and credit loss reserves (364,598) (313,547) (154,912) Impairment of goodwill — (250,530) — Equity loss from unconsolidated joint ventures (188) (135) (1,682) Interest and other (expense) income, net (3,555) (260) 1,343 Net loss $ (249,485) $ (663,904) $ (282,083) 1. Other segment expenses are primarily related to administrative costs, travel, legal, technology, and insurance. 18. Related-Party Transactions In the ordinary course of conducting its business, the Company enters into agreements with affiliates in relation to the management and leasing of its real estate assets, including real estate assets owned through joint ventures. Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Disclosure Controls and Procedures The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosure. The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, cont. 91

Changes in Internal Control over Financial Reporting There have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December  31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management’s Annual Report on Internal Control Over Financial Reporting The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the principles and other criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025. The Company’s independent registered public accounting firm, BDO USA, P.C., has also issued an attestation report on the effectiveness of the Company’s internal control over financial reporting included herein. 92

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Stockholders and Board of Directors Healthcare Realty Trust Incorporated Nashville, Tennessee Opinion on Internal Control over Financial Reporting We have audited Healthcare Realty Trust Incorporated’s (the “Company’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity and redeemable non-controlling interests, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules and our report dated February 13, 2026 expressed an unqualified opinion thereon. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ BDO USA, P.C. Nashville, Tennessee February 13, 2026 93

Item 9B. Other Information During the year ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading agreement" or "non-Rule 10b5-1 trading agreement," as each term is defined in Item 408(a) of Regulation S- K. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. 94

PART III Item 10. Directors, Executive Officers and Corporate Governance Directors Information with respect to the Company’s directors, set forth in the Company’s Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 19, 2026, under the caption “Election of Directors,” is incorporated herein by reference. Executive Officers The executive officers of the Company are:  NAME AGE POSITION Peter A. Scott 46 President and Chief Executive Officer Daniel Gabbay 46 Executive Vice President and Chief Financial Officer Andrew E. Loope 57 Executive Vice President, General Counsel and Secretary Ryan E. Crowley 43 Executive Vice President and Chief Investment Officer Robert E. Hull 53 Executive Vice President and Chief Operating Officer Mr. Scott was appointed President and Chief Executive Officer effective April 15, 2025. He was elected to the board of directors of the Company on May 20, 2025. Prior to joining the Company, Mr. Scott was Chief Financial Officer of Healthpeak Properties, Inc. since February 2017. From 2014 to 2017, he served as a Managing Director in the Real Estate Investment Banking Group at Barclays. From 2002 to 2014, he served in various positions of increasing responsibility at various financial services firms. Mr. Gabbay was appointed as Executive Vice President and Chief Financial Officer effective January 12, 2026. Prior to joining the Company and since 2024 he served as a Managing Director in the Real Estate Investment Banking Group of RBC Capital Markets (“RBC”), with primary coverage responsibility of the healthcare REIT sector. Prior to joining RBC, he served as a Managing Director in the Real Estate Investment Banking Group at Barclays. He began his career at Lehman Brothers in 2001. Mr. Loope was appointed as Executive Vice President, General Counsel, and Secretary effective January 1, 2025, after serving as Senior Vice President, Corporate Counsel, and Secretary. Prior to joining the Company in 2008, Mr. Loope was an attorney in the corporate and securities group of the law firm Waller Lansden Dortch & Davis, LLP (now Holland & Knight LLP) in Nashville, Tennessee. Mr. Crowley was appointed as Executive Vice President and Chief Investment Officer effective October 1, 2024 and has been employed by the Company since 2006. He served as Senior Vice President, Investments from November 2021 until September 30, 2024. Prior to that, he served as First Vice President, Investments. Mr. Hull was appointed Executive Vice President and Chief Operating Officer effective October 1, 2024 and has been employed by the company since 2004. He Served as Executive Vice President - Investments from January 1, 2017 until September 30, 2024. He served as Senior Vice President - Investments from March 2011 until January 2017, managing the Company's development and acquisition activity. Prior to that, Mr. Hull served in various capacities on the Company's investments team. Before joining the Company, Mr. Hull worked in the senior living and commercial banking industries. Code of Ethics The Company has adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) that applies to its principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, as well as all directors, officers and employees of the Company. The Code of Ethics is posted on the Company’s website (www.healthcarerealty.com) and is available in print free of charge to any stockholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Ethics to: Investor Relations, Healthcare Realty Trust Incorporated, 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203. The Company intends to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the 95

Code of Ethics for the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on the Company’s website. Insider Trading Policy The Company has adopted an insider trading policy governing the buying, selling, or other transfers of its securities by its directors, officers, and employees that the Company believes is reasonably designed to promote compliance with federal and state securities laws and any listing standards applicable to the Company. It is the Company’s policy to comply with all applicable securities laws and regulations (including appropriate approvals by the Company’s board of directors, if required) when engaging in transactions in the Company’s securities. Section 16(a) Compliance Information with respect to compliance with Section 16(a) of the Exchange Act set forth in the Company’s Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 19, 2026, under the caption “Security Ownership of Certain Beneficial Owners and Management – Delinquent Section 16(a) Reports,” is incorporated herein by reference. Stockholder Recommendation of Director Candidates Information with respect to the Company’s policy relating to stockholder recommendations of director candidates is set forth in the Company’s Proxy Statement relating to the Annual Meeting of Stockholders to be held on May 19, 2026, under the caption “Stockholder Recommendation or Nomination of Director Candidates,” and is incorporated herein by reference. Audit Committee Information relating to the Company’s Audit Committee, its members and the Audit Committee’s financial experts, set forth in the Company’s Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 19, 2026, under the caption “Committee Membership,” is incorporated herein by reference. Item 11. Executive Compensation Information relating to executive compensation, set forth in the Company’s Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 19, 2026, under the captions “Compensation Discussion and Analysis,” “Executive Compensation,” “Compensation Committee Interlocks and Insider Participation,” “Compensation Committee Report” and “Director Compensation,” is incorporated herein by reference, except with respect to the disclosure under the heading "Executive Compensation - Pay Versus Performance." Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Information relating to the security ownership of management and certain beneficial owners, set forth in the Company’s Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 19, 2026 under the caption “Security Ownership of Certain Beneficial Owners and Management,” is incorporated herein by reference. Information relating to securities authorized for issuance under the Company’s equity compensation plans, set forth in Item 5 of this report under the caption “Equity Compensation Plan Information,” is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence Information relating to certain relationships and related transactions, and director independence, set forth in the Company’s Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 19, 2026 under the 96 captions “Certain Relationships and Related Transactions” and “Corporate Governance – Independence of Directors,” is incorporated herein by reference. Item 14. Principal Accountant Fees and Services Our independent registered public accounting firm is BDO USA, P.C., Nashville, TN, PCAOB ID#243. Information relating to the fees paid to the Company’s accountants, set forth in the Company’s Proxy Statement relating to the Annual Meeting of Shareholders to be held on May 19, 2026, under the caption “Ratification of Appointment of Independent Registered Public Accounting Firm,” is incorporated herein by reference. Item 15. Exhibits and Financial Statement Schedules Index to Historical Financial Statements, Financial Statement Schedules and Exhibits 1. Financial Statements The following financial statements of Healthcare Realty Trust Incorporated are included in Item 8 of this Annual Report on Form 10-K. • Consolidated Balance Sheets – December 31, 2025 and December 31, 2024. • Consolidated Statements of Operations for the years ended December 31, 2025, December 31, 2024 and December 31, 2023. • Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025, December 31, 2024 and December 31, 2023. • Consolidated Statements of Equity and Redeemable Non-Controlling Interests for the years ended December 31, 2025, December 31, 2024 and December 31, 2023. • Consolidated Statements of Cash Flows for the years ended December 31, 2025, December 31, 2024 and December 31, 2023. • Notes to Consolidated Financial Statements. 2. Financial Statement Schedules Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2025, 2024, and 2023 103 Schedule III — Real Estate and Accumulated Depreciation as of December 31, 2025, 2024, and 2023 104 Schedule IV — Mortgage Loans on Real Estate Assets as of December 31, 2025, 2024, and 2023 105 All other schedules are omitted because they are either not applicable, not required, or because the information is included in the consolidated financial statements or notes thereto. 3. Exhibits EXHIBIT NUMBER DESCRIPTION OF EXHIBITS 3.1 Fifth Articles of Amendment and Restatement of the Company, as amended.1 3.2 Fourth Amended and Restated Bylaws of the Company.2 3.3 Certificate of Limited Partnership of Healthcare Realty Holdings, L.P., as amended.4 3.4 Second Amended and Restated Agreement of Limited Partnership of Healthcare Realty Holdings, L.P.4 4.1 Description of Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. 3 4.2 2026 Notes Indenture, dated as of July 12, 2016 among Healthcare Trust of America Holdings, LP (now Healthcare Realty Holdings, L.P.), Healthcare Trust of America, Inc. (now Healthcare Realty Trust Incorporated), and U.S. Bank National Association, as trustee, including the form of 3.50% Senior Notes due 2026 and the guarantee thereof.5 4.3 2027 Notes Indenture, dated as of June 8, 2017 among Healthcare Trust of America Holdings, LP (now Healthcare Realty Holdings, L.P.), Healthcare Trust of America, Inc. (now Healthcare Realty Trust Incorporated), and U.S. Bank National Association, as trustee, including the form of 3.75% Senior Notes due 2027 and the guarantee thereof.6 97

4.4 2030 Notes Indenture, dated as of September 16, 2019 among Healthcare Trust of America Holdings, LP (now Healthcare Realty Holdings, L.P.), Healthcare Trust of America, Inc. (now Healthcare Realty Trust Incorporated), and U.S. Bank National Association, as trustee, including the form of 3.10% Senior Notes due 2030 and the guarantee thereof.7 4.5 2031 Notes Indenture, dated as of September 28, 2020 among Healthcare Trust of America Holdings, LP (now Healthcare Realty Holdings, L.P.), Healthcare Trust of America, Inc. (now Healthcare Realty Trust Incorporated), and U.S. Bank National Association, as trustee, including the form of 2.00% Senior Notes due 2031 and the guarantee thereof.8 4.6 Indenture, dated as of July 22, 2022, by and among Healthcare Realty Holdings, L.P., Healthcare Realty Trust Incorporated, and U.S. Bank Trust Company, National Association.4 4.7 Supplemental Indenture No. 1, dated as of July 22, 2022, by and among Healthcare Realty Holdings, L.P., Healthcare Realty Trust Incorporated, and U.S. Bank Trust Company, National Association.4 4.8 Supplemental Indenture No. 2, dated as of July 22, 2022, by and among Healthcare Realty Holdings, L.P., Healthcare Realty Trust Incorporated, and U.S. Bank Trust Company, National Association.4 4.9 Supplemental Indenture No. 3, dated as of July 22, 2022, by and among Healthcare Realty Holdings, L.P., Healthcare Realty Trust Incorporated, and U.S. Bank Trust Company, National Association.4 4.10 Supplemental Indenture No. 4, dated as of July 22, 2022, by and among Healthcare Realty Holdings, L.P., Healthcare Realty Trust Incorporated, and U.S. Bank Trust Company, National Association.4 4.11 Tenth Supplemental Indenture, dated as of July 22, 2022, by and between HRTI, LLC and Truist Bank. 4 4.12 3.875% Senior Notes due 2025.4 4.13 3.625% Senior Notes due 2028 (No. 2028-1).4 4.14 3.625% Senior Notes due 2028 (No. 2028-2).4 4.15 2.400% Senior Notes due 2030 (No. 2030-1).4 4.16 2.400% Senior Notes due 2030 (No. 2030-2).4 4.17 2.050% Senior Notes due 2031.4 4.18 Guarantee of 2025 Note.4 4.19 Guarantee of 2028 Note.4 4.20 Guarantee of 2030 Note.4 4.21 Guarantee of 2031 Note.4 10.1 Fourth Amended and Restated Revolving Credit and Term Loan Agreement, dated as of July 20, 2022, by and among Healthcare Trust of America Holdings, LP (now known as Healthcare Realty Holdings, L.P.), Healthcare Trust of America, Inc. (now known as Healthcare Realty Trust Incorporated), the lenders named therein, and Wells Fargo Bank, National Association.4 10.2 Amended and Restated Employment Agreement, dated January 1, 2017, between Robert E. Hull and Healthcare Realty Trust Incorporated (now known as HRTI, LLC).9 10.3 Amendment No. 1 to Amended and Restated Employment Agreement, dated February 12, 2020, between Robert E. Hull and Healthcare Realty Trust Incorporated (now known as HRTI, LLC).10 10.4 Amendment No. 2 to Amended and Restated Employment Agreement, dated February 18, 2022, between Robert E. Hull and Healthcare Realty Trust Incorporated (now known as HRTI, LLC).11 10.5 Amended and Restated Employment Agreement, dated July 1, 2021, between Julie F. Wilson and Healthcare Realty Trust Incorporated (now known as HRTI, LLC).13 10.6 Executive Incentive Program, dated August 1, 2022.14 10.7 Form of LTIP Award Agreement (Executive Version).15 10.8 Form of LTIP Award Agreement (Director Version).15 10.9 Form of Indemnification Agreement for Directors.16 10.10 Form of Restricted Stock Award Certificate.17 10.11 The Company's Amended and Restated 2006 Incentive Plan, dated April 29, 2021.18 10.12 Form of LTIP Award Agreement.19 10.13 Amendment No. 3 to Amended and Restated Employment Agreement, dated October 1, 2024, between Robert E. Hull and Healthcare Realty Trust Incorporated.20 10.14 Amendment No. 1 to Amended and Restated Employment Agreement, dated October 1, 2024, between Julie F. Wilson and Healthcare Realty Trust Incorporated.20 10.15 Amended and Restated Employment Agreement, dated October 1, 2024, between Ryan E. Crowley and Healthcare Realty Trust Incorporated.20 98

10.16 Letter Agreement dated December 8, 2024, between Constance B. Moore and Healthcare Realty Trust Incorporated.21 10.17 Amended and Restated Employment Agreement, dated December 8, 2024, between Austen B. Helfrich and Healthcare Realty Trust Incorporated.22 10.18 Amended and Restated Employment Agreement, dated December 8, 2024, between Andrew E. Loope and Healthcare Realty Trust Incorporated.22 10.19 Agreement dated as of December 8, 2024 by and among Healthcare Realty Trust Incorporated and Starboard Value LP and certain of its affiliated entities and natural persons named therein.22 10.20 Employment Agreement, dated April 1, 2025 and effective as of April 15, 2025, between Peter A. Scott and Healthcare Realty Trust Incorporated.25 10.21 First Amendment to Fourth Amended and Restated Revolving Credit and Term Loan Agreement, dated as of April 4, 2025, by and among Healthcare Realty Holdings, L.P., as borrower, Healthcare Realty Trust Incorporated, as parent, Wells Fargo Bank, National Association, as administrative agent, the other lenders named therein and the other parties thereto.25 10.22 Fifth Amended and Restated Credit and Term Loan Agreement, dated as of July 25, 2025, by and among Healthcare Realty Holdings, L.P., as borrower, Healthcare Realty Trust Incorporated, as parent, Wells Fargo Bank, National Association, as administrative agent, the other lenders named therein and the other parties thereto.26 10.23 First Amendment to the Fifth Amended and Restated Credit and Term Loan Agreement, dated as of January 9, 2026, by and among Healthcare Realty Holdings, L.P., as borrower, Healthcare Realty Trust Incorporated, as parent. Wells Fargo Bank, National Association, as administrative agent, the other lenders named therein and the other parties thereto. (filed herewith) 10.24 Employment Agreement, dated January 7, 2026 and effective as of January 12, 2026, between Daniel Gabbay and Healthcare Realty Trust Incorporated. (filed herewith) 19 Insider Trading Policy.24 21 Subsidiaries of the Registrant. (filed herewith) 22 Subsidiary Issuers of Guaranteed Securities. (filed herewith) 23 Consent of BDO USA, P.C., independent registered public accounting firm. (filed herewith) 31.1 Certification of the Chief Executive Officer of the Company pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith) 31.2 Certification of the Chief Financial Officer of the Company pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith) 32 Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith) 97 Healthcare Realty Policy for the Recovery of Erroneously Awarded Compensation.23 101.INS This instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document. 101.SCH XBRL Taxonomy Extension Schema Document. (filed herewith) 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document. (filed herewith) 101.LAB XBRL Taxonomy Extension Labels Linkbase Document. (filed herewith) 101.DEF XBRL Taxonomy Extension Definition Linkbase Document. (filed herewith) 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document. (filed herewith) 104 Cover Page Interactive Data File (formatted as Inline XBRL document and contained in Exhibit 101). 1 Filed as an exhibit to the Company's (File No. 001-35568) Form 10-Q for the quarter ended June 30, 2023 filed with the SEC on August 8, 2023 and hereby incorporated by reference. 2 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on April 29, 2020 and hereby incorporated by reference. 3 Filed as an exhibit to the Company's (File No. 001-35568) Registration Statement on Form S-3 (Registration No. 333-273784) filed with the SEC on August 8, 2023 and hereby incorporated by reference. 4 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on July 26, 2022 and hereby incorporated by reference. 5 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on July 12, 2016 and hereby incorporated by reference. 6 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on June 13, 2017 and hereby incorporated by reference. 7 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on September 16, 2019 and hereby incorporated by reference. 8 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on September 28, 2020 and hereby incorporated by reference. 9 Filed as an exhibit to Legacy HR's (File No. 001-11852) Form 10-K for the year ended December 31, 2015 filed with the SEC on February 16, 2016 and hereby incorporated by reference. 10 Filed as an exhibit to Legacy HR's (File No. 001-11852) Form 10-K for the year ended December 31, 2019 filed with the SEC on February 12, 2020 and hereby incorporated by reference. 99

11 Filed as an exhibit to Legacy HR's (File No. 001-11852) Form 10-K for the year ended December 31, 2021 filed with the SEC on February 22, 2022 and hereby incorporated by reference. 12 Filed as an exhibit to Legacy HR's (File No. 001-11852) Form 8-K filed with the SEC on February 2, 2016 and hereby incorporated by reference. 13 Filed as an exhibit to Legacy HR's (File No. 001-11852) Form 10-Q for the quarter ended June 30, 2021 filed with the SEC on August 4, 2021 and hereby incorporated by reference. 14 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on August 5, 2022 and hereby incorporated by reference. 15 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on May 18, 2012 and hereby incorporated by reference. 16 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on December 22, 2010 and hereby incorporated by reference. 17 Filed as an exhibit to the Company's (File No. 001-35568) Form 10-K for the year ended December 31, 2016 filed with the SEC on February 21, 2017 and hereby incorporated by reference. 18 Included as Appendix A to the Company's (File No. 001-35568) Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2021 and hereby incorporated by reference. 19 Filed as an exhibit to the Company's (File No. 001-35568) Form 10-K for the year ended December 31, 2022 filed with the SEC on March 1, 2023 and hereby incorporated by reference. 20 Filed as an exhibit to the Company's (File No. 001-35568) Form 10-Q for the quarter ended September 20, 2024 filed with the SEC on October 30, 2024 and hereby incorporated by reference. 21 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K/A filed with the SEC on December 9, 2024 and hereby incorporated by reference. 22 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on December 9, 2024 and hereby incorporated by reference. 23 Filed as an exhibit to the Company's (File No. 001-35568) Form 10-K for the year ended December 31, 2023 filed with the SEC on February 16, 2024 and hereby incorporated by reference 24 Filed as an exhibit to the Company's (File No. 001-35568) Form 10-K for the year ended December 31, 2024 filed with the SEC on February 19, 2025 and hereby incorporated by reference. 25 Filed as an exhibit to the Company's (File No. 001-35568) Form 10-Q for the quarter ended March 31, 2025 filed with the SEC on May 1, 2025 and hereby incorporated by reference. 26 Filed as an exhibit to the Company's (File No. 001-35568) Form 8-K filed with the SEC on July 31, 2025, and hereby incorporated by reference. Executive Compensation Plans and Arrangements The following is a list of all executive compensation plans and arrangements filed as exhibits to this Annual Report on Form 10-K: 1. Amended and Restated Employment Agreement, dated January 1, 2017, between Robert E. Hull and Healthcare Realty Trust Incorporated (now known as HRTI, LLC) (filed as Exhibit 10.2) 2. Amendment No. 1 to Amended and Restated Employment Agreement, dated February 12, 2020, between Robert E. Hull and Healthcare Realty Trust Incorporated (now known as HRTI, LLC) (filed as Exhibit 10.3) 3. Amendment No. 2 to Amended and Restated Employment Agreement, dated February 22, 2022, between Robert E. Hull and Healthcare Realty Trust Incorporated (now known as HRTI, LLC) (filed as Exhibit 10.4) 4. Amended and Restated Employment Agreement between Healthcare Realty Trust Incorporated (now known as HRTI, LLC) and Julie F. Wilson, dated July 1, 2021 (filed as Exhibit 10.5) 5. Executive Incentive Program, dated August 1, 2022 (filed as Exhibit 10.6) 6. Form of LTIP Award Agreement (Executive Version) (filed as Exhibit 10.7) 7. Form of LTIP Award Agreement (Director Version) (filed as Exhibit 10.8) 8. Form of Restricted Stock Award Certificate (filed as Exhibit 10.10) 9. The Company's Amended and Restated 2006 Incentive Plan, dated April 29, 2021 (filed as Exhibit 10.11) 10. Form of LTIP Award Agreement (filed as Exhibit 10.12) 11. Amendment No. 3 to Amended and Restated Employment Agreement, dated October 1, 2024, between Robert E. Hull and Healthcare Realty Trust Incorporated (filed as Exhibit 10.13) 12. Amendment No. 1 to Amended and Restated Employment Agreement, dated October 1, 2024, between Julie F. Wilson and Healthcare Realty Trust Incorporated (filed as Exhibit 10.14) 13. Amended and Restated Employment Agreement, dated October 1, 2024, between Ryan E. Crowley and Healthcare Realty Trust Incorporated (filed as Exhibit 10.15) 100

14. Letter Agreement dated December 8, 2024, between Constance B. Moore and Healthcare Realty Trust Incorporated (filed as Exhibit 10.16) 15. Amended and Restated Employment Agreement, dated December 8, 2024, between Austen B. Helfrich and Healthcare Realty Trust Incorporated (filed as Exhibit 10.17) 16. Amended and Restated Employment Agreement, dated December 8, 2024, between Andrew E. Loope and Healthcare Realty Trust Incorporated (filed as Exhibit 10.18) 17. Employment Agreement, dated as of April 1, 2025 and effective as of April 15, 2025, between Peter A. Scott and Healthcare Realty Trust Incorporated (filed as Exhibit 10.20) 18. Employment Agreement, dated as of January 7, 2026 and effective as of January 12, 2026, between Daniel Gabbay and Healthcare Realty Trust Incorporated (filed herewith) Item 16. Form 10-K Summary None. SIGNATURES AND SCHEDULES Signatures Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized. HEALTHCARE REALTY TRUST INCORPORATED By: /s/ PETER A. SCOTT Peter A. Scott President, Chief Executive Officer, and Director February 13, 2026 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated. 101

SIGNATURE TITLE DATE /s/ Peter A. Scott President, Chief Executive Officer and Director February 13, 2026 Peter A. Scott (Principal Executive Officer) /s/ Daniel Gabbay Executive Vice President and Chief Financial Officer February 13, 2026 Daniel Gabbay (Principal Financial Officer) /s/ Amanda L. Callaway Senior Vice President and Chief Accounting February 13, 2026 Amanda L. Callaway Officer (Principal Accounting Officer) /s/ Thomas N. Bohjalian Chairman February 13, 2026 Thomas N. Bohjalian /s/ David B. Henry Director February 13, 2026 David B. Henry /s/ Jay P. Leupp Director February 13, 2026 Jay P. Leupp /s/ Constance B. Moore Director February 13, 2026 Constance B. Moore /s/ Glenn J. Rufrano Director February 13, 2026 Glenn J. Rufrano /s/ Donald C. Wood Director February 13, 2026 Donald C. Wood 102

Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2025, 2024 and 2023 Dollars in thousands ADDITIONS AND DEDUCTIONS DESCRIPTION BALANCE AT BEGINNING OF PERIOD CHARGED/ (CREDITED) TO COSTS AND EXPENSES CHARGED TO OTHER ACCOUNTS UNCOLLECTIBLE ACCOUNTS WRITTEN-OFF BALANCE AT END OF PERIOD 2025 Accounts receivable allowance $ 9,536 $ 1,322 $ — $ 3,559 $ 7,299 2024 Accounts receivable allowance $ 8,404 $ 2,094 $ — $ 962 $ 9,536 2023 Accounts receivable allowance $ 3,954 $ 5,119 $ — $ 669 $ 8,404 103

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2025

Dollars in thousands		LAND [1]			BUILDINGS, IMPROVEMENTS, LEASE INTANGIBLES AND CIP [1]								
MARKET	NUMBER OF PROP.	INITIAL INVESTMENT	COST CAPITALIZED subsequent to acquisition	TOTAL	INITIAL INVESTMENT	COST CAPITALIZED subsequent to acquisition [2]	TOTAL	PERSONAL PROPERTY [1]	TOTAL PROPERTY [3, 4, 6]	ACCUMULATED DEPRECIATION [1, 4, 6]	ENCUMBRANCES [5]	DATE ACQUIRED	DATE CONST.
Dallas, TX	36	$ 59,646	$ 13,383	$ 73,029	$ 704,073	$ 171,987	$ 876,060	$ 541	$ 949,630	$ 225,919	$ —	2003-2023	1979-2025
Seattle, WA	24	39,291	4,021	43,312	456,416	112,140	568,556	695	612,563	210,965	—	2008-2022	1970-2018
Houston, TX	24	47,156	10,095	57,251	465,761	83,701	549,462	357	607,070	120,217	—	2007-2022	1980-2018
Charlotte, NC	31	25,635	7,538	33,173	431,082	76,269	507,351	143	540,667	157,273	—	2008-2020	1961-2018
Phoenix, AZ	34	21,120	8,052	29,172	418,645	38,256	456,901	2	486,075	76,144	—	2007-2017	1971-2006
Denver, CO	24	36,449	9,189	45,638	340,321	77,803	418,124	616	464,378	117,569	—	2007-2022	1978-2020
Raleigh, NC	26	46,572	10,134	56,706	364,458	29,265	393,723	23	450,452	69,561	—	2010-2022	1977-2020
Atlanta, GA	24	31,501	8,394	39,895	361,282	26,866	388,148	106	428,149	99,647	—	2008-2022	1974-2014
Nashville, TN	10	18,801	2,345	21,146	226,850	95,301	322,151	748	344,045	128,484	6,938	2004-2022	1976-2022
Boston, MA	13	106,648	8,901	115,549	298,384	(46,602)	251,782	60	367,391	70,977	—	2012-2016	1860-2011
Tampa, FL	17	21,892	7,095	28,987	299,697	32,184	331,881	24	360,892	59,354	—	1994-2023	1975-2015
Indianapolis, IN	35	41,590	7,655	49,245	250,644	29,755	280,399	13	329,657	58,192	—	2007-2019	1988-2013
Los Angeles, CA	15	47,027	2,743	49,770	197,758	74,721	272,479	340	322,589	139,900	16,674	1994-2020	1964-2003
Austin, TX	11	16,719	4,882	21,601	205,284	30,085	235,369	37	257,007	49,954	—	2013-2022	1986-2015
New York, NY	13	58,719	5,823	64,542	160,873	30,760	191,633	4	256,179	32,180	—	2014-2019	1920-1988
Miami, FL	13	19,200	3,162	22,362	193,569	38,643	232,212	103	254,677	79,038	—	1994-2020	1954-2009
Washington, DC	9	3,756	1,515	5,271	187,478	51,990	239,468	68	244,807	71,092	—	2004-2021	1959-2011
San Francisco, CA	6	48,443	737	49,180	164,349	30,646	194,995	52	244,227	70,269	—	2015-2022	1912-2014
Orlando, FL	7	6,734	3,059	9,793	176,080	9,175	185,255	—	195,048	33,608	—	1998-2017	1994-2009
Hartford, CT	25	23,996	5,203	29,199	151,860	4,885	156,745	33	185,977	30,162	—	2016-2019	1955-2017
Other (32 markets)	120	176,307	43,408	219,715	1,969,776	85,200	2,054,976	292	2,274,983	537,446	5,212	1993-2023	
Total real estate	**517**	**897,202**	**167,334**	**1,064,536**	**8,024,640**	**1,083,030**	**9,107,670**	**4,257**	**10,176,463**	**2,437,951**	**28,824**		
Land held for develop.	—	57,535	—	57,535	—	—	—	—	57,535		—		
Financing lease right-of-use assets	1	—	—	—	—	—	—	—	75,083	—	—		
Investment in financing receivables, net	1	—	—	—	—	—	—	—	123,249	—	—		
Corporate Property	1	16,869	42	16,911	11,656	19,281	30,937	2,900	50,748	15,752	—		
Total properties	**520**	**$ 971,606**	**$ 167,376**	**$1,138,982**	**$ 8,036,296**	**$ 1,102,311**	**$ 9,138,607**	**$ 7,157**	**$10,483,078**	**$ 2,453,703**	**$ 28,824**		

1 Includes eighteen assets held for sale as of December 31, 2025 with gross real estate investments of approximately $190.5 million.

2 Includes the impact of any impairment on real estate charges recorded

3 Total properties as of December 31, 2025 have an estimated aggregate total cost of $10.0 billion for federal income tax purposes.

4 Depreciation is provided for on a straight-line basis on buildings and improvements over 3.3 to 49.0 years, lease intangibles over 1.0 to 99.0 years, personal property over 3.0 to 10.0 years, and land improvements over 2.0 to 39.0 years.

5 Includes debt issuance costs and unaccreted discount totaling $0.1 million as of December 31, 2025.

6 Rollforward of Total Property and Accumulated Depreciation, including assets held for sale, for the year ended December 31, 2025, 2024 and 2023 follows:

	YEAR ENDED DEC. 31, 2025		YEAR ENDED DEC. 31, 2024		YEAR ENDED DEC. 31, 2023	
Dollars in thousands	TOTAL PROPERTY	ACCUMULATED DEPRECIATION	TOTAL PROPERTY	ACCUMULATED DEPRECIATION	TOTAL PROPERTY	ACCUMULATED DEPRECIATION
Beginning balance	**$11,828,265**	**$ 2,488,931**	**$13,408,713**	**$ 2,227,766**	**$14,076,475**	**$ 1,645,271**
Additions during the period						
Real estate acquired	—	—	—	—	54,024	2,322
Other improvements	33,844	328,130	53,748	549,160	28,521	668,069
Land held for development	—	—	—	—		—
Construction in progress	10,344	—	69,598	—	49,901	—
Investment in financing receivable, net	(422)	—	1,541	—	2,366	—
Financing lease right-of-use assets, net	(2,261)	—	(4,865)	—	(1,616)	—
Corporate Properties	—	—	—	—	—	—
Retirement/dispositions						
Real estate	(1,386,692)	(363,358)	(1,700,470)	(287,995)	(800,958)	(87,896)
Ending balance	**$10,483,078**	**$ 2,453,703**	**$11,828,265**	**$ 2,488,931**	**$13,408,713**	**$ 2,227,766**

104

Schedule IV – Mortgage Loans on Real Estate Assets as of December 31, 2025 Dollars in thousands Final Maturity Date Payment Terms Prior Liens Face Amount Carrying Amount Principal Amount of Loans Subject to Delinquent Principal or Interest Mortgage loan on real estate located in: 1 California 6.50% 3/29/2026 (2) $ — $ 45,000 $ 45,189 $ — Florida 9.00% 12/28/2026 (3) — 5,256 5,256 — Texas 6.75% 12/31/2026 (2) — 6,400 6,401 — Texas 7.50% 10/02/2029 (2) — 9,629 9,691 — Texas 6.75% 3/19/2030 (2) — 5,400 5,431 — Mezzanine loans on real estate located in: Arizona 9.00% 12/20/2026 (2) — 6,000 6,038 — Texas 11.00% 10/02/2029 (2) — 1 1 — Wisconsin 13.00% 3/19/2030 (4) — 8,500 8,959 — Total real estate notes receivable $ — $ 86,186 $ 86,966 $ — 1 Excludes a mortgage loan where the Company received $14.9 million against a $31.2 million loan balance and fully reserved the remainder of $16.8 million. The loan was guaranteed by an individual and while the Company is seeking to collect on the guaranty, there can be no assurance of any recovery. 2 Interest only payments due with principal and any unpaid interest due on the maturity date. 3 Monthly installment payments of principal and interest. 4 Capitalized interest through maturity, with outstanding principal and accrued interest due on the maturity date. The following shows changes in the carrying amounts of mortgage loans on real estate assets during the years ended December 31, 2025, 2024 and 2023: Year Ended December 31, 2025 2024 2023 Balance as of the beginning of the year $ 127,624 $ 173,614 $ 99,643 Additions: Fair value real estate notes assumed — — — New real estate notes 20,300 9,630 58,700 Draws on existing real estate notes — 5,505 19,103 Accretion of fees and other items 497 3,600 1,364 Deductions: Collection of real estate loans (59,884) (5,162) — Deferred fees and other items — — — Allowance for credit loss (1,571) (59,563) (5,196) Balance as of the end of the year $ 86,966 $ 127,624 $ 173,614 All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required under the related instructions or are not applicable, or because the required information is shown in the consolidated financial statements or notes thereto. 105